9/10

02055374

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TravelSky Technology Ltd.

*CURRENT ADDRESS No. 128
Zhichun Road
Haidian District
Beijing 100086, PRC

**FORMER NAME

PROCESSED
NOV 04 2002
P THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34687 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: GBS
DATE: 10/17/02

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

82-34687






http://www.travelsky.net



Contents

TravelSky Technology Limited (the "**Company**" or, including its subsidiaries, the "**Group**") is the dominant provider of information technology solutions for China's air travel and tourism industries. The Company has been devoted to developing leading edge applications and services that address the needs of a wide range of industry participants - ranging from airlines, airports and non-air travel suppliers to travel agencies, corporate travel consumers, air travel consumers and cargo shippers - to conduct electronic transactions and manage travel-related information. The core businesses of the Company include:

- Electronic Travel Distribution ("**ETD**");
- Airport Passenger Processing ("**APP**");
- Data network;
- Air Cargo System ("**ACS**"); and
- Internet-based travel platform.

The Company was incorporated in the People's Republic of China (the "**PRC**") on October 18, 2000 and has a controlling equity interest in each of TravelSky Technology (Hong Kong) Limited, Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd. and InfoSky Technology Co., Ltd. The Company also holds a significant equity interest in each of the following associated companies: Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd. and Aviation Cares of Southwest Chengdu, Ltd.

The Group had 912 employees as at December 31, 2001.

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") on February 7, 2001. The current largest shareholder of the Company is Civil Aviation Computer Information Centre ("**CACI**"), which holds an equity interest of 22.3 per cent. in the Company. A total of 42.7 per cent. of the equity interest in the Company is held by twenty Chinese commercial airlines, including the three largest Chinese commercial airlines, namely, Southern Airlines (Group) Co., Eastern Air Group Co. and Air China. The remaining 35.0 per cent. of the equity interest in the Company is held by holders of its H shares.

Total Revenues


RMB'000
1,000,000
800,000
600,000
400,000
200,000
0
509,635
487,137
603,654
741,987
830,801
1997
1998
1999
2000
2001
Electronic travel distribution
Airport passenger processing
Data network
Equipment sales and other

Profit Before Taxation and Minority Interests


RMB'000
500,000
400,000
300,000
200,000
100,000
0
225,792
211,456
314,960
353,054
411,573
1997
1998
1999
2000
2001

Financial Highlights

EBITDA


RMB'000
500,000
400,000
300,000
200,000
100,000
0
321,461
322,303
404,138
452,990
479,275
1997
1998
1999
2000
2001

Net Profit


RMB'000
500,000
400,000
300,000
200,000
100,000
0
148,702
137,386
208,038
256,592
407,901
1997
1998
1999
2000
2001

Earnings Per Share, Basic and Diluted


RMB'000
0.5
0.4
0.3
0.2
0.1
0.0
0.26
0.24
0.36
0.44
0.48
1997
1998
1999
2000
2001

Total Assets


RMB'000
4,000,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
983,450
1,119,993
854,532
1,227,674
2,894,189
1997
1998
1999
2000
2001
Total liabilities
Minority interests
Shareholders' equity



"TravelSky aims to maintain its market leadership position by effectively managing the company's data, infrastructure and technology networks, as well as constantly reviewing and upgrading its core services and solutions."

— Yang Jun, Chairman

Dear shareholders,

I am pleased to report the operating results of TravelSky Technology Limited (the "Company", or together with its subsidiaries, the "Group") for the financial year ended December 31, 2001 ("Year 2001").

The financial results of the Group in Year 2001 have been very encouraging. In Year 2001, the Group's total revenue amounted to RMB830.8 million, representing an increase of 12.0 per cent. over that of the year ended December 31, 2000 ("Year 2000"). Earnings before interest, tax, depreciation and amortisation ("EBITDA") in Year 2001 were RMB479.3 million, representing an increase of 5.8 per cent. over that of Year 2000. Net profit was RMB407.9 million, representing an increase of 59.0 per cent. over that of Year 2000. Increases in both revenue and earnings were mainly attributable to the growth of the business of the Group, the increase in financial income and the preferential treatment of income tax.

The Group's turnover and results were mainly derived from its operations in China. Earnings per share of the Group in Year 2001 amounted to RMB0.48.

Year 2001 In Retrospect

Despite the adverse effects on the global air travel and tourism industries caused by the world-wide economic slowdown and the "September 11" terrorist attack in the United States, China's air travel and tourism industries grew rapidly in Year 2001, which growth was mainly attributable to the sustained economic growth in China and favourable factors such as China's accession to the World Trade Organisation, the successful holding of the University Games and the APEC meeting and Beijing winning the right to hold the 2008 Olympic Games. By capturing the opportunities arising from an increasing



demand for air traffic in China, and given the continuous and simultaneous growth in the number of bookings for flights on Chinese commercial airlines through its ETD system, the Company has adopted a number of strategies, including an upward adjustment of the distribution prices of bookings for flights on foreign and regional airlines, strengthening of its market development and expansion in hotel distribution, for the purpose of increasing revenue from its ETD business. In Year 2001, the ETD system processed approximately 78.0 million bookings on Chinese commercial airlines and approximately 3.3 million bookings on foreign and regional airlines, representing an increase of approximately 10.3 per cent. and approximately 18.2 per cent., respectively, over that in Year 2000.

In Year 2001, the Company stepped up the promotion activities for its new ETD products while continuing to improve the functions of existing ETD products. The Billing Settlement Plan ("BSP") system was launched in Hong Kong and Singapore, which facilitates the sale of ATB2 neutral tickets by tour operators in Hong Kong, Macau and Singapore through the Company's ETD system. Shenzhen Airlines Ltd. became the first airline to use the electronic ticketing technology of the Company, providing air travellers with "paperless travel". Moreover, United Airlines began to use the Company's Net Fare Display system for notifying travel agencies of its selling prices for each new season.

In Year 2001, apart from improving and upgrading the functions of the APP system and encouraging more commercial airlines to increase their usage of the APP system at airports already installed with the system, the Company successfully installed the system at other domestic and foreign airports including Guilin, Hangzhou and Jakarta. As a result, there is currently a total of 43 domestic and foreign airports using the APP system of the Company. In Year 2001, the APP system of the Company processed a total of approximately 46.7 million passenger departures, which is equivalent to approximately 59.9 per cent. of the total passenger departures handled by domestic airports in China, representing an increase of approximately 39.4 per cent. over that in Year 2000.

In Year 2001, the Company continued to implement technological reforms for the purpose of upgrading the nodes of its existing network infrastructure onto a TCP/IP platform, further improving the network structure and work flow and enhancing the Company's supervisory ability over the whole network, so as to improve the transmission capability of its data network and its ability to maintain its network operation. In addition, the Company continued to set up new local distribution centres ("LDCs") in Hangzhou, Lanzhou, Xiamen, Beijing and Hong Kong to provide better services to local users in those cities.



InfoSky Technology Co., Ltd. ("InfoSky"), a Sino-foreign joint venture engaged in air cargo business which was jointly established by the Company and a subsidiary of the Sociètè Internationale de Tèlècommunications Aeronautiques group of companies ("SITA"), commenced operations on January 1, 2001. Since commencement of its operations, InfoSky has been devoted to introducing and developing technologies suitable for the air cargo market of China. A software system for SITA containers and dangerous goods management was introduced and various products such as ULD Control System were developed. InfoSky has also been committed to expanding market share, with both the Beijing Capital International Airport and Guangzhou Baiyun International Airport becoming new users of its ACS in Year 2001. In Year 2001, InfoSky's ACS processed a total of approximately 3.8 million cargo airway bills, representing an increase of approximately 69.8 per cent. over that processed in Year 2000.

In 2001, the Company's Internet-based travel platform, which was developed by leveraging its core ETD system, APP system, data network and ACS, achieved significant progress. In Year 2001, the number of on-line air ticket bookings made by individual consumers through travelsky.com represented approximately 2 per cent. of all the bookings made under the ETD system of the Company. Together with improving and upgrading the functions of its Internet-based travel platform and enriching the travel information it provides, the Company has also introduced on-line services such as electronic ticketing, aircraft seat reservations, hotel reservations and car rentals as well as weather forecasts, short messages service ("SMS") and arrival time information at destinations. The Company also began to provide Chinese commercial airlines and travel agencies with application services provider ("ASP") services, web-hosting solutions and on-line booking engine services.

Given the direct participation by domestic and foreign commercial airlines in the Company's ETD plan and close co-operation with international advanced information technology providers and industry players, the Company has essentially completed construction of the framework of the new-generation ETD plan and achieved a number of remarkable results and significant progress in Year 2001. In the past two years during which the new-generation ETD plan was being implemented, the Company developed and improved the functional modules of its new-generation ETD system, and enriched its contents so as to satisfy the needs of airlines and travel agencies for information technology solutions in relation to their business development. By using the data collected from different segments during the process


TravelSky

of transmitting sales information of air traffic to travellers, the Company has developed a data services system which provides participants of the air travel and tourism industries with all-round, comprehensive and quality data information services. The advanced OPEN/ENV technology adopted by the Company allows data exchange between traditional mainframes and open platforms, so that the integration of related information systems in the air travel and tourism industries has become possible. I believe that with the wide application of such results and developments, the position of the Company as the dominant provider of information technology solutions for China's air travel and tourism industries will be further strengthened.

The Group has maintained the system reliability of its various business divisions. The Group is proud to report that the utilisation ratios of the Group's ICS, CRS, APP and ACS mainframe systems in Year 2001 were 99.99 per cent., 99.99 per cent., 99.98 per cent. and 99.99 per cent., respectively. At the same time, the Company has completed the construction and upgrading of an ETD mainframe platform and has expanded the capacity of the APP mainframe system, thereby significantly increasing the processing capacity of the ETD and APP systems and improving their performance and operating efficiency.

In Year 2001, with the assistance of professional management advisers, the Company commenced a corporate restructuring which is aimed at establishing a flexible market feedback mechanism, maximising resources allocation, increasing its research and development capabilities, streamlining operations and improving its customer service. By undergoing such corporate restructuring, the Company took a number of actions which include implementing a reorganisation of its work flow, completing its internal accountability system and enhancing its incentive and control mechanism, pioneering a horizontal organisation structure which resulted in a more efficient flow of internal information, enhancing sharing of connection and information among its internal divisions and improving its performance evaluation system. By virtue of the above actions, the Company has significantly boosted the initiatives of its staff and thereby enhancing its operating efficiency.



Looking Ahead for Year 2002

For year 2002, although the global economic recession has already affected, and shall inevitably continue to affect or even have a significant impact on, the speed of growth of the Chinese economy, the national economy is expected to continue to have an ongoing healthy development, given China's accession to the World Trade Organisation and the fact that the State is devoted to various plans such as implementing a positive fiscal policy and a steady monetary policy, stimulating domestic demand, speeding up the adjustment of China's economic structure, steadily implementing various reforms and a series of material measures including adjustment and rationalisation of market regulation. I expect that the continuous growth of the Chinese economy and other factors including the strategic reorganisation of China's civil aviation industry will continue to support the growth of China's air travel and tourism industries. In order to face new opportunities and challenges, the Company will place emphasis on the following:

- to continue the implementation of the five-year capital expenditure programme, integrate Internet and open-platform technologies, draw on advanced international technological standards, develop information technology solutions for China's air travel and tourism industries, provide participants in each segment of the value chain in the air travel and tourism sales process with product and service support, in an effort to address the needs of advanced information technology arising from the rapid development of China's air travel and tourism industries;

- to vigorously expand the Company's core businesses and to maintain and increase the market share of such business by continuing the search for new business models which will promote sales in air travel and tourism jointly with users, so as to provide industry providers with more convenient and economic ways for the sale and provision of services. The Company also aims to capture new growth opportunities by increasing its investment in the research and development of information technology solutions for participants in China's air travel and tourism industries and related industries, in order to step up the construction of a digitalised infrastructure;

- to devote efforts in further reducing operating costs through the use of advanced technical measures and further increasing the efficiency of capital utilisation through a variety of measures; and

- to seek strategic acquisition and other investment opportunities relating to the core businesses of the Company through the use of the Group's capital resources, both during the strategic reorganisation of China's civil aviation industry and throughout the development of the information technology industry in China.



Work of the Board of Directors

Mr. Yang Jun was appointed as the President of CACI by the Civil Aviation Administration of China on April 18, 2001. In compliance with the requirement of the relevant policy in China, the Company held a Board of Directors meeting on April 25, 2001. It was agreed that Mr. Yang Jun would resign from the position of General Manager of the Company and Mr. Zhu Yong was appointed as the General Manager of the Company.

At the Annual General Meeting held on May 28, 2001, it was agreed that Mr. Liu Chunchi would cease to be a Director and Mr. Zhu Yong was elected to replace him as a Director.

On August 30, 2001 the Board of Directors accepted the resignation of Mr. Li Man Kit from his position as one of the joint company secretaries of the Company.

On November 15, 2001, it was agreed at a Board of Directors meeting that the Company will establish a Level I American depositary receipts program. The establishment of such program is currently under progress.

On behalf of the Board of Directors, I would like to extend my sincere thanks to the shareholders and investors for their trust and support, as well as to the management and employees of the Company for their diligence last year.



Chairman

Beijing, the PRC
March 21, 2002



"With a professional and highly experienced management team, a proven track record and a portfolio of state-of-the-art information and management systems, TravelSky is well positioned to lead China's air travel and tourism industries into a new digital era."

— Zhu Yong, Executive Director and General Manager

The Company is the dominant provider of information technology solutions for China's air travel and tourism industries. The Company is also the dominant provider of inventory management solutions for Chinese commercial airlines and the market leader in the distribution of products and services of Chinese commercial airlines to domestic travel agencies, ticketing offices and individual consumers. The Company has been developing state-of-the-art products and services that address the needs of a range of industry participants - from airlines, airports and non-air travel suppliers to travel agencies, corporate travel consumers, air travel consumers and cargo shippers - for the purpose of enabling such participants to conduct electronic transactions and manage travel-related information. The core businesses of the Company include ETD, APP, data network, ACS and Internet-based travel platform. The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited on February 7, 2001.

ETD

The Company's ETD system provides inventory management functions to all 25 Chinese commercial airlines and serves as a distribution platform for the provision of products and services for domestic and overseas travel suppliers. The Company is the dominant provider of ETD solutions for China's air travel and tourism industries.

In Year 2001, the Company has to a large extent widened the scope of information within its system by successfully upgrading its connection with other global distribution systems ("GDS") around the world, improving the functions of its ETD system, increasing the volume of flight information, as well as adding numerous travel-related information to the ETD system. The Company has also provided various products to travel agencies for the purpose of facilitating access to the ETD system, offering more dedicated services to air travel consumers and supporting the business development of the travel agencies. In addition, the Company is currently working jointly with domestic commercial banks in



developing a complete set of electronic services ranging from tickets reservation and settlement to boarding for air travel consumers, and to provide air travel suppliers with electronic sale and settlement solutions.

In Year 2001, the Company continued to promote and enhance its ETD products. Sales information of 24 foreign commercial airlines was newly added to the system, thus bringing the total number of domestic and foreign commercial airlines using the ETD system to over 440. BSP was launched in Hong Kong and Singapore, which facilitates the sale of ATB2 neutral tickets by tour operators in Hong Kong, Macau and Singapore through the Company's ETD system. Shenzhen Airlines Ltd. became the first airline to use the electronic ticketing technology of the Company, providing air travellers with "paperless travel". United Airlines began to use the Company's Net Fare Display system to notify travel agencies of its selling prices for each new season. The hotel reservations business underwent vigorous development through the Company's co-operation with both non-air travel suppliers and Chinese commercial airlines. Moreover, a comprehensive customer representative system was set up to improve communication with the market thereby enhancing the provision of personalized services to consumers.

In Year 2001, the ETD system processed approximately 78.0 million bookings on Chinese commercial airlines and approximately 3.3 million bookings on foreign and regional airlines, representing an increase of approximately 10.3 per cent. and 18.2 per cent., respectively, over that in Year 2000.

APP

The Company's APP system is designed to enhance an airline's level of customer services for ground handling and processing efficiency. The Company is currently the largest provider of APP services in China. In Year 2001, the functions of the APP system were further improved and upgraded with the aim of supporting new products such as check-in services in cities and hotels by commercial airlines, assisting in providing through-route check-in and passenger transfers on various flights or with partner airlines and implementing related functions of the new-generation ETD plan in the APP system by the application of emerging technologies.



In Year 2001, apart from further encouraging more commercial airlines to increase their usage of the APP system at airports already installed with the system, the Company also installed the system at certain domestic and foreign airports including Guilin, Hangzhou and Jakarta. There are currently a total of 43 domestic and foreign airports using the APP system of the Company.

In Year 2001, the APP system of the Company processed approximately 46.7 million passenger departures, which is equivalent to 59.9 per cent. of the total passenger departures handled by domestic airports in China, representing an increase of approximately 39.4 per cent. over that in Year 2000.

Data Network

The Company owns and operates the largest real-time commercial data network for the civil aviation industry in China. The Company delivers its ICS, CRS, APP and ACS services through its nation-wide data network. In Year 2001, the Company upgraded the nodes of its existing network infrastructure onto a TCP/IP platform in areas including Guilin and Urumqi, and established new network infrastructure at airports including Jinan and Lanzhou. By the end of 2001, the fundamental upgrading of the Company's core network infrastructure and the optimization of the network structure were essentially completed. As a result, the transmission capacity of the data network was improved. Furthermore, the Company also refined the centralised network management system and improved work flow, as well as fully enhanced the general monitoring capacity of the network, resulting in an upgrade of the maintainability of network operation. In addition, the Company continued to set up new local distribution centres ("LDCs") in Hangzhou, Lanzhou, Xiamen, Beijing and Hong Kong for the distribution of products of the Group and the provision of better services to local users in those cities. In Year 2001, the operating costs of the Company decreased owing to the diversion of part of its lines using SITA nodes from Beijing to the cheaper Hong Kong nodes. The Company also set about launching virtual private network services for its users.


Internet

ACS

InfoSky, a Sino-foreign joint venture engaged in the air cargo business which was jointly established by the Company and a subsidiary of SITA, commenced operations on January 1, 2001. InfoSky is a leading provider of automated air cargo systems in China. Since commencement of its operations, InfoSky has been devoted to introducing and developing technologies suitable for the air cargo market of China. In Year 2001, it introduced a software system for SITA containers and dangerous goods management and upgraded its freight mainframe operation system and the Cargo Front and Processing System and Decision Support System, as well as developed various products including ULD Control System, INFOLOGIS and INFOPUB. InfoSky has also been committed to expanding market share, with both the Beijing Capital International Airport and Guangzhou Baiyun International Airport becoming new users of its ACS. China Eastern Airlines Corporation Ltd., an important cargo system client, has been transferred from SITA to InfoSky in accordance with a joint venture agreement entered into between the Company and a subsidiary of SITA. Furthermore, InfoSky has improved its customer services system by making 24-hour-a-day and 7-day-a-week support available to its customers. Such improvements have brought about a higher level of satisfaction from Infosky's customers. In Year 2001, InfoSky's ACS processed a total of approximately 3.8 million cargo airway bills, representing an increase of approximately 69.8 per cent. over that in Year 2000.

Internet-based Travel Platform

With the use of Internet technology, the Company's Internet-based travel platform, which was developed by leveraging its core ETD system, APP system, data network and ACS, has become more sophisticated. Under a co-operation arrangement with travelsky.com, which is owned by the controlling shareholder of the Company, CACI, the Company has provided a new distribution channel for the products and services of travel suppliers. Information and services such as flight enquiry, on-line bookings, on-line settlement, on-line hotel reservations, car rentals, arrival time at destinations, travel products, foreign exchange rates as well as weather forecasts in as many as 178 domestic and foreign cities are all available on travelsky.com. Apart from that, travelsky.com also assists airlines in providing travellers with one-to-one personalized services, including on-line aircraft seat reservation, SMS for informing travellers of any change in their flight bookings, support services for wireless application protocol ("WAP") enabled cellular phones or personal digital assistants ("PDAs"), browser-based terminal access,



application services provider ("ASP") services, web-hosting solutions for nine travel agencies such as China Air Services Ltd and limited on-line booking engine service for users in the industry. In Year 2001, the number of on-line air ticket bookings made by individual consumers through travelsky.com represented approximately 2 per cent. of all the bookings made under the ETD system of the Company.

Research and Development

In Year 2001, the Company essentially completed construction of the framework of the new-generation ETD plan and achieved a number of remarkable results and significant progress. When the new-generation ETD plan was being implemented during the past two years, the Company has, in order to ensure the technological advancement and practicability of such new-generation ETD plan, undertaken extensive co-operation with GDS operators, international advanced information technology suppliers and domestic and foreign commercial airlines in various projects so that the Company's new-generation ETD system was kept abreast of trends in international technology development. This also ensured the continuous development flexibility of its ETD system in addressing the needs of China's air travel and tourism industries in relation to information technology solutions.

Through further development and improvement of the functional modules of its new-generation ETD system, the Company has completed the integration of flight information from the ICS of Chinese commercial airlines with the information systems of CRS, GDS and the Official Aviation Group, as well as achieving synchronisation of domestic and international flight information in all information systems within China. The Company also introduced total support for all technology standards under IATA recognised aviation alliances and assisted commercial airlines in establishing technology-based alliances such as code sharing.

By using the data collected from the transmission of air traffic sale information to travellers, the Company has developed a data services system which successfully supports the operation of the revenue management system and the frequent traveller management system of various Chinese commercial airlines including Air China. The data products and services developed by the Company, such as sales data analysis for flights and travel agencies, MIDT and travellers' track data analysis, provide real-time data support to facilitate the operations and decision-making of participants in the civil aviation industry and for participants of the air travel and tourism industries including commercial airlines and travel agencies.

The advanced OPEN/ENV technology recently adopted by the Company allows for data exchange between traditional mainframes and open platforms. It enhances the processing capacity of the traditional mainframe and has made the integration of related information systems in the air travel and tourism industries possible.

Business Strategies and Forecast

The Company's objectives are to maintain its position as the dominant information technology provider for China's air travel and tourism industries and to expand its applications and services into complementary areas. The Company aims to provide participants of the air travel and tourism industries with more comprehensive market information, saleable applications and more value-added services at a lower operating cost. By drawing on advanced international technology standards, the Company will upgrade traditional mainframe and network technology to new open-platform technology in order to increase development efficiency and offer cheaper but more flexible applications and services. In addition, the Company intends to jointly explore with its customers new business models for air travel businesses in order to offer more convenient and economic ways for the sale and provision of its services and to address the need for advanced information technology arising from the rapid development of China's air travel and tourism industries.

The Company has made efforts in expanding the processing scale and market share of the APP system and it intends to utilize the latest information technology in developing and integrating solutions in its existing ETP and APP systems, in order to provide accurate, timely and reliable information in the internal information management systems of commercial airlines and to capture the opportunities offered by the digitalisation of the Chinese civil aviation industry and develop a comprehensive use of information technology for the integration of its APP system with the information systems at various airports for the purpose of providing air travellers with seamless services.

The Company intends to continue to leverage its core systems to further develop its Internet-based travel platform applications and services and to expand the distribution channels of its core products and services over the Internet. The Company also plans to maximise the value in its unique database and to capture new growth opportunities.

After China's accession to the World Trade Organisation and the proposed strategic reorganisation of the civil aviation industry in China, the Company expects the level of demand for information technology as well as the integration of various information systems owned by the participants of China's air travel and tourism industries will become greater than before. The Company intends to take full advantage of its position as a dominant provider of information technology solutions for air travel and tourism industries by providing industry participants with more assistance and support for their business development and enhancing the progress of the construction of their internal information systems. The Company also intends to seek strategic acquisition or investment opportunities in relation to its core businesses arising from the proposed strategic reorganisation of China's civil aviation industry and other developments in the information technology industry.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) included elsewhere in this annual report. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The selected historical results as discussed herein is not a prediction of the future business operations of the Group.

Overview

In the year ended December 31, 2001 ("Year 2001"), profit before taxation of the Group was approximately RMB411.6 million, representing an increase of 16.6 per cent. over that in the year ended December 31, 2000 ("Year 2000"). EBITDA was approximately RMB479.3 million, representing an increase of 5.8 per cent. over that in Year 2000. Net profit was approximately RMB407.9 million, representing an increase of 59.0 per cent. over that in the previous year. The increase in profitability of the Group was mainly due to the growth of the Group's businesses, the increase in financial income and the reduction and exemption of income tax.

Basic and diluted earnings per share of the Company in Year 2001 was RMB0.48.

Total Revenues

The total revenues of the Group for Year 2001 were RMB830.8 million, representing an increase of approximately RMB88.8 million, or 12.0 per cent., from RMB742.0 million in Year 2000. The increase resulted principally from growth in the businesses of the Group and usage of the Group's services, which can be attributed to the growth of the PRC economy and the PRC air travel and tourism industries. The increase in total revenues reflected the following:

- ETD revenues represented 55.4 per cent. of the total revenues of the Group in Year 2001 as compared to 59.2 per cent. in Year 2000. ETD revenues increased by 4.7 per cent. to RMB459.9 million in Year 2001 from RMB439.1 million in Year 2000. The increase in revenues resulted primarily from increased usage of ETD services due to the growth of the PRC economy and the PRC air travel and tourism industries, as well as increased usage of ETD services by foreign and regional airlines and an upward adjustment of the distribution price of airline booking services for foreign and regional airlines.

- APP revenues represented 24.5 per cent. of the Group's total revenues in Year 2001 as compared to 21.0 per cent. in Year 2000. APP revenues increased by 30.9 per cent. to RMB203.6 million in Year 2001 from RMB155.5 million in Year 2000. The increase resulted primarily from increased sales of APP services to airports which only adopted APP services during Year 2000, which sales were not fully reflected in the revenues for Year 2000, new airports adopting APP services during Year 2001, increased usage of APP services by existing consumers of the Group who installed the APP system before Year 2001 and from airports which newly installed APP system in Year 2001.

- Data network revenues represented 13.8 per cent. of the Group's total revenues in Year 2001 as compared to 14.7 per cent. in Year 2000. Data network revenues increased by 5.2 per cent. to RMB114.6 million in Year 2001 from RMB109.0 million in Year 2000. The increase in data network revenues resulted from the growth in the number of travel suppliers and travel agencies connected to the systems of the Group and the expansion of the Group's businesses through newly established LDCs.

- Equipment sales and other revenues increased by 37.5 per cent. to RMB52.7 million in Year 2001 from RMB38.4 million in Year 2000. The increase principally reflected an increase in sales of equipment and APP contract revenues, as well as the transfer of freight contract revenues in relation to Air China and China Eastern Airlines Corporation Ltd. from SITA to the Group starting from January 1, 2001, pursuant to an agreement between the relevant parties.

Net Revenues

Net revenues increased by 11.7 per cent. to RMB801.1 million in Year 2001 from RMB717.3 million in Year 2000.

Operating Expenses

Total operating expenses for Year 2001 amounted to RMB434.7 million, representing an increase of RMB64.9 million, or 17.5 per cent., from RMB369.8 million in Year 2000. The percentage increase in operating expenses was higher than the increase in total revenues mainly due to the build up of the Group's new-generation ETD system and the expansion of its operations to support the continuing growth of the Group's businesses. The increase in operating expenses also reflected the following:

- cost of network usage decreased by 11.2 per cent. as a result of the diversion of part of the lines of the Company from SITA's nodes in Beijing to SITA's cheaper nodes in Hong Kong after adopting various technological measures and benefiting from the pricing policy of SITA, together with the growth of ETD and APP businesses of the Company;

- labour cost increased by 81.6 per cent. primarily due to an increase in the number of employees and their remuneration level to support the development of the Group's businesses and a higher remuneration level for the employees of InfoSky which commenced operations in Year 2001;

- operating lease rentals increased by 11.9 per cent. due to an increase in the area leased for the headquarters of the Company as a result of business expansion;

- technical support services increased by 40.4 per cent. due to additional technical support expenses associated with the development of the new-generation ETD system of the Group;

- repairs and maintenance expenses decreased by 30.3 per cent. in Year 2001 due to the adoption of various measures which reduced the fees for components and spare parts;
- commission and promotional expenses increased by 64.1 per cent. due to the growth in new APP consumers and the implementation of the Group's APP promotional programmes; and
- other operating costs increased by 20.7 per cent. due to additional cost in relation to the growth of businesses and the listing of H shares of the Company pursuant to its offering in Year 2001.

As a result of the above changes in net revenues and operating expenses, the operating profit of the Group increased by RMB19.0 million, or 5.5 per cent., to RMB366.4 million in Year 2001 from RMB347.4 million in Year 2000.

Net Financial Income

Net financial income was RMB4.9 million in Year 2000, whereas net financial income amounted to RMB42.0 million in Year 2001, representing an increase of RMB37.1 million. The main reason for this increment was a substantial increase in the interest on bank deposits.

Taxation

Taxation decreased by 96.6 per cent. to RMB3.2 million in Year 2001 from RMB94.2 million in Year 2000 as the Company was granted certain tax benefits principally arising from its establishment in Zhongguancun Haidian Science Park as a new technology enterprise, which in accordance with relevant PRC laws entitles the Company to certain tax relief. On February 20, 2001, the Company obtained a tax exemption approval from the relevant authority, the effect of which is that the Company will not be subject to any enterprise income tax for the period from October 1, 2000 to December 31, 2002.

Minority Interest

Minority interest decreased by 78.9 per cent. to RMB0.5 million in Year 2001 from RMB2.3 million in Year 2000. The reason for such a decrease was attributable to a loss recorded for the year by InfoSky which commenced operation in 2001.

Net Profit

As a result of the above factors, the Group's net profit increased by RMB151.3 million, or 59.0 per cent., to RMB407.9 million in Year 2001 from RMB256.6 million in Year 2000.

Reserve Available for Distribution

After the appropriation of statutory surplus reserve fund, the statutory public welfare fund and the discretionary surplus reserve fund from the net profit as reflected in the Group's statutory financial statements prepared under PRC GAAP, stated in note 16 to the financial statements, the reserve available for distribution as at December 31, 2001 was RMB235.4 million, which is the lesser of the amounts determined in accordance with PRC GAAP and IFRS.

Distribution of Dividend

The Board of the Company recommends the payment of a final dividend of RMB0.184 per share for the year ended December 31, 2001, totalling RMB163.4 million. After the appropriation of the dividend, the reserve available for distribution as at December 31, 2001 was RMB72.0 million.

Net Cash Flows and Liquidity

The following table summarises the cash flows of the Group for the years presented:

	Year ended December 31,	
	2000	**2001**
	(RMB in millions)	
Net cash inflows from operating activities	414.1	**605.1**
Net cash used in investing activities	(67.3)	**(808.6)**
Net cash provided by financing activities	74.9	**1,255.6**
Net increase in cash and cash equivalents	421.7	**1,052.1**

The Group's working capital for Year 2001 mainly came from operating and financing activities. Net cash inflow from operating activities amounted to RMB605.1 million. Increase in cash from financing activities reflected the net proceeds from the offering of H shares of the Company in February 2001.

In Year 2001, the Group had no short-term or long-term bank loans, and the Group also did not use any financial instruments for hedging purposes.

As at December 31, 2001, cash and cash equivalents of the Group amounted to RMB1,636.8 million, which were denominated in Renminbi, US dollars and Hong Kong dollars as to 51.9 per cent., 14.7 per cent. and 33.4 per cent. respectively.

Capital Expenditures

The total capital expenditures of the Group was RMB252.1 million in Year 2001, representing a substantial increase of RMB188.0 million from RMB64.1 million in Year 2000.

The capital expenditures of the Group in Year 2001 consisted principally of purchases of hardware, software and equipment in accordance with the Group's ETD business strategy and software for ACS.

The total capital expenditures of the Group in Year 2001 were lower than the estimated amount of RMB335.5 million. This was due to the decision of the Company to reduce the amount of certain capital expenditures, given the concern about the possible material impact on the Group's businesses from global economic recession in Year 2001 and the "September 11" terrorists attack in the United States.

The Group's planned total capital expenditures in year 2002 are approximately RMB265.3 million, which is mainly for the development and gradual implementation of the new-generation ETD and expansion of the APP, the ACS and other new businesses.

The sources of funding for the capital expenditure commitments will include net proceeds from the offering of the Company and internal cash flow generated from operations.

The Board of Directors estimates that the sources of funding of the Group in year 2002 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

The Board of Directors estimates that completion of the development of the new-generation ETD system will require total capital expenditures of approximately RMB1.0 billion through to year 2004.

Exchange Risks

The Group is exposed to foreign exchange risk related to its capital expenditures because a substantial portion of its capital expenditure involves payments for the purchase of imported equipment which is denominated in U.S. dollars. Under the current foreign exchange system in China, the Group is not able to hedge effectively against currency risks, except for the cash and cash equivalents that are denominated in foreign currency.

Gearing Ratio

As at December 31, 2001, the gearing ratio of the Group was 15.8 per cent. (2000: 37.3 per cent.), which was computed by dividing the total amount of liabilities and minority interests, by the total assets of the Group as at December 31, 2001.

Contingent Liabilities

As at December 31, 2001, the Group had no material contingent liabilities.

Employees

As at December 31, 2001, the total number of employees of the Group was 912. Personnel expenses amounted to RMB72.0 million for the year ended December 31, 2001, representing 16.6 per cent. of the total operating expenses of the Group for 2001.

The remuneration of the employees of the Group includes their salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees which are determined based on their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations.

In Year 2001, the Group continued to provide its employees with opportunities to learn skills in relation to the air travel industry, computer technologies and business administration and provide training on the latest developments in areas such as computer technologies, personal development, laws, regulations and economics.

The Board of Directors of the Company is pleased to present its report together with the audited financial statements of the Group for the year ended December 31, 2001.

Group Reorganisation

The Company was incorporated in the PRC on October 18, 2000 as a joint stock company with limited liability as a result of a group reorganisation of CACI in preparation for the listing of the Company's H shares on the Stock Exchange. The reorganisation principally involved CACI transferring to the Company certain assets, interests, rights and obligations relating to the businesses then owned and operated by CACI. The H shares of the Company were listed on the Stock Exchange on February 7, 2001.

Group Activities

The Group is a dominant provider of information technology solutions for China's air travel and tourism industries. All 25 Chinese commercial airlines outsource their core inventory control systems to the Group. The core businesses of the Group include:

- electronic travel distribution;
- airport passenger processing;
- data network;
- air cargo system; and
- Internet-based travel platform.

An analysis of the Group's revenues is set out under the section headed "Financial Review".

No analysis of the Group's revenues and contribution to operating profit by geographical areas are presented as revenues and results of the Group during Year 2001 were principally derived from the operations of the Group in the PRC.

Share Capital Structure

The share capital of the Company as at December 31, 2001 amounted to 888,157,500 shares, with a par value of RMB1.00 each. As at December 31, 2001, the share capital structure of the Company was as follows:

Shares	Number of shares as at December 31, 2001	Percentage of the total number of shares in issue as at December 31, 2001 (per cent.)
Domestic Shares	577,303,500	65.00
H Shares	310,854,000	35.00

Substantial Shareholders

As at December 31, 2001, in accordance with the register maintained under Section 16(1) of the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong) (the "SDI Ordinance"), the following substantial shareholders held a interest of 10 per cent. or more in their respective class of share capital of the Company:

Name of shareholder	Class	Number of shares held	Percentage of respective class of share capital (per cent.)	Percentage of total share capital (per cent.)
HKSCC Nominees Limited	H shares	310,709,000	99.9	35.0
CACI	Domestic	198,496,500	34.4	22.3
Southern Airlines (Group) Co.	Domestic	83,187,000	14.4	9.4
Eastern Air Group Co.	Domestic	68,685,500	11.9	7.7
Air China	Domestic	58,123,000	10.1	6.5

Save as disclosed herein, in accordance with the register maintained under Section 16(1) of the SDI Ordinance, there were no other shareholders holding an interest of 10 per cent. or more in their respective class of share capital of the Company as at December 31, 2001.

Directors

The composition of the Board of Directors during the period from the date of incorporation of the Company and up to the date of this report was as follows:

Chairman

Yang Jun	(appointed on October 18, 2001)

Executive Directors

Zhu Yong	(appointed on May 28, 2001)
Huang Yuanchang	(appointed on October 18, 2000)
Xiao Yinhong	(appointed on October 18, 2000)
Li Xiaojun	(appointed on October 18, 2000)
Ding Weiping	(appointed on October 18, 2000)

Non-executive Directors

Hu Yunqi	(Vice Chairman) (appointed on October 18, 2000)
Cao Jianxiong	(Vice Chairman) (appointed on October 18, 2000)
Zhang Xueren	(Vice Chairman) (appointed on October 18, 2000)
Liu Chunchi	(resigned on May 28, 2001)
Rong Gang	(appointed on October 18, 2000)
Feng Gang	(appointed on October 18, 2000)
Li Xiaoguang	(appointed on October 18, 2000)
Shi Dinghao	(appointed on October 18, 2000)

Independent Non-executive Directors

Wu Jiapei	(appointed on October 18, 2000)
Chow Kwok Wah, James	(appointed on January 13, 2001)

Supervisors

The composition of the Supervisory Committee of the Company during the period from the date of incorporation of the Company and up to the date of this report was as follows:

Supervisors

Du Hongying	(Chairman) (appointed on October 18, 2000)
Jiang Mengdong	(appointed on October 18, 2000)
Wang Yongqiang	(appointed on October 18, 2000)
Chen Lihong	(appointed on October 18, 2000)
Song Jinxiang	(appointed on October 18, 2000)
Tan Xiaoxu	(appointed on October 18, 2000)
Zhang Xin	(appointed on October 18, 2000)

Independent Supervisor

Wang Baoshu	(appointed on October 18, 2000)

Interests of Directors and Supervisors in the Share Capital of the Company

None of the Directors and Supervisors had, as at December 31, 2001, any interest in any shares in or debentures of the Company or any associated corporation within the meaning of the SDI Ordinance which would create a duty on the part of the Directors or Supervisors in question to notify the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which a Director or Supervisor is deemed to have under Section 31, or Part 1 of the Schedule to the SDI Ordinance) or which would be required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein, or which would be required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of Supervisors, which would be required to be notified as described above if they had been Directors.

During the year, the Company did not grant its Directors, Supervisors or their respective spouses or children below the age of 18 any right to subscribe for its equity or debt securities.

Service Contracts of Directors and Supervisors

Each of the Directors (other than the independent non-executive Director, Mr Chow Kwok Wah, James) and Supervisors of the Company has entered into a service agreement with the Company. All Directors and Supervisors will serve a term of three years commencing from their respective dates of appointment. Directors and Supervisors may serve consecutive terms.

Interests of Directors and Supervisors in Contracts

Some of the Directors and Supervisors of the Company are also members of management of various Chinese commercial airlines which are shareholders of the Company. The contracts or transactions entered into between the Company or any of its subsidiaries with such airline shareholders have been referred to in the section "Connected Transactions" of this Report of Directors. Other than the above, none of the Directors or Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party during Year 2001.

Remuneration of Directors and Supervisors

Details of the remuneration of Directors and Supervisors are set out in note 21 to the financial statements.

Interest Capitalised

No interest was capitalised for the Group for the year ended December 31, 2001.

Fixed Assets

Movements in fixed assets of the Group during the year ended December 31, 2001 are summarised in note 4 to the financial statements.

Reserves

Details of movements in reserves of the Group for the year ended December 31, 2001 are set out in the consolidated statements of changes in shareholders' equity.

Dividends

The Board recommends the payment of a final dividend of RMB0.184 per share for the year ended December 31, 2001.

Statutory Public Welfare Fund

Details in relation to the statutory public welfare fund, such as the nature and application of the fund, and the basis of its calculation, are set out in note 16 to the financial statements. Details of movements of the fund are set out in the consolidated statements of changes in shareholders' equity as part of the statutory reserves.

Employees' Retirement Scheme

Details of the employees' retirement scheme of the Group are set out in note 22 to the financial statements.

Major Suppliers and Customers

SITA was the largest supplier to the Group for the year ended December 31, 2001 and the total network usage fees paid to it in 2001 accounted for 11.2 per cent. of the Group's total operating expenses (excluding depreciation and amortisation expenses) for that year. During 2001, the total amount paid to the five largest suppliers of the Group accounted for 32.7 per cent. of the Group's total operating expenses (excluding depreciation and amortisation expenses).

The largest customer of the Group, Southern Airlines (Group) Co., accounted for 13.4 per cent. of the Group's total revenues for the year ended December 31, 2001. During the same period, total sales to the Group's five largest customers accounted for 39.7 per cent. of the Group's total revenue. Three of these top five customers, Southern Airlines (Group) Co., Eastern Air Group Co., and Air China, are among the principal shareholders of the Company, holding in aggregate 23.6 per cent. of the issued share capital of the Company as at December 31, 2001. The aggregate revenue derived from the above major customers is set out in note 20 to the financial statements.

Save as disclosed above and in note 20 to the financial statements, none of the Directors, Supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold more than 5 per cent. of the Company's share capital) had any interest in any of the above-mentioned suppliers and customers.

Subsidiaries and Associated Companies

Particulars of the Company's subsidiaries and associated companies as at December 31, 2001 are set out in note 1 to the financial statements.

Use of Proceeds from Issuance of the H Shares

The H shares of the Company were listed on the Stock Exchange on February 7, 2001, and the net proceeds from the issuance of H shares amounted to approximately HK$1,186.0 million. For the year ended December 31, 2001, such amount has been used in the same manner as set out in the prospectus of the Company dated January 29, 2001. In particular:

- approximately RMB248.0 million (HK$233.7 million) was used to finance a portion of the funding requirements of the ETD plan;
- approximately RMB38.3 million (HK$36.1 million) was used to finance a portion of the expansion and upgrading of the APP system;
- approximately RMB4.1 million (HK$3.9 million) was used to finance the expansion and upgrading of the ACS and other new businesses of the Company;
- approximately RMB14.4 million (HK$13.6 million) was used for daily operating activities; and
- the balance of the net proceeds is currently deposited with banks.

The Board of Directors believes that the Company currently has sufficient capital for its operations, including future expansion of its businesses in the PRC and potential strategic acquisition or investments which the Company may decide to pursue in the future.

Connected Transactions

Connected transactions which are the subject of exemption under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Details of the connected transactions (as defined in the Listing Rules) of the Company carried out by the Company in the year ended December 31, 2001 are set out in note 20 to the financial statements. In addition, the Company received RMB26.5 million from the LDCs in 2001 as connection and installation fees (for connections to the Company's network), equipment lease fees and physical identified device (PID) fees. The Company paid RMB3.8 million to the LDCs in 2001 as fees for providing technical support for the front end of the Company's APP. The LDCs are either subsidiaries of the Company or are associates (as defined in the Listing Rules) of connected persons of the Company.

In the opinion of the independent non-executive directors of the Company, such connected transactions:

(i) were entered into by the Group in the ordinary and usual course of its business;

(ii) were conducted either

  (a) on normal commercial terms (which expression shall be applied by reference to transactions of a similar nature and to be made by similar entities); or

  (b) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) were entered into either

  (a) in accordance with the terms of the agreements governing such transactions; or

  (b) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

(iv) if they fall within any of the following categories, did not exceed the upper limits set out below for the financial year ended December 31, 2001:

Categories of transactions	Cap Amount
Leasing and using properties	RMB40.00 million
Payment to a wholly-owned subsidiary of SITA by InfoSky	US$2.50 million
Revenues from the Company's LDCs	RMB48.00 million
Expenditure to SITA	RMB40.00 million

The Company has received a letter from the auditors stating that such connected transactions:

(a) have received the approval of the Board;

(b) were entered into in accordance with the pricing policies as stated in the notes to the financial statements;

(c) were entered into in accordance with the terms of the respective agreements and documents governing those transactions; and

(d) the aggregate amounts of the transactions have not exceeded the cap amounts (referred to in (iv) above).

Staff Housing Fund

The Group follows the general housing policies as promulgated by the local governments and a housing scheme is implemented in accordance with relevant PRC laws and regulations. Under the scheme, the Group and its employees are required to make monthly contributions to a State-sponsored housing fund. Other than this, the Group has no other obligations to provide any housing benefits for its employees.

Trust Deposits and Overdue Time Deposits

As at December 31, 2001, the Group did not have any trust deposits or irrecoverable overdue time deposits. All of the Group's cash deposits are placed with commercial banks and are in compliance with applicable laws and regulations.

Purchase, Sale or Redemption of Securities

For the year ended December 31, 2001, other than the H share offering of the Company, the Group did not purchase, sell or redeem any of the Company's securities.

Audit Committee and Compliance with Code of Best Practice

The Audit Committee of the Company has discussed and reviewed with the Company's management the financial information contained in the annual report and has also discussed certain other matters including internal control and financial reporting. The Board of Directors is of the opinion that the Company has complied with the requirements of the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited since the listing of its H shares on the Stock Exchange.

Pre-emptive Rights

There is no provision regarding pre-emptive rights under the Articles of Association of the Company or under PRC laws.

Material Litigation

The Group was not involved in any material litigation or disputes in 2001.

Auditors

Arthur Andersen & Co in Hong Kong and Arthur Andersen • Hua Qiang Certified Public Accountants in the PRC are the Company's international and domestic auditors, respectively. A resolution to appoint PricewaterhouseCoopers as the Company's international auditors and domestic auditors, respectively, for the year ending December 31, 2002 will be proposed at the Annual General Meeting of the Company to be held on Friday, May 10, 2002.

By order of the Board



Chairman

March 21, 2002

Report of the Supervisory Committee

To the Shareholders:

During the year ended December 31, 2001, members of the Supervisory Committee of the Company (the "Supervisory Committee") have diligently performed their functions in ensuring that the Company has observed and complied with the Company Law of the People's Republic of China, the Articles of Association of the Company and other relevant regulations to protect the interests of the Company and its shareholders.

The Supervisory Committee convened two meetings during the year to monitor corporate governance issues of the Company. The Supervisory Committee also attended meetings of the Board of Directors. To enhance the efficient management of the Company's business, facilitate the smooth operation of various departments of the Company and the development of business plans in the best interests of shareholders, the Supervisory Committee involved itself in the decision making process of the Board of Directors by putting forward constructive queries and recommendations. The Supervisory Committee reviewed resolutions of the meetings of the Board of Directors to ensure their compliance with applicable laws and regulations in the PRC.

The Supervisory Committee is satisfied that the Directors and senior management have performed their management role in the Company diligently and have acted in the best interests of the Company and its shareholders.

The Supervisory Committee has carefully reviewed the financial statements prepared in accordance with International Financial Reporting Standards and takes the view that the financial statements give a true and fair view of the financial position and results of operations of the Group. The Supervisory Committee further takes the view that the financial statements comply with the relevant laws and regulations applicable to the Company.

The Supervisory Committee confirms that the Company was not involved in any material litigation or proceedings or arbitration and so far as the Supervisory Committee is aware, no litigation or claim of material importance is pending or threatened by or against the Company.

In the opinion of the Supervisory Committee, the Company has been managed in a fair and reasonable manner during the year and has confidence in the Company's future prospects and development. The Supervisory Committee consents to the report of the Board of Directors for the year ended December 31, 2001 and will commit itself to continuing its role in supervising the Board of Directors for the coming year.

By Order of the Supervisory Committee

Chairman of the Supervisory Committee

March 21, 2002

ANDERSEN
安達信公司

Arthur Andersen & Co
21st Floor Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel : 852 2852 0222
Fax: 852 2815 0548

TO THE SHAREHOLDERS OF TRAVELSKY TECHNOLOGY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of TravelSky Technology Limited (the "Company") and consolidated balance sheet of the Company and its subsidiaries (the "Group") as at December 31, 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and of the Group as at December 31, 2001 and the Group's results of operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, as published by the International Accounting Standards Board, and comply with the disclosure requirements of the Hong Kong Companies Ordinance.

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong,
March 21, 2002

AS AT DECEMBER 31, 2001
(Amounts expressed in thousands of Renminbi)

		The Group		The Company	
	Note	**2001**	2000 (Note 31)	**2001**	2000 (Note 31)
ASSETS					
Property, plant and equipment, net	4	**403,997**	281,944	**383,235**	269,403
Intangible assets, net	5	**14,238**	-	**12,198**	-
Investments in subsidiaries	6	**-**	-	**43,127**	37,983
Investments in associated companies	7	**12,391**	6,424	**12,391**	6,424
Other long-term investment	8	**100,000**	-	**100,000**	-
Other long-term assets	9	**8,465**	-	**1,411**	-
		539,091	288,368	**552,362**	313,810
Current assets					
Cash and cash equivalents	26(b)	**1,636,818**	584,729	**1,570,281**	550,771
Short-term bank deposits		**516,186**	27,406	**480,417**	3,000
Accounts receivable, net	10	**14,837**	44,868	**14,545**	45,177
Inventories	11	**2,767**	9,680	**1,189**	8,692
Due from subsidiaries	20	**-**	-	**29,929**	3,896
Due from associated companies	20	**598**	11,416	**598**	11,416
Due from related parties	20	**168,536**	229,845	**162,716**	229,845
Prepayments and other current assets	12	**15,356**	31,362	**13,002**	30,035
		2,355,098	939,306	**2,272,677**	882,832
Total assets		**2,894,189**	1,227,674	**2,825,039**	1,196,642

AS AT DECEMBER 31, 2001
(Amounts expressed in thousands of Renminbi)

	Note	The Group 2001	The Group 2000 (Note 31)	The Company 2001	The Company 2000 (Note 31)
EQUITY AND LIABILITIES					
Capital and Reserves					
Paid in capital	15	**888,158**	577,304	**888,158**	577,304
Capital surplus		**1,114,808**	167,506	**1,114,808**	167,506
Statutory reserves	16	**100,058**	25,202	**100,058**	25,202
Retained earnings		**333,045**	-	**333,045**	-
		2,436,069	770,012	**2,436,069**	770,012
Minority interests		**30,613**	32,735	**-**	-
Current liabilities					
Accounts payable and accrued liabilities	13	**167,092**	65,158	**156,318**	61,492
Due to subsidiaries	20	**-**	-	**354**	6,491
Due to related parties	20	**38,447**	6,682	**14,233**	6,682
Dividends payable	24	**124,051**	124,051	**124,051**	124,051
Taxes payable	14	**94,523**	220,656	**92,314**	219,741
Deferred revenue		**3,394**	8,380	**1,700**	8,173
		427,507	424,927	**388,970**	426,630
Total equity and liabilities		**2,894,189**	1,227,674	**2,825,039**	1,196,642

Approved by the Board of Directors on March 21, 2002

Yang Jun
Chairman

Ding Weiping
Director

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Income

FOR THE YEAR ENDED DECEMBER 31, 2001

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	2001	2000
Revenues:			
Electronic travel distribution		**459,868**	439,119
Airport passenger processing		**203,558**	155,546
Data network		**114,609**	108,960
Equipment sales and other		**52,766**	38,362
Total revenues	17,20	**830,801**	741,987
Business taxes and other surcharges		**(29,652)**	(24,735)
Net revenues		**801,149**	717,252
Operating expenses:			
Depreciation and amortisation		**(109,658)**	(104,857)
Network usage	20	**(48,640)**	(54,772)
Personnel		**(72,019)**	(39,656)
Operating lease rentals	20	**(35,278)**	(31,516)
Technical support services		**(22,304)**	(15,885)
Cost of equipment sold		**(11,010)**	(9,131)
Repairs and maintenance		**(18,397)**	(26,410)
Commission and promotion expenses		**(44,207)**	(26,933)
Other operating expenses		**(73,206)**	(60,676)
Total operating expenses		**(434,719)**	(369,836)
Operating profit		**366,430**	347,416
Financial income, net		**41,956**	4,921
Share of results from associated companies		**7,289**	3,446
Other expenses, net		**(4,102)**	(2,729)
Profit before taxation and minority interests	18	**411,573**	353,054
Taxation	19	**(3,189)**	(94,166)
Profit before minority interests		**408,384**	258,888
Minority interests		**(483)**	(2,296)
Net profit		**407,901**	256,592
Earnings per share, basic and diluted (RMB)	24	**0.48**	0.44
Number of shares outstanding (thousand)	24	**855,314**	577,304

The accompanying notes are an integral part of these financial statements.

FOR THE YEAR ENDED DECEMBER 31, 2001
(Amounts expressed in thousands of Renminbi)

	Note	Paid in apital	Capital surplus	Statutory reserves	(Accumulated deficit) retained earnings	Total
Balance as at January 1, 2000		260,133	155,934	175,854	(21,756)	570,165
Funds contributed by CAAC		-	280,000	-	-	280,000
Distribution to CACI	16	-	-	-	(452,778)	(452,778)
Reorganisation adjustments	1,15	77,401	(268,742)	(175,854)	367,195	-
Contribution from shareholders	1	239,770	-	-	-	239,770
Profit for the year		-	-	-	256,592	256,592
Transfer to statutory reserves	16	-	-	25,202	(25,202)	-
Property revaluation surplus	4	-	314	-	-	314
Special dividend	24	-	-	-	(124,051)	(124,051)
Balance as at December 31, 2000		577,304	167,506	25,202	-	770,012
Net proceeds from public offering	15	310,854	947,302	-	-	1,258,156
Profit for the year		-	-	-	407,901	407,901
Transfer to statutory reserves	16	-	-	74,856	(74,856)	-
Balance as at December 31, 2001		888,158	1,114,808	100,058	333,045	2,436,069

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

FOR THE YEAR ENDED DECEMBER 31, 2001
(Amounts expressed in thousands of Renminbi)

	Note	2001	2000
Cash flows from operating activities			
Cash generated from operations	26(a)	**736,856**	500,837
Interest paid		**-**	(47)
Enterprise income tax paid		**(131,748)**	(86,676)
Net cash from operating activities		**605,108**	414,114
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(252,123)**	(64,132)
Increase in short-term bank deposits		**(488,780)**	(10,422)
Interest received		**37,952**	5,043
Dividends received from associated companies		**1,322**	154
Proceeds from disposal of property, plant and equipment		**1,524**	2,082
Increase in other long-term investment		**(100,000)**	-
Increase in other long-term assets		**(8,465)**	-
Net cash used in investing activities		**(808,570)**	(67,275)
Cash flows from financing activities			
Contribution from shareholders		**1,258,156**	239,770
Funds contributed by CAAC		**-**	280,000
Repayment of long-term bank loans		**-**	(800)
Additional contributions from minority shareholders of subsidiaries		**980**	11,141
Dividends paid to minority shareholders of subsidiaries		**(3,585)**	(2,480)
Distribution to CACI		**-**	(452,778)
Net cash provided by financing Activities		**1,255,551**	74,853
Net increase in cash and cash equivalents		**1,052,089**	421,692
Cash and cash equivalents, beginning of year		**584,729**	163,037
Cash and cash equivalents, end of year	26(b)	**1,636,818**	584,729

The accompanying notes are an integral part of these financial statements.

(Amounts expressed in Renminbi (" RMB ") unless otherwise stated)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of electronic travel distribution, airport passenger processing, data network, air cargo system and Internet-based travel platform services in the PRC. Prior to the formation of the Company, these businesses were carried on by China Civil Aviation Computer Information Center ("CACI") and its subsidiaries. These entities are hereinafter collectively referred to as the "Predecessor Entities". CACI underwent a group reorganisation (the "Reorganisation") in preparation for an offering of the Company's shares (the "Offering"). Pursuant to the Reorganisation, the Company issued 100% of its ordinary shares ("Domestic Shares") in exchange for the assets, liabilities, equity interests in certain subsidiaries and associated companies, and the business of providing electronic travel distribution, airport passenger processing, data network, air cargo system and Internet-based travel platform services in the PRC previously owned by CACI. CACI is under the direct supervision and control of Civil Aviation Administration of China ("CAAC"), a ministry level body under the direct supervision of the State Council of the PRC responsible for the administration and development of the aviation industry in the PRC. A significant portion of the transactions undertaken by the Group were effected on terms determined by CAAC and other relevant PRC authorities.

According to the Reorganisation, 47% of such Domestic Shares were to be held by CACI and the remaining 53% were transferred from CACI to ten airline companies under the direct supervision and control of CAAC at no consideration. CACI retained the ownership of certain assets and liabilities not relating to the provision of electronic travel distribution, airport passenger processing, data network, air cargo system and Internet-based travel platform services in the PRC, including staff quarters, premises for providing social and training services to employees, certain office buildings and the domain names for operating an Internet travel information website. In addition, the above ten airline companies and ten other airline companies subscribed for additional Domestic Shares in the Company for a cash consideration of approximately RMB240 million.

The Company issued 310,854,000 H shares at HK$4.1 per share in February 2001, which were listed on The Stock Exchange of Hong Kong Limited on February 7, 2001. Following the Offering, the respective shareholding percentages of the shareholders are as disclosed in Note 20(1).

As at December 31, 2001, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated in the PRC except for TravelSky Technology (Hong Kong) Limited, which is a limited liability company incorporated in Hong Kong.

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

Name	Date of Incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	55.63%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	7,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

Name	Date of Incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares")	June 15, 2000	50%*	—	2,000,000	Computer hardware and software development and data network services
InfoSky Technology Co, Ltd. ("InfoSky")	September 20, 2000	51%	—	20,695,000	Provision of Cargo management services and related software and technology development; and provision of technical support, training and consulting services
TravelSky Technology (Hong Kong) Limited	December 13, 2000	100%	—	2,122,200	Commercial services
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	2,000,000	Computer hardware and software development and data network services

* The Company has the power to control the financial and operating policies of Yunnan Cares since these policies were decided by the board of directors of Yunnan Cares by simple majority votes and the Company can appoint 3 of the 5 board members.

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

Name	Date of Incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Associated companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	47%	—	2,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services
Aviation Cares of of Southwest Chengdu, Ltd. ("Xinan Cares")	November 29, 1999	44%	—	2,000,000	Computer hardware and software development and data network services

2. BASIS OF PRESENTATION

The Reorganisation was accounted for as a reorganisation of the Group as a continuing operation and accordingly, the financial statements have been prepared as if the current structure of the Company and the Group had been in existence throughout the year ended December 31, 2000, rather than from the date on which the Reorganisation was completed. The Company's directors are of the opinion that the financial statements prepared on this basis present fairly the financial position of the Company and the Group, and the consolidated results of operations and cash flows of the Group as a whole. Therefore, the net profit for the year ended December 31, 2000 includes the consolidated results of operations of the Group before the Reorganisation.

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are as follows:

(a) Basis of preparation

The accompanying financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board, effective as at December 31, 2001.

They are prepared under the historical cost convention, except that buildings are carried at revalued amounts as disclosed in Note 3(d).

(b) Measurement currency

Based on the economic substance of the underlying events and circumstances relevant to the Company and its PRC subsidiaries, the measurement currency of the Company and its PRC subsidiaries has been determined to be RMB, and the measurement currency of TravelSky Technology (Hong Kong) Limited has been determined to be Hong Kong dollars. In preparing the consolidated financial statements, financial statements of TravelSky Technology (Hong Kong) Limited are translated based on the policies as described in Note 3 (p).

(c) Principles of Consolidation

The consolidated financial statements of the Group include the accounts of the Company and the companies that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders are shown separately in the balance sheet and statement of income, respectively.

The purchase method of accounting is used for acquired businesses. Companies acquired or disposed off during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity), where significant influence is exercised by the Company, are accounted for using the equity method. An assessment of investments in associates is performed when there is an indication that the assets have been impaired or the impairment losses recognised in prior years no longer exist .

When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment.

All other investments are accounted for in accordance with IAS 39, Financial Instruments.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group's interest in the associates, against the investment in the associates. Unrealised losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(c) Principles of Consolidation (Cont'd)

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(d) Property, plant and equipment

Property, plant and equipment, other than buildings, are stated at cost less accumulated depreciation and accumulated impairment loss. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised.

Buildings are stated at revalued amounts less accumulated depreciation and accumulated impairment loss. Any increase in valuation of buildings is credited to revaluation surplus in equity, any decrease is first offset against an increase on earlier valuation in respect of the same property and is thereafter charged to the statement of income. Increase on revaluation directly related to a previous decrease in carrying amount for the same asset that was recognised as an expense is credited to income to the extent that it offsets the previously recorded decrease. Upon disposal of revalued property, the realised portion of the revaluation surplus is transferred from the revaluation surplus directly to retained earnings.

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the determination of net profit.

Assets under construction represent buildings under construction and computer systems and equipment pending installation, and are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(e) Intangible assets

Intangible assets are measured initially at cost. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised on a straight line basis over their estimated useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year-end.

Cost of acquisition of the new software is capitalised and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortised on a straight line basis over 3 years.

Costs incurred in order to restore or maintain the future economic benefits that an enterprise can expect from the originally assessed standard of performance of existing software systems are recognised as an expense when the restoration or maintenance work is carried out.

(f) Subsidiaries

A subsidiary is an enterprise in which the Group holds, directly or indirectly, more than 50% of the equity interest as a long-term investment and/or otherwise has the power to control the financial and operating policies of the enterprise so as to obtain benefits from its activities.

In the Company's financial statements, investments in subsidiaries are accounted for using the equity method. An assessment of investments in subsidiaries is performed when there is an indication that the assets have been impaired or the impairment losses recognised in prior years no longer exist.

(g) Associated companies

An associated company is a company, excluding a subsidiary or a joint venture to which the Group is a party, in which the Group has significant influence. Significant influence exists when the Group has the power to participate in, but not control, the financial and operating decisions of the associated company.

Investments in associated companies are accounted for using the equity method. An assessment of investments in associated companies is performed when there is an indication that the assets have been impaired or the impairment losses recognised in prior years no longer exist.

(h) Investments

The Company adopted IAS 39, Financial Instruments: Recognition and Measurement on January 1, 2001. Accordingly, investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(h) Investments (cont'd)

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of investments are recognised on the trade date.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Gains or losses on measurement to fair value of available-for-sale investments are recognised directly in the fair value reserve in shareholders' equity, until the investment is sold or otherwise disposed off, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period.

Changes in the fair values of trading investments are included in financial expense.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(i) Cash and cash equivalents

Cash represents cash in hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(j) Receivables

Receivables are stated at the fair value of the consideration given and are carried at amortised cost, after provision for impairment.

(k) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at the lower of cost or net realisable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

When inventories are sold, their carrying amount is charged to expense in the year in which the revenue is recognised. Writedowns for declines in net realisable value or for losses of inventories are recognised as an expense in the year the impairment or loss occurs.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(l) Research and development costs

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- the software is clearly defined and costs are separately identified and measured reliably;
- the technical feasibility of the software is demonstrated;
- the software will be sold or used in-house;
- a potential market for the software or its usefulness for internal use is demonstrated; and
- adequate technical, financial and other resources required for completion of the software development are available.

Capitalised development costs are amortised on a straight-line basis over their expected useful lives. The period of amortisation does not normally exceed 5 years. During the year ended December 31, 2001, no development costs were capitalised as they did not meet all the conditions listed above (2000: nil).

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognised in previous years no longer exist.

(m) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases are charged to expense based on the straight-line method over the period of the leases.

(n) Borrowing costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed as incurred, except when they are directly attributable to the acquisition and construction of the property, plant and equipment that necessarily takes a substantial period of time to get ready for its intended use in which case they are capitalised as part of the cost of that assets. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised at the weighted average cost of the related borrowings until the asset is ready for its intended use. No borrowing costs were capitalised during the year ended December 31, 2001 (2000: nil).

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(o) **Revenue recognition**

Revenue is recognised, net of sales discount, when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue and costs incurred or to be incurred in respect of the transaction can be measured reliably on the following basis:

- Revenue for electronic travel distribution services from fixed price contracts is recognised on the straight-line basis over the period of the contracts;
- Revenue for electronic travel distribution services from contracts other than fixed price contracts is recognised when the services are rendered;
- Revenue for airport passenger processing services is recognised when the services are rendered;
- Revenue for data network services comprises Physical Identified Device ("PID") fee and connection fee, which are recognised as revenue when the services are rendered;
- Sale of equipment is recognised when title passes to the buyer;
- Revenue for equipment installation project is recognised by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of expenses recognised that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income; and
- Interest income from deposits in banks or other financial institutions is recognised on an accrual basis.

(p) **Foreign currencies**

Foreign currencies transactions

The Group maintains its books and records in Renminbi ("RMB"), which is not freely convertible into foreign currencies. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities in other currencies are translated at historical rates. Exchange gains or losses arising from changes in exchange rates subsequent to the transaction dates are included in the determination of net profit.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(p) Foreign currencies (Cont'd)

Foreign operations

Where the operations of a foreign company are integral to the operations of the Company, the translation principles are applied as if the transactions of the foreign operation had been those of the Company. At each balance sheet date, foreign currency monetary items are translated using the closing rate, non-monetary items, which are carried at historical cost, are translated using the historical rate as of the date of acquisition and non-monetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates in place on the dates of the transactions. Resulting exchange differences are recognised in the statement of income during the year.

Foreign entities

The foreign consolidated subsidiary is regarded as foreign entity if it is financially, economically and organisationally autonomous. Its reporting currency is the respective local currency. Financial statements of a foreign consolidated subsidiary are translated at year-end exchange rates with respect to the balance sheet, and at exchange rates at the dates of the transactions with respect to the income statement. All resulting translation differences are included in a translation reserve in equity.

Any goodwill or fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are recorded using the exchange rate at the effective date of the transaction. Exchange differences arising on a monetary item that, in substance, forms part of the Company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Exchange differences on transactions which hedge the Company's net investment in a foreign entity are taken directly to the translation reserve in equity.

On the disposal of a foreign entity, the cumulative amount of exchange differences that relate to the foreign entity is recognised as income or as expenses in the same period in which the gain or loss on disposal is recognised.

(q) Retirement scheme

The fixed contributions for retirement benefits made under defined contribution schemes are charged to expense in the year to which they relate.

(r) Taxation

Taxation of the Group except for TravelSky Technology (Hong Kong) Limited is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes.

Hong Kong profits tax of TravelSky Technology (Hong Kong) Limited is provided on the estimated assessable profits arising in or derived from Hong Kong during the year.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(r) Taxation

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilised.

Other tax liabilities are provided in accordance with the regulations issued by the PRC government authorities.

(s) Financial instruments

Financial assets and financial liabilities carried on the balance sheet mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, due from associated companies and related parties, treasury bonds, other long-term assets, accounts payable and due to related parties. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

Financial instruments issued by the Group are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company and the Group have a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

(t) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. When discounting is used, the increase in provision reflecting the passage of time is recognized as interest expense.

(u) Impairment of assets

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortised cost, whenever it is probable that the company will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the income statement. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed what amortised cost would have been had the impairment not been recognised.

3. PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(u) Impairment of assets (Cont'd)

For available-for-sale financial assets, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period when there is objective evidence that the asset is impaired. The recoverable amount of a debt instrument remeasured to fair value is the present value of expected future cash flows discounted at the current market interest rates for a similar financial asset. A reversal of an impairment loss is recorded when the decrease in the impairment loss can be objectively related to an event occurring after the write down. Such reversal is recorded in income.

Property, plant and equipment, intangible assets, investment in subsidiaries and associated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in income for items of property, plant and equipment, intangible assets, investment in subsidiaries and associated companies carried at cost or treated as a revaluation decrease for buildings that are carried at revalued amount to the extent that the impairment loss does not exceed the amount held in the revaluation surplus for that same building. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income or as a revaluation increase. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognised to the extent it does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for that asset in prior years.

(v) Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

(w) Subsequent Events

Post-year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

4. PROPERTY, PLANT AND EQUIPMENT, NET

As at December 31, property, plant and equipment comprised:

The Group:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost or valuation						
As at January 1, 2000	5,099	655,771	10,521	7,587	95,610	774,588
Purchases	939	56,341	2,055	1,800	2,997	64,132
Transfer upon completion	-	95,375	-	-	(95,375)	-
Property revaluation deficit	(2,190)	-	-	-	-	(2,190)
Disposals	-	(4,694)	(528)	(1,138)	-	(6,360)
As at December 31,2000	3,848	802,793	12,048	8,249	3,232	830,170
Purchases	7,115	75,213	2,822	6,274	143,103	234,527
Transfer upon completion	1,532	143,822	-	-	(145,354)	-
Disposals	-	(94,193)	-	(1,177)	-	(95,370)
As at December 31,2001	12,495	927,635	14,870	13,346	981	969,327
Accumulated depreciation						
As at January 1, 2000	(1,108)	(439,505)	(4,556)	(2,498)	-	(447,667)
Charge for the year	(261)	(102,028)	(1,478)	(1,090)	-	(104,857)
Write-back on disposals	-	3,655	267	376	-	4,298
As at December 31, 2000	(1,369)	(537,878)	(5,767)	(3,212)	-	(548,226)
Charge for the year	(335)	(102,697)	(1,668)	(1,600)	-	(106,300)
Write-back on disposals	-	88,315	-	881	-	89,196
As at December 31, 2001	(1,704)	(552,260)	(7,435)	(3,931)	-	(565,330)
Net book value						
As at December 31, 2000	2,479	264,915	6,281	5,037	3,232	281,944
As at December 31, 2001	10,791	375,375	7,435	9,415	981	403,997

4. PROPERTY, PLANT AND EQUIPMENT, NET (CONT'D)

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost or valuation						
As at January 1, 2000	-	637,480	8,151	5,181	95,610	746,422
Purchases	-	52,454	1,058	1,546	2,997	58,055
Transfer upon completion	-	95,375	-	-	(95,375)	-
Disposals	-	(2,577)	(526)	(225)	-	(3,328)
As at December 31, 2000	-	782,732	8,683	6,502	3,232	801,149
Purchases	-	73,323	1,586	4,390	142,842	222,141
Transfer upon completion	1,532	143,822	-	-	(145,354)	-
Disposals	-	(93,921)	-	(977)	-	(94,898)
As at December 31, 2001	1,532	905,956	10,269	9,915	720	928,392
Accumulated depreciation						
As at January 1, 2000	-	(428,914)	(2,814)	(1,502)	-	(433,230)
Charge for the year	-	(99,500)	(1,110)	(916)	-	(101,526)
Write-back on disposals	-	2,559	248	203	-	3,010
As at December 31, 2000	-	(525,855)	(3,676)	(2,215)	-	(531,746)
Charge for the year	(21)	(99,812)	(1,287)	(1,297)	-	(102,417)
Write-back on disposals	-	88,143	-	863	-	89,006
As at December 31, 2001	(21)	(537,524)	(4,963)	(2,649)	-	(545,157)
Net book value						
As at December 31, 2000	-	256,877	5,007	4,287	3,232	269,403
As at December 31, 2001	1,511	368,432	5,306	7,266	720	383,235

On November 30, 2000, the buildings of the Group were revalued by Chesterton Petty Limited, a qualified independent professional valuer in Hong Kong, using a fair market value approach. A net valuation deficit of approximately RMB2,190,000 (net of a valuation surplus of approximately RMB510,000 on certain buildings) resulted from the revaluation and was recorded in the Group's financial statements. Buildings acquired by the Group in 2001 were stated at their cost which approximated their fair value as at December 31, 2001. Had the buildings of the Group been carried at cost less accumulated depreciation and impairment losses, their carrying amount included in the Group's financial statements as of December 31, 2001 would have been approximately RMB12,981,000 (2000: RMB4,669,000).

5. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2001	2000	2001	2000
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost				
As at January 1	-	-	-	-
Additions	**17,596**	-	**15,053**	-
Disposals	-	-	-	-
As at December 31	**17,596**	-	**15,053**	-
Accumulated amortisation				
As at January 1	-	-	-	-
Amortisation for the year	**(3,358)**	-	**(2,855)**	-
Disposals	-	-	-	-
As at December 31	**(3,358)**	-	**(2,855)**	-
Net book value as at December 31	**14,238**	-	**12,198**	-

The intangible assets of the Group and Company represent computer software acquired.

6. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2001	2000	2001	2000
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Share of net assets	-	-	**43,127**	37,983

7. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2001	2000	2001	2000
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Share of net assets	**12,391**	6,424	**12,391**	6,424

8. OTHER LONG-TERM INVESTMENT

As at December 31, the Company and the Group had the following held-to-maturity investment:

	Interest rate and maturity	2001	2000
		RMB'000	*RMB'000*
Treasury bonds	3% per annum with maturity in December 2008	**100,000**	-

9. OTHER LONG-TERM ASSETS

As at December 31, other long-term assets comprised:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepayment for purchase of buildings	**3,833**	-	**-**	-
Rental deposits and other long term assets	**4,632**	-	**1,411**	-
Total	**8,465**	-	**1,411**	-

10. ACCOUNTS RECEIVABLE, NET

As at December 31, accounts receivable comprised:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
		(Note 31)		(Note 31)
Accounts receivable	**16,452**	47,057	**15,901**	47,202
Provision for doubtful debts	**(1,615)**	(2,189)	**(1,356)**	(2,025)
Accounts receivables, net	**14,837**	44,868	**14,545**	45,177

The credit period is normally within six months after the services are rendered.

The aging analysis of accounts receivable is as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**13,596**	31,380	**13,045**	31,525
Over 6 months but within 1 year	**835**	10,461	**835**	10,461
Over 1 year but within 2 years	**730**	4,336	**730**	4,336
Over 2 years but within 3 years	**1,291**	880	**1,291**	880
	16,452	47,057	**15,901**	47,202

11. INVENTORIES

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Equipment for sale	**1,953**	7,195	**385**	6,207
Spare parts	**781**	2,947	**774**	2,947
Other	**33**	507	**30**	507
Total	**2,767**	10,649	**1,189**	9,661
Less: Provision for decline in net realisable value	**-**	(969)	**-**	(969)
	2,767	9,680	**1,189**	8,692

Inventories with a total carrying value of approximately RMB nil as at December 31, 2001 (2000: RMB6,776,000) are stated at net realisable value.

12. PREPAYMENTS AND OTHER CURRENT ASSETS

As at December 31, prepayments and other current assets comprised:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
				(Note 31)
Prepayments	**2,694**	16,221	**1,439**	16,182
Other current assets	**12,662**	15,141	**11,563**	13,853
Total	**15,356**	31,362	**13,002**	30,035

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000* (Note 31)
Accounts payable	**59,777**	13,280	**57,781**	13,141
Accrued commission	**45,728**	29,046	**45,728**	26,994
Accrued technical bonus to employees	**27,091**	8,550	**27,091**	8,550
Accrued rentals	**5,485**	44	**5,485**	44
Accrued expenses for repairs and maintenance	**-**	1,031	**-**	1,031
Accrued technical support fee	**3,212**	2,690	**3,212**	2,690
Accrued network usage fees	**1,060**	978	**1,060**	978
Pension contributions	**340**	336	**340**	336
Other accruals	**24,399**	9,203	**15,621**	7,728
	167,092	65,158	**156,318**	61,492

As of December 31, 2001, approximately RMB53,315,000 of the above balances were denominated in US dollars (2000: RMB11,491,000).

The aging analysis of accounts payable is as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**57,136**	7,480	55,238	7,344
Over 6 months but within 1 year	**1,736**	2,502	1,639	2,502
Over 1 year but within 2 years	**-**	2,140	-	2,140
Over 2 years but within 3 years	**324**	1,158	323	1,155
Over 3 years but within 4 years	**581**	-	581	-
Total accounts payable	**59,777**	13,280	57,781	13,141
Accrued liabilities	**107,315**	51,878	98,537	48,351
	167,092	65,158	156,318	61,492

14. TAXES PAYABLE

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Enterprise income tax payable	**81,862**	210,421	**80,148**	209,710
Business tax payable	**12,575**	10,257	**12,190**	10,140
VAT payable	**(204)**	(479)	**(182)**	(510)
Other	**290**	457	**158**	401
	94,523	220,656	**92,314**	219,741

15. PAID-IN CAPITAL

The paid-in capital as at December 31, 2000 represented Domestic Shares that were issued by the Company upon incorporation.

Pursuant to the Reorganisation, the assets and liabilities related to the Group's existing business as at March 31, 2000 were transferred to the Group. The net value of these assets and liabilities was converted into the Company's legal capital of 577,304,000 Domestic Shares of RMB1 each with all the then existing reserves eliminated and the resulting difference credited to capital surplus. The reorganisation adjustments in the consolidated statement of changes in shareholders' equity reflect the effect of adjustments necessary to arrive at the legal capital of the Company upon completion of the Reorganisation and incorporation of the Company.

The paid-in capital as at December 31, 2001 represented 577,304,000 Domestic Shares that were issued by the Company upon incorporation and 310,854,000 H shares that were issued by the Company in February, 2001.

15. PAID-IN CAPITAL (CONT'D)

	2001 Number of shares *'000*	2001 Amount *RMB'000*
Authorised:		
Domestic Shares of RMB1 each:		
As at December 31, 2000	577,304	577,304
H Shares of RMB1 each:		
Offering of shares in February 2001	310,854	310,854
Total shares of RMB1 each:		
As at December 31, 2001	888,158	888,158
Issued and fully paid:		
Domestic Shares of RMB1 each:		
As at December 31, 2000	577,304	577,304
H Shares of RMB1 each:		
Offering of shares in February 2001	310,854	310,854
Total shares of RMB1 each:		
As at December 31, 2001	888,158	888,158

The amount of share premium arising from the listing of the H shares was approximately RMB947,302,000 after netting off of listing expenses of RMB94,217,000.

16. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

As part of the Reorganisation as described in Note 1, certain assets acquired with cash generated from the business now assumed by the Group were retained by CACI. The distribution to CACI in the consolidated statement of changes in shareholders' equity during the year ended December 31, 2000 represented such amounts of cash appropriated during that year for acquisition of those assets retained by CACI.

Subsequent to the Reorganisation, in accordance with the Articles of Association of the Company, earnings available for distribution by the Company will be deemed to be the lower of the amounts determined in accordance with (a) the applicable financial rules and regulations in the PRC ("PRC GAAP"), and (b) IFRS.

According to the Articles of Association of the Company, the distributable net profit after taxation and minority interests is determined after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

16. APPROPRIATIONS AND DISTRIBUTION OF PROFIT (CONT'D)

(ii) appropriation to the statutory surplus reserve at 10% of the after-tax profit, as determined under PRC GAAP, until the cumulative amounts reach 50% of the Company's registered capital. The statutory surplus reserve may be converted into capital provided that it is approved by a resolution at a shareholders' general meeting and its balance does not fall below 25% of the new registered capital; and

(iii) appropriation to the public welfare reserve at 5% to 10% (at the discretion of the Board of Directors) of the after-tax profit, as determined under PRC GAAP, which can only be used for the collective welfare of the employees.

For the year ended December 31, 2001, the Board of Directors proposed appropriations of 10%, 10% and 20% of the net profit (2000: 10%, 5% and 0% respectively) as reflected in the Company's statutory financial statements prepared under PRC GAAP, or RMB36,442,000, RMB36,441,000 and RMB72,883,000 (2000: RMB16,801,000, RMB8,401,000 and nil for the period from October 18, 2000 to December 31, 2000), to the statutory surplus reserve fund , the statutory public welfare fund and the discretionary surplus reserve fund, respectively.

The proposed appropriation of RMB72,883,000 (20% of net profit after tax) to the discretionary surplus reserve fund for the year ended December 31, 2001 is subject to shareholders' approval at the next general meeting. Because of the adoption of the revised IAS 10, "Events After the Balance Sheet Date", the appropriation to the discretionary surplus reserve fund that was proposed after December 31, 2001 will be recorded in the Group's financial statements for year ended December 31, 2002.

After the appropriations mentioned above, the reserve available for distribution as at December 31, 2001 was approximately RMB235,436,000 (2000: RMB124,051,000), which is the lesser of the amounts determined in accordance with PRC GAAP and IFRS.

17. REVENUES

Revenue primarily comprises the fees earned by the Group for the use of the Group's electronic travel distribution, airport passenger processing and air cargo system, which provide flight seat control and sales, real-time check in, flight allocation, cargo management services and data-intensive communication services.

These fees are primarily effected on terms determined by CAAC and other relevant PRC authorities. A substantial portion of these fees was generated from customers, which have become shareholders of the Company after the Reorganisation.

(1) Electronic travel distribution services are provided by the Group's Inventory Control System and Computer Reservation System, which provide real-time flight seat control and flight reservation information for the airlines and travel agencies.

(2) Airport passenger processing services are provided by the Group's Airport Passenger Processing System, which provides check-in, boarding, baggage control, flight navigation and flight allocation services for airlines and airports located in the PRC and in several foreign cities.

17. REVENUES (CONT'D)

(3) The Group charges airlines, airports and travel agencies for the use of the Group's data network.

(4) The Group provides air cargo system and computer system installation services to airlines and airports. In addition, the Group also sells equipment related to the use of the Group's systems to airlines, airports and travel agencies.

18. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2001	2000
	RMB'000	*RMB'000*
After charging:		
Interest expense on bank loans repayable within five years	**-**	47
Less: amounts capitalised in assets under construction	**-**	-
Net interest expense	**-**	47
Depreciation	**106,300**	104,857
Amortisation	**3,358**	-
Loss (gain) on disposal of property, plant and equipment	**4,650**	(20)
Operating lease rentals	**35,278**	31,516
(Write-back of) provision for decline in net realisable value of inventories	**(969)**	433
(Write-back of) write-off and provision for doubtful debts	**(574)**	891
Cost of inventories	**21,445**	20,273
Contributions to defined contribution pension scheme	**891**	857
Auditors' remuneration	**1,981**	1,143
Exchange loss	**417**	43
Contribution to housing fund	**1,299**	826
Research and development expenses	**64,867**	43,163
After crediting:		
Interest income	**42,382**	5,043

19. TAXATION

Income Tax

	2001	2000
	RMB'000	*RMB'000*
PRC enterprise income tax-current	**3,114**	94,166
Hong Kong profits tax-current	**75**	-
Deferred taxation	**-**	-
	3,189	94,166

19. TAXATION (CONT'D)

Under PRC income tax law, the Company is subject to enterprise income tax at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. However, the Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau (Document (2000) Haiguoshuiersuo No.19) to enjoy an exemption from EIT from October 1, 2000 to December 31, 2002. The Haidian State Tax Bureau had also verbally confirmed to the Company that the above EIT preference was available to the Company for the year ended December 31, 2001.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 7.5% to 33%. These subsidiaries are located in special economic zones (Hainan Cares, Shenzhen Cares and Xiamen Cares) for which the applicable tax rate is 15%, or designated as "New Technology Enterprise" (Chongqing Cares) for which the applicable tax rate is 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations. The taxation of the Group for the year ended December 31, 2001 represents the income tax provisions made by these subsidiaries.

The reconciliation of EIT at the statutory rate of 33% applied to income before taxation for the years ended December 31, 2001 and 2000, to the effective rate actually recorded in the consolidated statements of income, is as follows:

	2001 ***RMB'000***	2000 *RMB'000*
Statutory tax rate	**33.0%**	33.0%
Effect of tax holidays available to the Company	**(31.5)%**	(5.9)%
Effect of preferential tax rates applicable to certain subsidiaries	**(0.7)%**	(0.4)%
Effective income tax rate	**0.8%**	26.7%

There were no material temporary differences for which deferred taxation had not been provided for as at the balance sheet dates.

The combined effect of tax holidays available to the Company and the preferential tax rates applicable to certain subsidiaries is as follows:

	2001	2000
Aggregate amount (RMB'000)	**132,630**	22,342
Per share effect (RMB)	**0.1550**	0.0387

19. TAXATION (CONT'D)

However, the preferential tax treatments the entities comprising the Group obtained, including the EIT exemption enjoyed by the Company from October 1, 2000 to December 31, 2002 as mentioned above, may be subject to review by higher authorities. Should the preferential tax treatments not be available to the Group, additional EIT expenses may arise.

Business Taxes

The Group is subject to business taxes on its service revenues:

Electronic travel distribution, airport passenger processing, data network and air cargo system	3%
Training, technical support service, rental and others	5%

Value-Added Tax ("VAT")

Before the incorporation of the Company on October, 2000, the Group is required to pay VAT at the rate of 4% levied on certain of its revenue items, including equipment sales, maintenance and design services. Input VAT paid on purchase of goods and services can not be used to offset VAT payable.

Since the incorporation of the Company, the Group was certified by the tax authorities as an ordinary VAT payer, and required to pay VAT at the rate of 17% levied on certain of its revenue items, including equipment sales, maintenance and design services. An input VAT credit is available whereby input VAT previously paid on purchases of equipment for sale and spare parts can be used to offset the output VAT on sales.

20. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

The following is a summary of significant recurring transactions carried out with the Group's related parties.

20. RELATED PARTY TRANSACTIONS (CONT'D)

(1) Related parties

The related parties of the Company and the group are as follows:

Name	Relationship with the Company	Shareholding Percentage
CACI	Shareholder of the Company	22.34%
Southern Airlines (Group) Co. (i)	Shareholder of the Company	9.36%
Eastern Air Group Co. (i)	Shareholder of the Company	7.74%
Air China (i)	Shareholder of the Company	6.55%
China Southwest Airlines Co. (i)	Shareholder of the Company	2.86%
China Northern Airlines Co. (i)	Shareholder of the Company	2.78%
China Northwest Airlines Co. (i)	Shareholder of the Company	2.61%
Yunnan Airlines Co. (i)	Shareholder of the Company	1.97%
Xinjiang Airlines Co. (i)	Shareholder of the Company	0.97%
China National Aviation Corp. (i)	Shareholder of the Company	0.66%
Air Greatwall Co. (i)	Shareholder of the Company	0.30%
Xiamen Airlines Limited Company (ii)	Shareholder of the Company	2.47%
Hainan Airlines Company Limited (ii)	Shareholder of the Company	1.25%
China Xinhua Airlines Co. (ii)	Shareholder of the Company	0.85%
Shenzhen Airlines Ltd. (ii)	Shareholder of the Company	0.70%
Shanghai Airlines Co., Ltd. (ii)	Shareholder of the Company	0.64%
Shandong Airlines Co., Ltd. (ii)	Shareholder of the Company	0.49%
Sichuan Airlines Co. (ii)	Shareholder of the Company	0.20%
Wuhan Airlines Co. (ii)	Shareholder of the Company	0.15%
Changan Airlines Limited (ii)	Shareholder of the Company	0.09%
Shanxi Airlines Co. (ii)	Shareholder of the Company	0.02%
Macau Airlines Limited	Subsidiary of China National Aviation Corp.	-
Zhejiang Airlines	Subsidiary of China National Aviation Corp.	-
Guizhou Airlines Company Limited	Subsidiary of Southern Airlines (Group) Co.	-
Nanjing Airlines Co.	Subsidiary of China Northwest Airlines Co.	-
China Northern Airlines Sanya Ltd.	Subsidiary of China Northern Airlines Co.	-
China North Swan Airlines Co.	Subsidiary of China Northern Airlines Co.	-
Societe Internationale de Telecommunications Aeronautiques Information, Networking and Computing B. V. ("SITA INC B. V.")	Shareholder of the Company and parent Company of Societe Internationale de Telecommunications Aeronautiques Greater China Holdings Limited ("SITA Subsidiary"), a joint venture partner in InfoSky, a joint venture enterprise established between CACI and SITA Subsidiary	
Societe Internationale de Telecommunications Aeronautiques S. C. ("SITA")	Affiliate of SITA INC B. V.	
Cathay Pacific Airways Limited ("CX")	Shareholder of the Company	
Amadeus Global Travel Distribution, S.A. ("AMADEUS")	Shareholder of the Company	
Sabre Inc. ("SABRE")	Shareholder of the Company	
Accounting Center of China Aviation	An entity having the same general manager as that of the Company	

Note:

(i) Representing the ten airline companies under the direct supervision and control of CAAC which received the Company's Domestic Shares at no consideration pursuant to the Reorganisation as mentioned in Note 1.

(ii) Representing other airline companies which subscribed for Domestic Shares in the Company pursuant to the Reorganisation as mentioned in Note 1.

20. RELATED PARTY TRANSACTIONS (CONT'D)

(2) Related party transactions

The Group had the following material related party transactions.

(i) Revenue for electronic travel distribution, airport passenger processing, data network and air cargo system services, the pricing of which was based on negotiated prices with these related parties with reference to the pricing standards prescribed by CAAC where applicable.

Name	2001 *RMB'000*	2000 *RMB'000* (Note 31)
Southern Airlines (Group) Co.	**111,026**	90,646
Eastern Air Group Co.	**59,897**	56,790
Air China	**73,989**	68,205
China Southwest Airlines Co.	**39,245**	43,218
China Northern Airlines Co.	**35,415**	39,334
China Northwest Airlines Co.	**25,542**	31,739
Yunnan Airlines Co.	**30,208**	27,594
Xinjiang Airlines Co.	**15,609**	14,263
China National Aviation Corp.	**68**	2,328
Air Greatwall Co.	**1,527**	2,501
Xiamen Airlines Limited Company	**45,278**	35,956
Hainan Airlines Company Limited	**37,758**	33,988
China Xinhua Airlines Co.	**12,894**	13,224
Shenzhen Airlines Ltd.	**15,565**	11,490
Shanghai Airlines Co., Ltd.	**32,802**	25,106
Shandong Airlines Co., Ltd.	**15,328**	12,232
Sichuan Airlines Co.	**14,124**	12,462
Wuhan Airlines Co.	**13,988**	9,203
Changan Airlines Limited	**2,129**	1,099
Shanxi Airlines Co.	**769**	453
SITA	**787**	-
CX	**3,813**	-
AMADEUS	**16,562**	-
SABRE and its associate	**25,198**	-
Macau Airlines Limited	**9,918**	10,216
Zhejiang Airlines	**10,137**	7,517
Guizhou Airlines Company Limited	**-**	167
Nanjing Airlines Co.	**5,332**	3,242
China Northern Airlines Sanya Ltd.	**3,631**	3,909
China Northern Swan Airlines Co.	**4,552**	4,547
Huadong Cares	**8,716**	12,070
Dongbei Cares	**2,655**	3,327
Xinan Cares	**3,771**	3,580
Total	**678,233**	580,406

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

20. RELATED PARTY TRANSACTIONS (CONT'D)

(2) Related party transactions (cont'd)

(ii) Lease of office from CACI

For the year ended December 31, 2001, operating lease rentals for lease of office buildings from CACI amounted to RMB32,114,000 (2000: RMB20,620,000). The pricing of operating lease rentals for buildings is based on agreed rates with CACI with reference to market rentals.

(iii) Network usage fees paid to SITA

For the year ended December 31, 2001, network usage fees paid to SITA amounted to approximately RMB36,361,000 (2000: RMB37,481,000). The network usage fees were determined based on the rates agreed between SITA and the Company.

(iv) Purchase of software from SITA

For the year ended December 31, 2001, cargo management software purchased from SITA by InfoSky amounted to RMB2,508,000.

(v) Software license fee and technical support fee paid to a SABRE associate

For the year ended December 31, 2001, software license fee and technical support fee paid to a SABRE associate amounted to RMB4,715,000 and RMB2,344,000, respectively. The software license fee was capitalised as intangible assets.

20. RELATED PARTY TRANSACTIONS (CONT'D)

(3) Balances with related parties

Balances with related parties mainly comprised:

(i) Due from related parties

Name	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Southern Airlines (Group) Co.	**19,712**	-	**18,552**	-
Eastern Air Group Co.	**9,460**	28,085	**9,185**	28,085
Air China	**20,660**	24,092	**20,660**	24,092
China Southwest Airlines Co.	**20,618**	30,181	**20,618**	30,181
China Northern Airlines Co.	**7,419**	22,582	**7,419**	22,582
China Northwest Airlines Co.	**16,760**	26,878	**15,886**	26,878
Yunnan Airlines Co.	**3,318**	4,229	**2,953**	4,229
Xinjiang Airlines Co.	**1,208**	1,867	**1,208**	1,867
China National Aviation Corp.	**2,491**	1,930	**2,491**	1,930
Air Greatwall Co.	**1,586**	580	**1,586**	580
Xiamen Airlines Limited Company	**11,605**	12,673	**11,185**	12,673
Hainan Airlines Company Limited	**16,821**	19,196	**16,821**	19,196
China Xinhua Airlines Co.	**1,709**	7,237	**1,709**	7,237
Shenzhen Airlines Ltd.	**2,313**	5,263	**2,313**	5,263
Shanghai Airlines Co., Ltd.	**3,469**	11,768	**2,676**	11,768
Shandong Airlines Co., Ltd.	**1,439**	4,650	**1,439**	4,650
Sichuan Airlines Co.	**1,100**	3,188	**1,100**	3,188
Wuhan Airlines Co.	**988**	6,101	**988**	6,101
Changan Airlines Limited	**-**	934	**-**	934
Shanxi Airlines Co.	**103**	57	**103**	57
CX	**798**	-	**798**	-
SITA	**787**	-	**-**	-
Macau Airlines Limited	**11,064**	9,918	**9,918**	9,918
Zhejiang Airlines	**4,701**	2,634	**4,701**	2,634
Guizhou Airlines Company Limited	**-**	2	**-**	2
Nanjing Airlines Co.	**297**	1,897	**297**	1,897
China Northern Airlines Sanya Ltd.	**238**	266	**238**	266
China North Swan Airlines Co.	**142**	3,637	**142**	3,637
CACI	**129**	-	**129**	-
Accounting Center of China Aviation	**7,601**	-	**7,601**	-
Total	**168,536**	229,845	**162,716**	229,845

20. RELATED PARTY TRANSACTIONS (CONT'D)

(3) Balances with related parties (cont'd)

(ii) Due from subsidiaries

Name	The Group 2001 RMB'000	The Group 2000 RMB'000	The Company 2001 RMB'000	The Company 2000 RMB'000 (Note 31)
Shenzhen Cares	-	-	**2,481**	2,364
Hubei Cares	-	-	**500**	516
Chongqing Cares	-	-	-	169
Hainan Cares	-	-	-	392
Yunnan Cares	-	-	**249**	455
TravelSky Technology (Hong Kong) Limited	-	-	**13,288**	-
InfoSky	-	-	**13,411**	-
	-	-	**29,929**	3,896

(iii) Due from associated companies

Name	The Group 2001 RMB'000	The Group 2000 RMB'000 (Note 31)	The Company 2001 RMB'000	The Company 2000 RMB'000 (Note 31)
Huadong Cares	**598**	9,265	**598**	9,265
Xinan Cares	-	865	-	865
Dongbei Cares	-	1,286	-	1,286
	598	11,416	**598**	11,416

20. RELATED PARTY TRANSACTIONS (CONT'D)

(3) Balances with related parties (cont'd)

(iv) Due to related parties

	The Group		The Company	
Name	**2001**	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounting Center of China Aviation	**12,870**	-	**-**	-
SITA	**10,958**	3,407	**10,958**	3,407
CACI	**10,761**	-	**-**	-
Air Greatwall Co.	**2,840**	2,840	**2,840**	2,840
Hainan Airlines Company Limited	**463**	-	**-**	-
Eastern Air Group Co.	**256**	256	**256**	256
China Northern Airlines Co.	**179**	179	**179**	179
Southern Airlines (Group) Co.	**120**	-	**-**	-
Total	**38,447**	6,682	**14,233**	6,682

(v) Due to subsidiaries

	The Group		The Company	
Name	**2001**	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000* (Note 31)
Shenzhen Cares	**-**	-	**-**	4,926
Chongqing Cares	**-**	-	**-**	1,565
Hainan Cares	**-**	-	**354**	-
	-	-	**354**	6,491

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

21. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

	2001	2000
	RMB'000	*RMB'000*
Fees for executive directors	-	-
Fees for non-executive directors	-	-
Fees for supervisors	-	-
Other emoluments for executive directors:		
- basic salaries and allowances	302	227
- bonus	930	379
- retirement benefits	44	33
Other emoluments for non-executive directors	-	277
Other emoluments for supervisors	621	338
Total	1,897	1,254

No director had waived or agreed to waive any emoluments during the years.

Details of emoluments paid to the five highest-paid employees (mainly senior executives) are as follows:

	2001	2000
	RMB'000	*RMB'000*
Basic salaries and allowances	295	253
Bonus	943	449
Retirement benefits	43	37
	1,281	739
Number of directors	3	4
Number of employees	2	1
	5	5

The annual emoluments paid during the year ended December 31, 2001 to each of the directors (including the five highest paid employees) fell within the band from RMB nil to RMB1 million (2000: from RMB nil to RMB1 million).

During the year ended December 31, 2001, no emolument was paid to the five highest-paid individuals (including directors and employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2000: nil).

22. RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate of 16% of the employees' basic salaries for the year ended December 31, 2001 (2000: 14.5%). The contributions to the pension scheme made by Group for the year ended December 31, 2001 amounted to RMB891,000 (2000: RMB857,000). Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

23. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the Group for the construction of employee quarters, by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to a state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions by the Group to the housing fund for the year ended December 31, 2001 amounted to approximately RMB1,299,000 (2000: RMB826,000).

All of the employees of the Group who were previously employees of CACI are covered by CACI's employee housing benefits scheme. That scheme reflected the state housing reform policy of the PRC applicable to CACI. Under the scheme, CACI staffs are entitled to purchase staff quarters at preferential rates set by the PRC government. The cost of these housing benefits incurred and borne by CACI amounted to approximately RMB13.8 million for the year ended December 31, 2001 (2000: RMB32.4 million). CACI has given an undertaking to the Group that it would continue to provide such housing benefits to those employees of the Group who were previously employees of CACI and who were beneficiaries under CACI's employee housing benefits scheme. CACI has undertaken that it would not require the Group to reimburse any costs or losses that CACI has incurred or would incur in this regard. Except for the contributions to the housing fund described above, the Group does not have any contractual obligations to provide these benefits to its employees or otherwise reimburse CACI any costs of providing these benefits.

24. EARNINGS PER SHARE AND DIVIDENDS

Earnings per share for the year ended December 31, 2001 has been computed by dividing the net profit of RMB407,901,000, by the weighted average number of 855,314,000 ordinary shares in issue during the year ended December 31, 2001 (2000: Net profit of RMB256,592,000 divided by 577,304,000 shares outstanding immediately prior to the public offering of the Company's H shares).

The weighted average number of ordinary shares for the year ended December 31, 2001 to be used as the basis for calculating the earnings per share has been adjusted for the effect of the offering of the Company's H shares in February 2001.

No diluted earnings per share was presented as there were no potential dilutive ordinary shares outstanding during the years ended December 31, 2001 and 2000.

24. EARNINGS PER SHARE AND DIVIDENDS (CONT'D)

Pursuant to a shareholders' resolution dated October 18, 2000, the Company decided to declare a special dividend to its existing shareholders in an amount equal to the lesser of (i) the distributable profits under PRC GAAP of the Group for the period from April 1, 2000 to December 31, 2000 and (ii) 10% of the net proceeds of the Offering. The holders of the H Shares are not entitled to this special dividend. The special dividend determined pursuant to such resolution amounted to approximately RMB124.1 million, which is approximately RMB2 million less than 10% of the estimated net proceeds of the Offering. CACI is obligated to pay the shortfall and is entitled to seek repayment from those parties who were shareholders immediately prior to the Offering on a pro rata basis within two years. The special dividend had not been paid as at December 31, 2001.

The Board of Directors proposed a final dividend of RMB0.184 per share for the year ended December 31, 2001, totaling approximately RMB163,421,000. The proposed dividend distribution is subject to shareholders' approval in their next general meeting. Because of the adoption of the revised IAS 10, "Events After the Balance Sheet Date", the dividend approved after the balance sheet date will be recorded in the Group's financial statements for the year ending December 31, 2002. After the appropriation of the dividend, the reserve available for distribution as at December 31, 2001 was approximately RMB72,015,000 (2000: the reserve available for distribution was RMB nil after the appropriation of the special dividend).

	2001	2000
Dividend proposed after year end (Note 30)		
Proposed final dividend (RMB'000)	**163,421**	-
Dividend per share (RMB)	**0.184**	-

25. COMMITMENTS

(a) Capital commitments

As at December 31, 2001, the Group had the following capital commitments:

	RMB'000
Authorised and contracted for	-
Authorised but not contracted for	6,711
Total	6,711

The above capital commitments primarily relate to the acquisition and installation of the new generation electronic travel distribution system.

Approximately RMB1.4 million of the capital commitments outstanding as at December 31, 2001 was denominated in U.S. dollars (approximately US$0.2 million).

25. COMMITMENTS (CONT'D)

(b) Operating lease commitments

As at December 31, 2001, the Group had the following commitments under operating leases:

	RMB'000
Within one year	30,406
Later than one year but not later than five years	120,469
Later than five years	120,328
Total	271,203

(c) Equipment maintenance fee

As at December 31, 2001, the Group had total equipment maintenance fee commitments of approximately RMB2.2 million.

26. NOTES TO STATEMENT OF CASH FLOWS

(a) Reconciliation of profit before taxation to cash generated from operations:

	2001 *RMB'000*	2000 *RMB'000* (Note 31)
Profit before taxation and minority interests	**411,573**	353,054
Adjustments for:		
Depreciation and amortisation	**109,658**	104,857
Interest income	**(42,382)**	(5,043)
Interest expense	**-**	47
Loss (gain) on disposal of property, plant and equipment	**4,650**	(20)
Loss on revaluation of property, plant and equipment	**-**	2,700
(Write-back of) provision for doubtful debts	**(574)**	891
(Write-back of) provision for decline in net realisable value of inventories	**(969)**	433
Share of results from associated companies	**(7,289)**	(3,446)
Operating profit before working capital changes	**474,667**	453,473
Decrease (increase) in current assets:		
Accounts receivable	**30,605**	4,840
Inventories	**7,882**	5,037
Prepayments and other current assets	**20,436**	(12,621)
Due from related parties/associated companies	**72,127**	18,707
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**101,934**	8,156
Deferred revenue	**(4,986)**	7,592
Due to related parties	**31,765**	(29,684)
Taxes payable	**2,426**	45,337
Cash generated from operating activities	**736,856**	500,837

26. NOTES TO STATEMENT OF CASH FLOWS (CONT'D)

(b) Analysis of cash and cash equivalents

As at December 31, cash and cash equivalents consisted of:

	The Group		The Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash				
RMB	**173**	133	**52**	1
HKD denominated	**84**	-	**-**	-
	257	133	**52**	1
Demand deposits				
RMB	**848,525**	583,845	**816,209**	550,770
USD denominated	**240,715**	-	**211,659**	-
HKD denominated	**547,185**	751	**542,361**	-
JPY denominated	**136**	-	**-**	-
	1,636,561	584,596	**1,570,229**	550,770
Total cash and cash equivalents	**1,636,818**	584,729	**1,570,281**	550,771

27. FINANCIAL INSTRUMENTS

Financial risk management

The Group is exposed to market risks arising from changes in interest and foreign exchange rates. The Group does not use any derivative financial instruments to manage those risks.

Fair values

The Group's financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, due from associated companies and related parties, treasury bonds, other long-term assets, accounts payable and due to related parties.

The carrying amounts of the Group's financial instruments except for treasury bonds and other long-term assets approximated their fair values as at December 31, 2001 because of the short maturities of there instruments.

The fair value of the treasury bonds as at December 31, 2001 was approximately RMB101,120,000. The carrying amount of other long-term assets approximated their fair value based on their present value of the estimated cash flows. Fair value has been determined by discounting the relevant cash flows using current interest rates for similar instruments at the balance sheet date.

27. FINANCIAL INSTRUMENTS (CONT'D)

Credit risks

The extent of the Group's credit exposure is represented by aggregated balance of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, amounts due from associated companies and related parties and treasury bonds. The maximum credit risk exposure in the event that other parties fail to perform their obligations under these financial instruments was approximately RMB2,437 million as at December 31, 2001 (2000: RMB899 million).

Counterparties to financial instruments primarily consist of State-owned banks in the PRC, and a large number of airlines and travel agents. The Group does not expect any counterparties to fail to meet their obligations. The Group has concentrations of credit risk with these entities.

Foreign currency risk

The Group is exposed to foreign exchange risk related to its capital expenditures because a substantial portion of its capital expenditures represents imported equipment that is purchased in U.S. dollars. Under the current foreign exchange system in the PRC, the Group is not able to hedge effectively against currency risks except for the cash and cash equivalents that denominated in foreign currency. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

28. BUSINESS RISKS

The Group primarily conducts its operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities in United States of America and Western European countries. These include risks associated with, among others, the political, economic and legal environments, influence of national authorities over pricing regulation and competition in the industry.

29. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing electronic travel distribution, airport passenger processing, data network service, air cargo system and internet-based travel platform services in the PRC. The Group's chief decision maker for operation is considered to be the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated statement of income. No segment income statement has been prepared by the Group during the years ended December 31, 2001 and 2000. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

30. SUBSEQUENT EVENTS

On March 21, 2002, the Board of Directors proposed a final dividend of RMB0.184 per share for the year ended December 31, 2001, totaling approximately RMB163,421,000 and an appropriation to the discretionary surplus reserve fund of RMB72,883,000 (20% of net profit after tax under PRC GAAP). The proposed dividend distribution and the appropriation to the discretionary surplus reserve fund are subject to shareholders' approval in their next general meeting. Because of the adoption of the revised IAS 10, "Events After the Balance Sheet Date", the dividend and appropriation to the discretionary surplus reserve fund approved after the balance sheet date will be recorded in the Group's financial statements for the year ending December 31, 2002.

31. PRIOR YEAR COMARATIVE FIGURES

The balances with subsidiaries and associated companies as at December 31, 2000 have been reclassified and separately presented from accounts receivable, prepayment and other current assets, and accounts payable and accrued liabilities. In the opinion of the directors, such reclassification is made to better present the financial position of the Group and the Company as at December 31, 2000.

32. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 21, 2002.

CONSOLIDATED BALANCE SHEETS

	As at December 31,				
	1997	1998	1999	2000	**2001**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
ASSETS					
Property, plant and equipment, net	283,521	280,780	326,921	281,944	**403,997**
Intangible assets, net	—	—	—	—	**14,238**
Investments in associated companies	—	—	3,132	6,424	**12,391**
Other long-term investment	—	—	—	—	**100,000**
Other long-term assets	—	—	—	—	**8,465**
	283,521	280,780	330,053	288,368	**539,091**
Current assets					
Cash and cash equivalents	409,502	505,943	163,037	584,729	**1,636,818**
Short-term bank deposits	—	11,519	16,984	27,406	**516,186**
Accounts receivable, net	32,090	36,036	47,743	44,868	**14,837**
Inventories	18,553	18,455	15,150	9,680	**2,767**
Prepayments and other current assets	15,745	8,420	18,741	31,362	**15,356**
Due from associated companies	—	—	2,856	11,416	**598**
Due from related parties	224,039	258,840	259,968	229,845	**168,536**
	699,929	839,213	524,479	939,306	**2,355,098**
Total assets	983,450	1,119,993	854,532	1,227,674	**2,894,189**
EQUITY AND LIABILITIES					
Capital and Reserves					
Paid in capital	260,133	260,133	260,133	577,304	**888,158**
Capital surplus	155,445	156,138	155,934	167,506	**1,114,808**
Statutory reserves	109,768	137,574	175,854	25,202	**100,058**
Retained earnings (accumulated deficit)	(103,171)	(63,307)	(21,756)	—	**333,045**
	422,175	490,538	570,165	770,012	**2,436,069**
Minority interests	12,652	20,682	21,168	32,735	**30,613**
Long term bank loan	411,800	439,800	—	—	**—**
Current liabilities					
Current portion of long-term bank loan	—	—	800	—	**—**
Accounts payable and accrued liabilities	64,529	71,394	57,002	65,158	**167,092**
Deferred revenue	6,993	2,325	788	8,380	**3,394**
Due to related parties	21,435	23,425	36,366	6,682	**38,447**
Dividends payable	—	—	—	124,051	**124,051**
Taxes payable	43,866	71,829	168,243	220,656	**94,523**
	136,823	168,973	263,199	424,927	**427,507**
Total equity and liabilities	983,450	1,119,993	854,532	1,227,674	**2,894,189**

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,				
	1997	1998	1999	2000	**2001**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
Revenues:					
Electronic travel distribution	343,190	302,846	358,793	439,119	**459,868**
Airport passenger processing	54,150	71,325	98,220	155,546	**203,558**
Data network	72,952	87,088	99,879	108,960	**114,609**
Equipment sales and other	39,343	25,878	46,762	38,362	**52,766**
Total revenues	509,635	487,137	603,654	741,987	**830,801**
Business taxes and other surcharges	(16,081)	(15,832)	(19,344)	(24,735)	**(29,652)**
Net revenues	493,554	471,305	584,310	717,252	**801,149**
Operating expenses:					
Depreciation and amortisation	(78,457)	(92,964)	(88,218)	(104,857)	**(109,658)**
Network usage	(25,279)	(30,940)	(34,803)	(54,772)	**(48,640)**
Personnel	(35,837)	(27,184)	(33,787)	(39,656)	**(72,019)**
Operating lease rentals	(31,178)	(12,870)	(18,670)	(31,516)	**(35,278)**
Technical support services	(19,478)	(14,122)	(5,665)	(15,885)	**(22,304)**
Cost of equipment sold	(8,256)	(6,379)	(12,738)	(9,131)	**(11,010)**
Repairs and maintenance	(18,166)	(15,870)	(15,860)	(26,410)	**(18,397)**
Commission and promotion expenses	(3,183)	(7,752)	(18,002)	(26,933)	**(44,207)**
Other operating expenses	(31,669)	(26,258)	(41,248)	(60,676)	**(73,206)**
Total operating expenses	(251,503)	(234,339)	(268,991)	(369,836)	**(434,719)**
Operating profit	242,051	236,966	315,319	347,416	**366,430**
Financial income (charges), net	(17,212)	(17,883)	(960)	4,921	**41,956**
Share of results from associated companies	—	—	392	3,446	**7,289**
Other (expenses) income, net	953	(7,627)	209	(2,729)	**(4,102)**
Profit before taxation	225,792	211,456	314,960	353,054	**411,573**
Taxation	(73,987)	(68,753)	(103,742)	(94,166)	**(3,189)**
Profit before minority interests	151,805	142,703	211,218	258,888	**408,384**
Minority interests	(3,103)	(5,317)	(3,180)	(2,296)	**(483)**
Net profit	148,702	137,386	208,038	256,592	**407,901**
Earnings per share, basic and diluted (RMB)	0.26	0.24	0.36	0.44	**0.48**
Number of shares outstanding (thousand)	577,304	577,304	577,304	577,304	**855,314**

Note 1. The above supplementary financial information is derived from the combined financial information of the Company and its subsidiaries (collectively the "Group") in the accountants' report included in the prospectus dated January 29, 2001 issued by the Company, as well as the audited financial statements included in the annual reports of 2000 and 2001. The supplementary financial information presents the financial position and operating results of the Group as if the Group had been in existence throughout the years presented, and has been prepared in accordance with International Financial Reporting Standards.

Note 2. Earnings per share for each of the years presented other than 2001 is calculated on the basis of 577,304,000 shares outstanding as at December 31, 2000 without adjusting for the pro forma changes in the number of new shares that might have resulted from additional contributions from Civil Aviation Computer Information Center over the years presented. Earnings per share for the year ended December 31, 2001 has been computed by dividing the net profit of RMB407,901,000, by the weighted average number of 855,314,000 ordinary shares in issue during the year ended December 31, 2001.The weighted average number of ordinary shares for the year ended December 31, 2001 to be used as the basis for calculating the earnings per share has been adjusted for the effect of the offering of the Company's H shares in February 2001.

Note 3. The balances with associated companies as at December 31, 1997, 1998, 1999 and 2000 have been reclassified and separately presented from accounts receivable and prepayment and other current assets. In the opinion of the directors, such reclassification is made to better present the financial position of the Group as at the end of each year.

Corporate Information

Chairman

Yang Jun

Directors

Zhu Yong	Executive Director (General Manager)
Huang Yuanchang	Executive Director (Vice General Manager)
Xiao Yinhong	Executive Director (Vice General Manager)
Li Xiaojun	Executive Director (Vice General Manager)
Ding Weiping	Executive Director (Company Secretary)
Hu Yunqi	Vice Chairman of the Board of Directors, non-executive Director
Cao Jianxiong	Vice Chairman of the Board of Directors, non-executive Director
Zhang Xueren	Vice Chairman of the Board of Directors, non-executive Director
Rong Gang	Non-executive Director
Feng Gang	Non-executive Director
Li Xiaoguang	Non-executive Director
Shi Dinghao	Non-executive Director
Wu Jiapei	Independent non-executive Director
Chow Kwok Wah, James	Independent non-executive Director

Chairman of the Supervisory Committee

Du Hongying

Supervisors

Jiang Mengdong	Supervisor
Wang Yongqiang	Supervisor
Chen Lihong	Supervisor
Song Jinxiang	Supervisor
Tan Xiaoxu	Supervisor
Zhang Xin	Supervisor
Wang Baoshu	Independent Supervisor

Company Secretary

Ding Weiping

Company's Website

www.travelsky.net

Auditors

Arthur Andersen & Co
Certified Public Accountants
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road
Central
Hong Kong

Legal Advisers to the Company

as to Hong Kong law:
Linklaters
10th Floor
Alexandra House
Chater Road
Central
Hong Kong

as to PRC law:
Jingtian & Gongcheng
Floors 11 & 15, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

Registered Address and Contact Details

TravelSky Technology Limited
No. 128
Zhichun Road
Haidian District
Beijing 100086, PRC

Post-office box: No. 638 Beijing, PRC
Telephone: (8610) 8401 9073 / 6254 8382
Facsimile: (8610) 8401 9340 / 6254 8402

Place of Business in Hong Kong

Room 3502, 35th Floor
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

Place of Listing

The Stock Exchange of Hong Kong Limited
Stock Code: 696

Hong Kong Share Registrar and Transfer Office

Hong Kong Registrars Limited
2nd Floor
Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

Shareholders can obtain a copy of this annual report on the website of the Company at "*www.travelsky.net*".

Directors

Chairman

Yang Jun, age 38, is the Chairman of the Board of Directors of the Company. Mr. Yang is a senior engineer. He graduated from the Graduate School of North-west Telecom Engineering University and received a master's degree in computer science. Mr. Yang has 15 years of experience in China's information technology industry. From January 1987 to July 1990, Mr. Yang was a software engineer in China National Software Corporation. From July 1990 to September 1994, Mr Yang was the Deputy General Manager and General Manager of the Development Department and Network Engineering Department of China National Software and Technical Services Corporation ("CS&S"), respectively. He was the Vice President of CS&S from October 1994 to August 1998. Mr. Yang was the General Manager of CACI from August 1998 to August 2000 and has been the Chairman and the General Manager of the Company since October 2000. He resigned from his position as the General Manager of the Company and became the President of CACI in April 2001.

Executive Directors

Zhu Yong, age 38, is an Executive Director and the General Manager of the Company. Mr. Zhu is a senior engineer. He graduated from Huazhong Polytechnic University and received a master's degree in engineering from the Beijing University of Aeronautics and Astronautics. Mr. Zhu has nearly 20 years of experience in China's aviation industry. From August 1983 to April 1991, Mr. Zhu was an engineer in the Civil Aviation Administration of China. He was the Manager of the Computer Department of the Accounting Center of China Aviation in May 1991 and the Vice Chief Engineer and the Manager of the Computer Department of the Accounting Center of China Aviation in January 1994. He became the Deputy General Manager of the Accounting Center of China Aviation in May 1996, and has been the General Manager of the Accounting Center of China Aviation since June 2000. Mr. Zhu was appointed as the General Manager of the Company by the Board of Directors of the Company in April 2001.

Huang Yuanchang, age 39, is an Executive Director and a Vice General Manager of the Company. Mr. Huang is a senior engineer. He graduated from Nanjing Industrial University and has nearly 20 years of experience in management and technical support in China's aviation industry. From January 1989 to October 1995, Mr. Huang served as the Deputy Director and Director of the Operations Centre of CACI. From October 1995 to May 1999, he was the Assistant to the General Manager of CACI. Mr. Huang held the position of Deputy General Manager of CACI from May 1999 to August 2000.

Xiao Yinhong, age 39, is an Executive Director and a Vice General Manager of the Company. Mr. Xiao is a senior engineer. He graduated from Zhejiang University and has nearly 20 years of management and technical support experience in China's aviation industry. From July 1984 to October 1995, Mr. Xiao worked in the Computer Centre of CACI and has served as Deputy Director and Director of the Computer Centre of CACI from October 1988 to October 1995. From October 1995 to May 1999, he was the Assistant to the General Manager of CACI. Mr. Xiao was the Deputy General Manager of CACI from May 1999 to August 2000.

Li Xiaojun, age 46, is an Executive Director and a Vice General Manager of the Company. Ms. Li is a senior economist. She graduated from Renmin University of China and has nearly 20 years of management experience in China's aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of CAAC. From May 1988 to December 1997, she held the positions of Vice Director and then Director of the Planning Department of Air China. Ms. Li was the Director of the Human Resources Department of CAAC from December 1997 to August 2000.

Ding Weiping, age 50, is an Executive Director and the Company Secretary of the Company. He graduated from Beijing Industry Technology University and has over 20 years of management experience in China's aviation industry. From December 1979 to May 1984, Mr. Ding was an employee of CAAC. From May 1984 to October 1987, he was employed by CACI. From October 1987 to August 2000, he served as the Deputy Director of the Information Technology Room and then as the Vice Chief Engineer of CACI. Mr. Ding was also the head of the Planning Department of CACI from July 1999 to August 2000. From July 1999 to August 2000, Mr. Ding also served as the Officer-in-charge of the Corporate Restructuring Department of CACI. Mr. Ding is currently the Deputy Chief Engineer and the General Manager of the Strategic Planning Department of the Company.

Non-executive Directors

Hu Yunqi, age 62, is one of the Vice Chairmen of the Board of Directors. Mr. Hu is a senior engineer. He graduated from the Nanjing University of Aeronautics and Astronautics and has almost 30 years of management experience in China's civil aviation industry. From August 1963 to August 1992, Mr. Hu served as a technician, engineer, the Director of the Mechanical Department and the Vice Chief Engineer of the Guangzhou Bureau of CAAC. He held the position of Deputy General Manager of China Southern Airlines (Group) Corporation from August 1992 to May 1998. Mr. Hu was the Vice President of China Southern Airlines (Group) Corporation from May 1998 and has now retired.

Cao Jianxiong, age 42, is one of the Vice Chairmen of the Board of Directors. Mr. Cao is an economist. He has a master's degree in economics and has nearly 20 years of experience in China's civil aviation industry. From December 1982 to December 1987, Mr. Cao was the Assistant to the Labour Department of the Shanghai Bureau of CAAC. He was the Chief Officer of the Human Resources Section of China Eastern Airlines and then took on the position of General Manager of China Eastern Airlines Development Company and China Eastern Airlines Futures Company from December 1987 to March 1996. From March 1996 to December 1996, Mr. Cao was the Assistant to the General Manager of China Eastern Airlines and from December 1996 to December 1999 Mr. Cao served as the Deputy General Manager and Financial Controller of China Eastern Airlines Corporation. Since December 1999, Mr. Cao has been serving as a Vice President of Eastern Airlines Group Corporation.

Zhang Xueren, age 49, is one of the Vice Chairmen of the Board of Directors. Mr. Zhang is a senior economist. He graduated from Sichuan Foreign Languages University and has almost 25 years of experience in China's aviation industry. From March 1979 to July 1982, Mr. Zhang was the Commercial Officer of the Tehran Office of CAAC. He returned to Beijing in 1982 and held the position of Deputy Director of the International Freight Department of the Beijing Bureau of CAAC. From January 1990 to April 1998, he served as the Manager of In-Freight Department of Air China Corporation, and from April 1998 to December 1998, he was the General Manager of the Tianjin Branch of Air China. Mr. Zhang has been the Vice President of Air China since December 1998.

Rong Gang, age 39, is one of the Non-executive Directors. Mr. Rong is a senior engineer. He graduated from Chongqing University and has nearly 20 years of experience in China's aviation industry. From August 1983 to May 1996, Mr. Rong was an employee of CACI. From May 1996 to May 1999, he was employed by CAAC. Mr. Rong has been the Deputy President of CACI since May 1999.

Feng Gang, age 38, is one of the Non-executive Directors. Mr. Feng is an economist. He graduated from Sichuan University and has nearly 20 years of experience in China's aviation industry. From October 1987 to March 1992, Mr. Feng held the positions of Co-ordinator and Deputy Manager of Southwest Aviation Corporation. From March 1992 to July 1994, he served as the General Manager of Sichuan Feiying Aviation Development Corporation. From July 1994 to March 1995, he was the Deputy Manager of the Sales and Marketing Department of Southwest Airlines and he was the Manager of an affiliated cargo company of Southwest Airlines from March 1995 to October 1995. Mr. Feng has been the Deputy Manager of Southwest Airlines since October 1995.

Li Xiaoguang, age 43, is one of the Non-executive Directors. He graduated from Tianjin Civil Aviation College and obtained a master's degree in management from the Beijing University of Aeronautics and Astronautics in 1999. Mr. Li has nearly 20 years of management and mechanic experience in China's aviation industry. From July 1982 to October 1992, Mr. Li was an engineer, Deputy Head and then Head of the Technology Department of the Civil Aviation Maintenance Factory of China Northern Airlines. From October 1992 to October 1998, he served as the Vice Chief Engineer of China Northern Airlines. Mr. Li was promoted to the position of Chief Engineer of China Northern Airlines in July 2001. Since then, Mr. Li has been the Deputy General Manager of China Northern Airlines.

Shi Dinghao, age 50, is one of the Non-executive Directors. Mr. Shi graduated from the Beijing University of Aeronautics and Astronautics and has nearly 20 years of management and mechanic experience in China's aviation industry. From December 1976 to April 1980, Mr. Shi was a mechanic for the Beijing Bureau of CAAC. From April 1980 to August 1994, he served as a mechanic and the Plant Manager of the Civil Aviation Maintenance Factory of China Northern Airlines. Mr. Shi has been the Deputy General Manager of China Northwest Airlines since August 1994.

Independent Non-executive Directors

Wu Jiapei, age 69, is a leading economist in China. Between 1955 to 1986, Mr. Wu was a researcher at the Economics Institute of the Chinese Academy of Sciences and subsequently became a senior fellow and the Director of the Quantitative Economics and Technological Economics of the Chinese Academy of Social Sciences. From 1987 to 1998, Mr. Wu was the Chief Economist, Vice President, and then Chairman of the Experts Committee of the State Information Centre. Mr. Wu has been abroad as a visiting scholar and visiting professor in the United States and Japan. Mr. Wu is now a consultant to the Experts Committee of China State Information Center, the Vice President of the Chinese Information Industry Association, Honorary Dean of the Economics and Management College of Huaqiao University and a part-time professor of more than 20 universities in China. Mr. Wu is a member of the Appraisal Task Force for Applied Economics Disciplines of the State Council's Academic Degree Committee and has published over 20 books on economics.

Chow Kwok Wah, James, age 56, graduated from the Faculty of Commerce in Regent Institute, London, in 1966. Mr. Chow is the Chairman of the Consco Group, which major businesses include property investment and the production of raw materials for the telecommunications industry in China. From 1978 to 1994, Mr. Chow participated actively in the Hong Kong stock market and was a member and licensee of both the Far East Exchange Ltd. and The Stock Exchange of Hong Kong Limited. Mr. Chow has more than 20 years of investment experience in China and his investments include the Jing An Hilton Hotel and Nantong Hotel in Shanghai, the Tianjin International Building, and the Tianjin Somerset Olympic Tower.

Supervisors

Du Hongying, age 42, is the Chairman of the Company's Supervisory Committee. Ms. Du is a senior accountant. She graduated from Xiamen University and has 17 years of accounting and finance experience in China's aviation industry. From August 1982 to January 1985, Ms. Du was a teacher at the Tianjin Civil Aviation College of China. In January 1985, Ms. Du joined Xiamen Airlines Limited as a finance officer and since 1999 she has been working as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines.

Jiang Mengdong, age 37, is a Supervisor. Mr. Jiang is an engineer. He graduated from Nanjing Industry University and has more than 15 years of experience in China's aviation industry. From August 1984 to January 1999, Mr. Jiang worked in the Yunnan Bureau of CAAC. From January 1999 to August 2001, Mr. Jiang served as a Deputy Manager of the Computer Centre of Yunnan Airlines and was promoted to the position of General Manager of the Computer Centre of Yunnan Airlines in August 2001.

Wang Yongqiang, age 32, is a Supervisor. Mr. Wang graduated from China Civil Aviation University and has nearly 10 years of experience in China's aviation industry. From July 1992 to June 1995, Mr. Wang was an engineer of China Xinhua Airlines. From June 1995 to October 1997, Mr. Wang was an engineer, Project Manager and interpreter of Hainan Airlines. From March 1997 to August 1997, Mr. Wang attended a senior management training course in Germany on the aviation industry. Since October 1997, Mr. Wang has been the Chief Officer and Administration Manager of the Computer Centre of Hainan Airlines and has been the Chairman and General Manager of HNA Systems Co., Ltd since March 2000.

Chen Lihong, age 39, is a Supervisor. Mr. Chen is a senior accountant. He has nearly 15 years of financial management experience in China's aviation industry. From January 1981 to August 1990, Mr. Chen was a technician of the Xinjiang Qitai Agriculture Machinery Repair and Manufacture Factory and then became an auditor of the Audit Bureau of Qitai Xinjiang. He served as an Assistant Accountant of the Xinjiang Central Enterprises Department at the Ministry of Finance from August 1990 to January 1993. Since January 1993, Mr. Chen has been working in the Finance Department of Xinjiang Airlines and has served as an Associate Director and then as Director.

Song Jinxiang, age 53, is a Supervisor and the Deputy Chief Economist of the Company. Mr. Song graduated from the Beijing University of Aeronautics and Astronautics and has almost 20 years of management experience in China's aviation industry. From December 1976 to September 1981, Mr. Song was a technician at CAAC. From September 1981 to July 1999, he served as the Deputy Director and then as the Director of the Business Planning Department of CACI. Mr. Song was the Deputy Chief Economist of CACI from July 1999 to August 2000.

Tan Xiaoxu, age 55, is a Supervisor and a senior officer of the Company. Mr. Tan is a senior engineer. He graduated from the Military Foreign Language College and has 20 years of technical support experience in China's aviation industry. From April 1973 to October 1975, Mr. Tan was a technician at the Beijing Military Region. From October 1975 to November 1980, he was a sales representative at the Beijing Bureau of CAAC. From November 1980 to July 1999, he served as a technician and then as the Manager of the Applied Technology Department of CACI. Mr. Tan was a senior officer of CACI from July 1999 to August 2000.

Zhang Xin, age 39, is a Supervisor and a senior workman of the Company. Mr. Zhang has 20 years of technical experience in China's aviation industry. From October 1981 to December 1988, Mr. Zhang was a graphic designer at CAAC. From December 1988 to November 1994, Mr. Zhang was a technician at CACI. From November 1994 to August 2000, Mr. Zhang was a senior workman at CACI.

Wang Baoshu, age 60, is an independent Supervisor. Mr. Wang graduated from the Beijing Institute of Law and Politics in 1964 and is a professor in commercial law and economic law. From September 1964 until May 1969, Mr. Wang worked in the National Beijing City Committee Research Centre. From 1971 to January 1979, he worked at the office of the Beijing City Organisation for Agricultural Policy. Mr. Wang was the Vice Dean of the Law Faculty of the National Institute of Social Sciences between February 1979 and June 1998. Since June 1998, Mr. Wang has been a professor and the Dean of the School of Law of Qinghua University. He also lectures in law at other universities in China. Mr. Wang is currently the President of the Commercial Law Research Institute of China Law Society and the Vice Chairman of the Beijing Arbitration Committee.

Company Secretary

Ding Weiping, who is also an Executive Director of the Company.

January	InfoSky Technology Co., Ltd., a Sino-foreign joint venture engaged in air cargo business and jointly established by the Company and a subsidiary of SITA, commenced operation.
	TravelSky Technology (Hong Kong) Limited was established to provide customers with better services in Hong Kong and Macau.
February	A public offering of 310,854,000 H shares was made and such shares were successfully listed on The Stock Exchange of Hong Kong Limited.
	A subsidiary was set up in Hanzhou, Zhejiang Province to provide better services for customers in the province and its peripheral areas.
April	Announcement of the annual results of the Company for 2000.
	Change of General Manager was approved at a provisional board of directors meeting of the Company. The resignation of Mr. Yang Jun from the position of General Manager was accepted and Mr. Zhu Yong was appointed as the new General Manager.
May	The Annual General Meeting of the Company for 2000 was held, at which the resignation of Mr. Liu Chunchi from the position of Director was accepted and Mr. Zhu Yong was elected as an Executive Director.
June	An ASP service agreement was entered into between the Company and Foreign Enterprise Air Services Corporation, Beijing, representing the commencement of the provision of ASP services for customers.
July	A subsidiary was set up in Beijing to provide better services for customers in Beijing and its peripheral areas.
August	Successful protection of the Company's information system from the invasion of the "Red Code" virus.
	Announcement of the interim results of the Company for 2001.
September	The ETD system's information processing capacity increased by 60 per cent. due to the successful commencement of operation of the new ETD mainframe system.
	Civil Aviation Cares of Xiamen Ltd. was officially established to provide customers with better services in Xiamen and its peripheral areas.
October	The Company was selected as one of the 200 best small-scale enterprises in the world for the year by Fortune, an international financial magazine.
	Electronic ticketing technology of the Company was firstly implemented by Shenzhen Airlines, providing air travel consumers with "paperless travel".
	A subsidiary was set up in Lanzhou, Gansu Province to provide customers with better services in the province and its peripheral areas.
November	Agreement for the Provision of Information Technology Professional Services was entered into between the Company and Cathay Pacific Airways Ltd. in Beijing. Pursuant to the agreement, the Company would provide technological support services for Cathay Pacific Airways Ltd. by leveraging its advantages in the industry and advance technologies.
	The processing capacity of information increased by nearly 50 per cent. due to an expansion in the capacity of the APP mainframe system.
December	Agreements on participation in local BSP were entered into between the Company and IATA in Singapore and Hong Kong, respectively. Pursuant to the agreements, travel agents in Singapore, Hong Kong and Macau can now sell ATB2 neutral tickets through the Company's ETD system.
	The Company was designated as a software enterprise.
	The principal project of our ETD plan was reviewed and accepted by the State, representing a basic completion of the framework for the new-generation ETD plan.

NOTICE IS HEREBY GIVEN that an Annual General Meeting of TravelSky Technology Limited (the "Company") will be held at 10:00 a.m. on Friday, May 10, 2002 at the Conference Room, 2nd Floor, Prime Hotel, 2 Wangfujing Da Jie, Dongcheng District, Beijing, the People's Republic of China to consider the following businesses:

1. to consider and approve the report of the Directors for the year ended December 31, 2001;

2. to consider and approve the report of the Supervisory Committee for the year ended December 31, 2001;

3. to review the auditors' report for the year ended December, 31, 2001 and to consider and approve the audited financial statements of the Company for the year ended December 31, 2001;

4. to consider and approve the distribution of a final dividend and the calculation of such distribution of the Company for the year ended December 31, 2001;

5. to consider and approve the authorisation to be given to the Board of Directors of the Company to invest in entities which businesses relate to the core businesses of the Group provided the amount of investment by the Group in each such entity will not be more than RMB5 million;

6. to consider and approve the appointment of PricewaterhouseCoopers as the international and domestic auditors of the Company, respectively, for the year ending December 31, 2002 and to authorise the Directors to fix the remuneration thereof; and

7. to consider and approve other matters, if any.

By Order of the Board
Ding Weiping
Company Secretary

March 21, 2002

Notes:

1. The Register of Members of the Company will be closed from Tuesday, April 9 to Friday, May 10, 2002 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the Register of Members of the Company at the close of business on Monday, April 8, 2002 are entitled to attend the Annual General Meeting. Transfers of H shares must be lodged with the share registrar of the Company's H shares by 4:00 p.m. on Monday, April 8, 2002 in order to entitle the transferee to attend the Annual General Meeting.

   The address of the share registrar of the Company's H shares is:
   Hong Kong Registrars Limited
   2nd Floor, Vicwood Plaza
   199 Des Voeux Road Central
   Hong Kong

2. Each Shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies, to attend and vote on his or her behalf at the Annual General Meeting. A proxy need not be a Shareholder.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

5. Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip for attending the Annual General Meeting to the registered address of the Company on or before Friday, April 19, 2002 personally or by mail or fax.

6. The Annual General Meeting is expected to last for half a day. Shareholders (or their proxies) attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:

   TravelSky Technology Limited
   No. 128, Zhichun Road
   Haidian District
   Beijing 100086, PRC
   Contact person: Ding Weiping
   Tel: 86 10 - 8401 9073 / 6254 8382
   Fax: 86 10 - 8401 9340 / 6254 8402
   Post-office box: No. 638 Beijing, PRC

目錄

中國民航信息網絡股份有限公司(「本公司」或連同其附屬公司稱「本集團」)是中國航空旅遊業信息科技解決方案的主導供應商，本公司一直致力於開發先進的產品及服務，滿足所有行業參與者(從航空公司、機場、非航空旅遊產品和服務供應商、分銷代理人、機構客戶、民航旅客及貨運商)進行電子交易及管理與旅遊相關信息的需求。本公司的核心業務包括：

- 電子旅遊分銷(「ETD」)；
- 機場旅客處理(「APP」)；
- 數據網絡；
- 航空貨運系統(「ACS」)；及
- 基於互聯網的旅遊平台。

本公司於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，於下列附屬公司中持有控制性權益：中國民航信息網絡股份(香港)有限公司、海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司及天信達信息技術有限公司。本公司亦於下列聯營公司中持有重大權益：上海民航華東凱亞系統集成有限公司、瀋陽民航東北凱亞有限公司及成都民航西南凱亞有限責任公司。

本集團截至二零零一年十二月三十一日有員工912名。

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(聯交所)上市。本公司目前最大股東為民航計算機信息中心，持有本公司22.3%股份；本公司42.7%股份由20家中國商營航空公司持有，其中包括南方航空(集團)公司、東方航空集團公司及中國國際航空公司三個最大的中國商營航空公司；本公司其餘35.0%股份則由H股股東持有。

財務摘要

總收入



人民幣千元
1,000,000
800,000
600,000
400,000
200,000
0
509,635
487,137
603,654
741,987
830,801
1997
1998
1999
2000
2001
電子旅遊分銷
機場旅客處理
數據網絡
設備銷售及其他

除稅及少數股東權益前利潤



人民幣千元
500,000
400,000
300,000
200,000
100,000
0
225,792
211,456
314,960
353,054
411,573
1997
1998
1999
2000
2001

折舊、攤銷、息稅前盈餘


人民幣千元
500,000
400,000
300,000
200,000
100,000
0
321,461
322,303
404,138
452,990
479,275
1997
1998
1999
2000
2001

淨利潤


人民幣千元
500,000
400,000
300,000
200,000
100,000
0
148,702
137,386
208,038
256,592
407,901
1997
1998
1999
2000
2001

每股盈利（基本及攤薄）


人民幣元
0.5
0.4
0.3
0.2
0.1
0.0
0.26
0.24
0.36
0.44
0.48
1997
1998
1999
2000
2001

總資產


人民幣千元
4,000,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
983,450
1,119,993
854,532
1,227,674
2,894,189
1997
1998
1999
2000
2001
總負債
少數股東權益
股東權益

致各位股東：

本人謹此報告中國民航信息網絡股份有限公司(稱「本公司」，或連同附屬公司稱「本集團」)截止二零零一年十二月三十一日止(稱「二零零一年」)財政年度的營運業績。

本集團二零零一年的財務表現令人欣慰。二零零一年，本集團總收入為人民幣830.8百萬元，較二零零零年十二月三十一日止(稱「二零零零年」)增長了12.0%；折舊、攤銷、息税前盈餘(EBITDA)為人民幣479.3百萬元，較二零零零年增長了5.8%；淨利潤為人民幣407.9百萬元，較二零零零年增長了59.0%。本集團收入及盈利的增加，主要原因是本集團業務量的增長、財務利息收入增加以及所得税減免優惠所致。

本集團的營業額及業績主要來自本集團在中國的運營。本集團二零零一年度的每股盈利為人民幣0.48元。

二零零一年回顧

於二零零一年，雖然全球民航旅遊業受到全球經濟放緩和「9・11」美國遭受恐怖襲擊事件的負面影響，但中國經濟的持續增長以及中國加入世界貿易組織、成功舉辦大學生運動會、APEC會議和獲得二零零八年奧運會舉辦權等有利因素推動了中國民航旅遊業的快速發展。本公司把握中國民航運輸需求增長的大好時機，在中國商營航空公司使用本公司ETD系統分銷的航班訂座量與中國民航運輸總量繼續保持同步增長的同時，通過提高分銷外國及地區航空公司航班訂座服務價格和



『中國航信通過有效地管理公司的商務資料、基礎設施和技術網絡，並不斷評估和提升核心業務及解決方案，以鞏固公司的市場領先地位。』

— 楊軍　董事長



加強市場開發及拓展酒店分銷等多種策略，努力增加ETD業務的收入。二零零一年，ETD系統所處理的中國商營航空公司航班訂座量約78.0百萬人次，較二零零零年增長了約10.3%；處理外國及地區航空公司的航班訂座量約3.3百萬人次，較二零零零年增長了約18.2%。

於二零零一年，本公司在繼續完善已經推出的ETD產品性能的同時，大力進行新的ETD產品的市場推廣活動：加入了香港、新加坡的開帳結算計劃(「BSP」)，使香港、澳門、新加坡等地的旅行社能夠通過本公司的ETD系統出售ATB2中性客票；深圳航空有限責任公司率先使用了本公司的電子客票技術，幫助民航旅客實現了無紙化旅行；美國聯合航空公司也已經開始使用本公司的淨價發佈系統向各分銷代理人發佈其新一季的銷售價格信息。

於二零零一年，本公司在進一步完善和提升APP系統功能，促使更多商營航空公司在已經安裝APP系統的機場提高APP使用率的同時，在桂林、杭州、雅加達等國內外機場安裝了APP系統，從而令使用本公司APP系統的國內外機場總數達到43家。二零零一年，本公司APP系統處理機場出港旅客量約46.7百萬人次，約佔中國機場出港總旅客量的59.9%，較二零零零年增長了約39.4%。

於二零零一年，本公司繼續對現有網絡基礎設施的節點實施升級至TCP/IP平台的技術改造，進一步優化了網絡結構和工作流程，提高了整個網絡的監控能力，從而改善了數據網絡的傳輸性能，提升了網絡運行維護水平。同時，本公司繼續在杭州、蘭州、廈門、北京和香港設立了新的地區分銷中心，以為當地的用戶提供更好的服務。



本公司與SITA一家附屬公司成立的從事航空貨運業務的中外合資企業天信達信息技術有限公司（稱「天信達」）已於二零零一年一月一日起開始運營。自開業以來，天信達不斷引進和開發適合中國航空貨運市場的技術，先後引進了SITA集裝箱與危險品管理軟件系統和開發了在線集裝設備控制系統等產品；天信達亦不斷開拓市場，新增了北京首都國際機場、廣州白雲國際機場等ACS用戶。於二零零一年，天信達的ACS共處理了約3.8百萬張航空貨運單，較二零零零年增長了約69.8%。

本集團結合互聯網科技，利用核心的ETD系統、APP系統、數據網絡及ACS，開發的基於互聯網的旅遊平台業務也有所進展。於二零零一年，個人消費者透過信天遊網站在線訂購的機票數量約佔本公司ETD系統處理航班訂座量的2%。本公司在完善和提升基於互聯網旅遊平台性能、豐富旅遊信息的同時，還提供了在線電子客票、機上座位預定、酒店預定和租車，以及天氣預報、短信息、目的地接機時刻等服務，也已經開始為中國商營航空公司、分銷代理人提供應用程式服務供應、網頁寄存解決方案和在線訂座引擎服務。

在國內外商營航空公司的直接參與、國際先進資訊科技供應商和同行的大力合作下，於二零零一年，本公司基本上完成了新一代ETD計劃的主體框架建設，取得了許多里程碑式的成果和重大進展。在過去兩年新一代ETD計劃實施期間，本公司初步開發和完善了新一代ETD系統的功能模塊，豐富了系統內容和信息，滿足了航空公司及分銷代理人業務發展對資訊科技的需求。本公司利用積累的航空銷售運輸過程中與旅客接觸的各個環節所產生的數據所建立的數據服務系統，能為所有航空旅遊行業參與者提供多方位、深層次、高質量的數據信息服務。本公司採用先進的OPEN/ENV技術，實現了傳統主機與開放平台之間的數據交換，從而為航空旅遊業相關信息系統之間的整合提供了可能。本人相信，隨着這些成果和進展的廣泛運用，將進一步加強本公司作為中國航空旅遊資訊科技解決方案主導供應商的地位。


中国航信
TravelSky

本集團繼續保持了各業務單元的系統可靠性。二零零一年，本集團的供應控制系統(ICS)、計算機訂票系統(CRS)、APP和ACS主機系統的可利用率分別約為99.99%、99.99%、99.98%和99.99%，成績卓越。同時本公司也完成了ETD主機平台的建設和升檔及APP系統主機擴容，大幅度地提高了ETD、APP系統的處理能力並改善了ETD及APP系統的性能和運行效率。

於二零零一年，本公司在專業管理顧問的幫助下，開展了以建立靈活的市場反應機制、優化資源配置、提升研發創新能力、改善運行、服務保障體系為目標的企業再造工作，進行了業務流程重組，完善了內部責任控制體系，強化了激勵約束機制；創建了學習型的扁平組織結構，縮短了內部信息流動的層次和途徑，加強了內部各業務單元之間的聯繫和信息共享；完善了績效考評體系。以上這些工作，極大地調動了員工的積極性，從而提高了本公司的運營效率。



二零零二年展望

有關二零零二年，雖然全球經濟衰退已經並將不可避免地繼續波及甚至嚴重影響中國經濟的增長速度，但是國家實施的積極財政政策和穩健貨幣政策以及堅持擴大內需、加快經濟結構調整、積極穩妥推進的各項改革、整頓和規範市場經濟秩序等一系列重大政策措施的影響和中國加入世界貿易組織，將保證國民經濟繼續保持持續健康的發展。本人預計，中國經濟的持續增長以及中國民航行業的戰略性重組等因素，將會繼續推動中國航空旅遊業的增長。面對新的機遇和挑戰，本公司將重點做好以下幾個方面的工作：

- 將繼續致力於實施為期五年的資本性支出計劃，結合互聯網和開放平台技術，借鑒國際先進的技術標準，開發適合中國航空旅遊行業的資訊科技解決方案，為航空旅遊銷售過程價值鏈中每一個環節的參與者提供產品和服務支持，以滿足中國航空旅遊業高速發展對尖端資訊科技的需求。

- 將繼續與客戶一起共同探索尋找航空旅遊銷售領域新的商務模式，為行業供應商提供更便捷、更經濟的銷售渠道和服務途徑，以大力擴展核心業務的市場規模，保持和提高核心業務的市場佔有率。本公司亦將增加中國航空旅遊行業及其相關行業參與者所需要的資訊科技解決方案的研究與開發投資，推進其信息化的建設，以獲得新的增長機會。

- 將不斷採用先進的技術手段，進一步降低運營成本；並將採取多種方式，進一步提高資金使用效率。

- 打算利用本集團充裕的資金，在中國民航行業的戰略性重組和資訊科技行業發展過程中尋找戰略性的收購或投資機會，獲得與本公司核心業務相關的其他業務。

董事長報告



董事會工作

鑒於楊軍先生已於二零零一年四月十八日被中國民用航空總局委任為民航計算機信息中心總裁，根據中國的有關政策規定，本公司於二零零一年四月二十五日召開的董事會中同意楊軍先生辭去本公司總經理職務，聘任朱永先生擔任本公司的總經理。

二零零一年五月二十八日召開的股東大會同意劉春池先生不再擔任本公司董事，選舉朱永先生擔任本公司的董事。

二零零一年八月三十日，本公司董事會同意李萬傑先生的辭職請求，不再擔任本公司的聯席秘書。

二零零一年十一月十五日，本公司董事會同意本公司實施建立第一級美國存托憑證計劃，有關計劃正在進展中。

在此，本人謹代表董事會對各位股東、投資者的信賴和支持表示衷心感謝，並對公司管理層和全體員工一年來的辛勤工作深表謝意。



董事長

中國北京，二零零二年三月二十一日

本公司是中國航空旅遊行業資訊科技解決方案的主導供應商。本公司是中國商營航空公司存貨管理解決方案的主要供應商，也同時在向國內分銷代理人、售票處及個人消費者分銷中國商營航空公司產品及服務方面處於領先地位。本公司不斷開發領先的產品及服務，滿足從航空公司、機場、非航空旅遊產品和服務供應商到分銷代理人、機構客戶、民航旅客及貨運商等所有行業參與者的需求，使他們能夠進行電子交易及管理與旅遊相關的信息。本集團的核心業務包括：電子旅遊分銷、機場旅客處理、數據網絡、航空貨運系統及基於互聯網的旅遊平台。本公司的H股股票於二零零一年二月七日在香港聯交所掛牌上市。



『中國航信將憑藉其經驗豐富的專業管理層、良好的信譽以及一系列先進的資訊和管理系統，率領中國航空旅遊業邁入數碼時代的新紀元。』

— 朱永
執行董事及總經理

電子旅遊分銷

本公司的ETD系統為中國所有二十五家商營航空公司提供存貨管理功能和為國內外旅遊供應商提供產品和服務的分銷平台。本公司是中國航空旅遊業ETD解決方案的主導供應商。

二零零一年，本公司提升了與國際全球分銷系統(GDS)的聯接水平；改進了ETD系統功能，增加了航班信息量；同時在ETD系統中加入了大量與旅行相關的信息，從而大大豐富了系統信息。本公司也為分銷代理人提供多種產品，使分銷代理人能夠更加方便地進入本公司的ETD系統，為民航旅客提供更為周到細緻的服務，支持分銷代理人的業務發展。此外，本公司正在與中國的商業銀行合作，共同開發為民航旅客提供機票預定、支付結算以至登機的全過程電子化服務，並為航空旅遊產品和服務供應商提供電子化的銷售和資金結算方案。



二零零一年，本公司在繼續完善ETD產品性能的同時，也大力進行ETD產品的市場推廣活動：新增加了24家外國商營航空公司的銷售信息，使ETD系統可銷售的中外商營航空公司家數超過了440家；加入了香港、新加坡的BSP，使香港、澳門、新加坡等地的旅行社能夠通過本公司的ETD系統出售ATB2中性客票；深圳航空有限責任公司率先使用了本公司的電子客票技術，幫助民航旅客實現了無紙化旅行；美國聯合航空公司也已經開始使用本公司的淨價發佈系統向各分銷代理人發佈其新一季的銷售價格信息；本公司與非航空旅遊產品和服務供應商及部分中國商營航空公司合作，努力開展酒店分銷業務。另外，建立健全了客戶代表制度，完善了市場信息溝通渠道，加強了對客戶的個性化服務。

二零零一年，ETD系統處理中國商營航空公司航班訂座量約78.0百萬人次，較二零零零年增長了約10.3%；處理外國及地區航空公司的航班訂座量約3.3百萬人次，較二零零零年增長了約18.2%。

機場旅客處理

本公司APP系統的目標是提高航空公司的地面客戶服務質量及辦理事務的效率。本公司是中國目前最大的APP服務供應商。於二零零一年，本公司不斷完善及提升APP系統功能，支持商營航空公司提供在城市、酒店辦理登機手續等特色服務，幫助商營航空公司在不同航班或與夥伴商營航空公司之間全程辦理登機和轉機手續，利用新興技術支持新一代ETD計劃中的相關功能在APP系統中實現。



於二零零一年，本公司在繼續促使更多商營航空公司在已經安裝APP系統的機場提高APP使用率的同時，在桂林、杭州、雅加達等國內外機場也安裝了APP系統，從而令使用本公司APP系統的國內外機場總數達到43家。

於二零零一年，APP系統處理機場出港旅客量約46.7百萬人次，約佔中國機場出港總旅客量的59.9%，較二零零零年增長了約39.4%。

數據網絡

本公司擁有並經營中國民航業最大型的實時商務數據網絡。本集團通過其遍佈全國的數據網絡提供ICS、CRS、APP和ACS服務。於二零零一年，本公司先後對桂林、烏魯木齊等現有網絡基礎設施的節點實施升級至TCP/IP平台的技術改造，新建了濟南、蘭州等機場網絡基礎設施。至二零零一年末，本公司基本上完成了骨幹網絡基礎設施的升級，進一步優化了網絡結構，從而改善了數據網絡的傳輸性能。同時，本公司完善了中央網絡管理系統，優化了工作流程，及全面提高了整個網絡的監控能力，從而提升了網絡運行維護水平。另外，本公司繼續在杭州、蘭州、廈門、北京和香港設立了新的地區分銷中心，以分銷本集團的產品及為當地用戶提供更好的服務。於二零零一年，本公司將部分線路從SITA北京節點轉移至收費較低的SITA香港節點，降低了運營成本；也開始着手為用戶提供虛擬專用網絡服務。


Internet

航空貨運系統

本公司與SITA一家附屬公司成立的從事航空貨運業務的中外合資企業——天信達，已於二零零一年一月一日起開始運營。天信達是中國自動航空貨運系統的領先供應商。自開業以來，天信達不斷引進及開發適合中國航空貨運市場的技術，先後引進了SITA集裝箱與危險品管理軟件系統、完成了貨運主機操作系統、貨運前端預處理系統、貨運決策支持系統的升級，開發了在線集裝設備控制系統、貨運代理人物流系統、貨運信息服務系統等產品；天信達亦不斷開拓市場，新增了北京首都國際機場、廣州白雲國際機場等ACS用戶，並按照本公司與SITA一家附屬公司達成的合資協議，使重要貨運系統用戶——中國東方航空股份有限公司由SITA轉移到了天信達；另外，天信達建立並完善了客戶服務體系，實現了對客戶每週七天、每天24小時的實時支持，提高了客戶滿意度。於二零零一年，天信達的ACS共處理了約3.8百萬張航空貨運單，較二零零零年增長了約69.8%。

基於互聯網的旅遊平台

本集團結合互聯網科技，利用核心的ETD系統、APP系統、數據網絡及ACS所開發的基於互聯網的旅遊平台日益完善。與本公司的控股股東——民航計算機信息中心所擁有的信天遊商務網站合作，為旅遊供應商的產品和服務提供了新的分銷渠道。在信天遊商務網站上，除了可以提供航班查詢、在線訂票、在線支付、在線酒店預定和租車以及目的地接機時刻、旅遊產品、外匯牌價和多達178個國內外城市的天氣預報等信息服務外，還可以協助航空公司實現對旅客一對一的個性化服務，如在線機上座位預定等；為旅客提供關於航班更改等信息的短信息服務；支持基於無線應用協議的無線電話或個人數碼助理、基於瀏覽器的終端等多種接入方式；向中國航空服務總公司等9家分銷代理人提供ASP服務和網頁寄存解決方案；在一定程度上，也開始為業內用戶提供在線訂座引擎服務。於二零零一年，個人消費者透過信天遊商務網站在線訂購的機票數量約佔本公司ETD系統處理航班訂座量的2%。



研究與開發

二零零一年，本公司基本上完成了新一代ETD計劃的主體框架建設，取得了許多里程碑式的成果和重大進展。在過去兩年實施新一代ETD計劃期間，為確保新一代ETD計劃項目的先進性和實用性，本公司在不同項目中廣泛地與GDS運營商、國際先進資訊科技供應商和國內外商營航空公司進行不同層次的合作，從而使本公司建設完成的新一代ETD系統既能夠符合國際技術發展趨勢，保證了ETD系統的可持續發展能力，同時又能夠滿足中國航空旅遊市場對資訊科技解決方案的需求。

本公司進一步開發和完善了新一代ETD系統的功能模塊，完成了中國商營航空公司ICS的航班信息與CRS、GDS、官方航空組織等系統信息之間的整合，實現了全球範圍內各信息系統中國際國內航班信息的同步；全面支持IATA認證的航空聯盟全部技術標準，幫助商營航空公司之間實現包括代碼共享在內的商業聯盟。

本公司利用在航空銷售運輸過程中與旅客接觸的各個環節所產生的累積數據所建立的數據服務系統，成功地支持了中國國際航空公司等中國商營航空公司運營其收益管理系統、常旅客管理系統；本公司開發的數據產品和服務如航班銷售數據分析、分銷代理人銷售數據分析、MIDT、旅客記錄數據分析等能夠為行業監管部門、商營航空公司、分銷代理人等所有航空旅遊行業參與者的經營決策活動提供即時的數據信息支持。

本公司採用的先進的OPEN/ENV技術，實現了傳統主機與開放平台之間的數據交換，提高了傳統主機的事務處理能力，從而為航空旅遊業相關信息系統之間的整合帶來了可能。

業務策略與展望

本公司矢志保持其在中國航空旅遊行業資訊科技解決方案主導供應商的地位，並將其產品及服務擴展至相關行業。本公司的發展目標是以更低的運營成本，向所有航空旅遊行業參與者提供更全面的市場信息、可銷售產品及更多的增值服務。為此，本公司將借鑒國際先進的技術標準，逐步實現從傳統的主機、網絡技術到新的開放平台技術的轉換，從而提高開發效率，不斷提供更廉價、靈活的產品和服務；與用戶共同探索航空旅遊銷售領域新的商務模式，提供更便捷、更經濟的銷售渠道和服務途徑，以滿足中國航空旅遊業高速發展對尖端資訊科技的需求。

在努力擴大和提高APP系統的處理規模和市場佔有率的同時，本公司打算充分利用最新的資訊科技，開發整合現有ETD、APP系統資源的解決方案，在滿足商營航空公司內部管理信息系統對準確、及時、可靠信息的需求的同時，把握中國民航數字化進程及機場全面信息化的機遇，努力實現APP系統與機場信息系統的整合，從而實現對民航旅客的無縫服務。

本公司將繼續利用其核心系統，進一步開發基於互聯網的產品和服務，並通過互聯網擴展核心產品和服務的分銷渠道。本公司擬最大限度地發掘其獨有的數據庫價值，尋找新的增長機會。

在中國加入世界貿易組織和中國民航行業戰略性重組後，中國航空旅遊業參與者將對業內信息化程度的要求更高，對信息系統之間整合的需求更強。本公司將充分發揮其在航空旅遊業資訊科技解決方案主導供應商的優勢，為行業參與者的業務發展提供更多的幫助和支持，推進其內部信息化的建設進程。本公司亦擬在中國民航行業戰略性重組和資訊科技行業發展過程中尋找戰略性的收購或投資機會，獲得與本公司核心業務相關的其他業務。

管理層對財務狀況及經營業績的討論與分析

閱讀下述討論和分析時，請一併參閱本年度報告其他地方的本集團財務報表(含附註)。財務報表是根據國際會計準則(「國際會計準則」)編制的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

截至二零零一年十二月三十一日止年度(「二零零一年」)，本集團稅前利潤為人民幣411.6百萬元，較截至二零零零年十二月三十一日止年度(「二零零零年」)增長了16.6%。折舊、攤銷、息稅前盈餘(EBITDA)為人民幣479.3百萬元，較二零零零年增長了5.8%。淨利潤為人民幣407.9百萬元，較上一年增長了59.0%。本集團盈利增加的主要原因是本集團業務增長、財務利息收入增加以及所得稅減免優惠所致。

本集團二零零一年度每股基本及攤薄盈利為人民幣0.48元。

總收入

本集團二零零一年總收入為人民幣830.8百萬元，較二零零零年總收入人民幣742.0百萬元，增長了人民幣88.8百萬元或12.0%。增長的主要原因是由於中國經濟及中國航空旅遊業的增長，導致本集團業務量增長和本集團服務使用率提高。總收入的增加反映如下：

- ETD收入佔本集團二零零一年總收入的55.4%；而二零零零年為59.2%。ETD收入由二零零零年的人民幣439.1百萬元增至二零零一年的人民幣459.9百萬元，增長了4.7%。收入增長主要是由於中國經濟及中國航空旅遊業的增長引起ETD服務使用量的增加，以及國外和地區航空公司使用ETD服務的用量上升和本公司提高分銷外國及地區航空公司航班訂座服務價格所致。

- APP收入佔本集團二零零一年總收入的24.5%，而二零零零年為21.0%。APP收入由二零零零年的人民幣155.5百萬元增至二零零一年的人民幣203.6百萬元，增長了30.9%。該項增加主要是由於和二零零零年相比，二零零零年安裝了APP的新機場使用APP服務增加的使用量未於二零零零年的收入中完全反映出來，以及本集團現有用戶在二零零一年前已經安裝了APP系統和在二零零一年新安裝了APP系統的機場提高了APP服務的使用量。

- 數據網絡收入佔本集團二零零一年總收入的13.8%，而二零零零年為14.7%。數據網絡收入由二零零零年的人民幣109.0百萬元增至二零零一年的人民幣114.6百萬元，增長了5.2%。數據網絡收入增加是由於本集團系統連接旅遊供應商與分銷代理人的數目有所增加及通過新設立的地區分銷中心擴展本集團業務所致。

- 設備銷售及其它收入由二零零零年的人民幣38.4百萬元增加至二零零一年的人民幣52.7百萬元，增加了37.5%。此項增加主要是設備銷售收入、APP合同收入增加以及從二零零一年起SITA按照協議規定將與中國國際航空公司和中國東方航空股份有限公司有關貨運合同收入轉移至本集團。

淨收入

淨收入由二零零零年的人民幣717.3百萬元增至二零零一年的人民幣801.1百萬元，增長了11.7%。

營業成本

二零零一年度總營業成本為人民幣434.7百萬元，較二零零零年的人民幣369.8百萬元，增加了人民幣64.9百萬元或17.5%。營業成本的增長幅度比總收入的增長幅度要高，這主要是由於本集團建設新一代ETD系統和為支持本集團業務發展而引起經營活動增加。營業成本的增長亦反映如下：

- 本公司在ETD及APP業務量增長的條件下，採取多種技術措施以及利用SITA的價格政策，將部分線路從SITA北京節點轉移至收費較低的SITA香港節點，從而使網絡使用費降低了11.2%；

- 人工成本增加了81.6%，主要是由於為支持本集團業務發展而增加了員工數量和提高了員工薪酬水平以及2001年開始運營的天信達員工薪酬水平較高；

- 由於業務的擴展，本公司總部租用的面積增加，使經營租賃支出增加了11.9%；

- 與本集團發展新一代ETD有關的技術支持費用增加，使技術支持費增加了40.4%；

- 由於採取了多種措施，降低了備品備件的費用，從而使二零零一年維修及保養費用降低了30.3%;

- 由於新增加了APP用戶，及成功實施了本集團APP促銷計劃，使傭金及推廣費用增加了64.1%；

- 由於本公司業務增長及二零零一年股票首次公開上市，新增加了與公司H股股票上市後有關費用，從而使其他營業成本增加了20.7%。

由於淨收入及營業成本的上述變化，本公司的營業利潤由二零零零年的人民幣347.4百萬元增至二零零一年的人民幣366.4百萬元，增加了人民幣19.0百萬元或增長了5.5%。

淨財務收益

二零零零年的淨財務收益為人民幣4.9百萬元，二零零一年的淨財務收益為人民幣42.0百萬元，增加了人民幣37.1百萬元。此項改善的主要原因是由於本公司的銀行存款利息大幅度增加所致。

稅項

稅項由二零零零年的人民幣94.2百萬元減至二零零一年的人民幣3.2百萬元，下降了96.6%，這主要是由於本公司於中關村海淀科技園區註冊成立為新技術企業，根據中國有關法律享有若干稅務減免優惠。於二零零一年二月二十日，本公司已從有關機構取得免稅批准，享受從二零零零年十月一日起至二零零二年十二月三十一日止免於徵收企業所得稅的稅收優惠。

少數股東權益

少數股東權益由二零零零年的人民幣2.3百萬元下降至二零零一年的人民幣0.5百萬元，減少了78.9%，主要是由於二零零一年開始營運的天信達在本年度尚處於虧損。

淨利潤

由於上述因素，本集團淨利潤由二零零零年的人民幣256.6百萬元增至二零零一年的人民幣407.9百萬元，增加了人民幣151.3百萬元或增長了59.0%。

可供分配利潤

在按照中國會計準則編制的法定財務報表所載的淨利潤中提取了財務報表附註16所載的法定公積金、公益金和任意公積金以後，本集團於二零零一年十二月三十一日按照中國會計準則和國際會計準則所確定之金額中較低者所確定的可供分配之利潤為人民幣235.4百萬元。

股利分配

董事會建議本公司二零零一年每股派發末期股息0.184元，共為人民幣163.4百萬元。派發此股利後，可供分配之利潤為人民幣72.0百萬元。

現金流量淨額及流動性

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	二零零零年	二零零一年
	（人民幣百萬元）	
經營活動現金流入淨額	**414.1**	605.1
投資活動之現金淨額	**(67.3)**	(808.6)
融資活動提供之現金淨額	**74.9**	1,255.6
現金及現金等價物淨值增加	**421.7**	1052.1

本集團二零零一年的運營資金主要來自經營活動和融資活動。其中來自經營活動現金流入淨額為人民幣605.1百萬元。融資活動的現金增加來自本公司於二零零一年二月首次公開發售H股股票所籌資金淨額。

二零零一年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零一年十二月三十一日，本集團的現金及現金等價物為人民幣1,636.8百萬元，其中51.9%、14.7%和33.4%分別以人民幣、美元和港幣計價。

資本開支

本集團二零零一年的總資本開支為人民幣252.1百萬元，較二零零零年的人民幣64.1百萬元大幅增加人民幣188.0百萬元。

本集團二零零一年的資本開支主要包括根據本集團ETD業務戰略購置所需的硬件、軟件及設備，以及ACS所需的軟件。

本集團二零零一年的總資本開支比二零零一年計劃的總資本開支335.5百萬元低，主要是由於本集團擔心二零零一年全球經濟衰退和「911」美國遭受恐怖襲擊事件可能會對本集團的業務造成重大影響，因而減少了部份資本開支。

本集團二零零二年所需的計劃總資本開支約為人民幣265.3百萬元，主要用於開發及逐步推行新一代ETD及發展APP、ACS及其它新業務。

資本支出計劃的資金來源將包括本集團首次公開發售股份所得款淨額及運營活動產生的內部現金流量。

董事會預計二零零二年本集團的資金來源完全能夠滿足資本開支計劃和日常運營等所需資金。

董事會估計，至二零零四年，本集團完成開發新一代ETD系統所需的總資本開支約為人民幣10億元。

外匯風險

本集團承受有關資本開支的外匯風險，因佔其大部份資本開支的進口設備以美元購買。在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能有效對沖外匯風險。

資本負債比率

於二零零一年十二月三十一日，本集團之資本負債比率為15.8%(二零零零年：37.3%)，該比率係通過將本集團於二零零一年十二月三十一日的負債與少數股東權益之和除以總資產而得出。

或有負債

截止二零零一年十二月三十一日止，本集團並無重大或有負債。

員工

於二零零一年十二月三十一日，本集團的員工總數為912名。截至二零零一年十二月三十一日止年度人工成本為人民幣72.0百萬元，佔本集團二零零一年總營業成本的16.6%。

本集團員工的薪酬包括工資、獎金及其他福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

於二零零一年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、個人素質、法律、法規和經濟領域最新進展的培訓。

本公司董事會欣然提呈本報告及截至二零零一年十二月三十一日止年度本集團經審計的財務報表。

集團重組

民航計算機信息中心為籌備本公司的H股在聯交所上市進行了集團重組，並於二零零零年十月十八日在中國註冊成立本公司為股份有限公司。重組主要涉及民航計算機信息中心將與其擁有及經營業務有關的若干資產、權益、權利及責任轉讓予本公司。本公司的H股於二零零一年二月七日在聯交所掛牌上市。

集團業務

本集團是中國航空旅遊業資訊科技解決方案的主導供應商。全部25家中國商營航空公司均向本集團外包其核心供應控制系統。本集團的核心業務包括：

- 電子旅遊分銷；
- 機場旅客處理；
- 數據網絡；
- 航空貨運系統；及
- 基於互聯網的旅遊平台。

本集團的財務分析載於「財務回顧」一節。

本集團並無呈列按區域分析的收入額及營運利潤貢獻，因為本集團在二零零一年的收入及業績主要來自本集團在中國的營運。

股本結構

本公司之已發行股本，截至二零零一年十二月三十一日為888,157,500股,每股面值人民幣1.00元。於二零零一年十二月三十一日，本公司的股本結構如下：

股份	於二零零一年十二月三十一日的股份數目	於二零零一年十二月三十一日佔已發行股份總數百分比 (%)
內資股	577,303,500	65.00
H股	310,854,000	35.00

主要股東

於二零零一年十二月三十一日，根據證券(披露權益)條例(香港法例第396章)(「披露權益條例」)第16(1)條編存的登記而持有本公司類別股本10%或以上的主要股東如下：

股東名稱	股份類別	股份數目	佔類別股本的比例	佔總股本的比例
香港中央結算(代理人)有限公司	H股	310,709,000	99.9%	35.0%
民航計算機信息中心	內資股	198,496,500	34.4%	22.3%
南方航空(集團)公司	內資股	83,187,000	14.4%	9.4%
東方航空集團公司	內資股	68,685,500	11.9%	7.7%
中國國際航空公司	內資股	58,123,000	10.1%	6.5%

除上文所述者外，於二零零一年十二月三十一日，根據披露權益條例第16(1)條編存的登記冊所記錄，沒有持有本公司類別股本10%或以上的任何其他股東。

董事

由本公司註冊成立之日至本年報編制日期之期間的董事會成員如下：

董事長

楊軍　（於二零零一年十月十八日獲委任）

執行董事

朱永　(於二零零一年五月二十八日獲委任)
黃源昌　（於二零零零年十月十八日獲委任）
肖殷洪　（於二零零零年十月十八日獲委任）
李曉軍　（於二零零零年十月十八日獲委任）
丁衛平　（於二零零零年十月十八日獲委任）

非執行董事

胡運琦　（副董事長）（於二零零零年十月十八日獲委任）
曹建雄　（副董事長）（於二零零零年十月十八日獲委任）
張學仁　（副董事長）（於二零零零年十月十八日獲委任）
劉春池　（於二零零一年五月二十八日辭職）
榮剛　（於二零零零年十月十八日獲委任）
馮剛　（於二零零零年十月十八日獲委任）
李曉光　（於二零零零年十月十八日獲委任）
施鼎豪　（於二零零零年十月十八日獲委任）

獨立非執行董事

烏家培　（於二零零零年十月十八日獲委任）
周國華　（於二零零一年一月十三日獲委任）

監事

由本公司註冊成立之日至本年報編制日期之期間本公司監事會的成員如下：

監事

杜紅鷹　(監事會主席)(於二零零零年十月十八日獲委任)
蔣孟冬　(於二零零零年十月十八日獲委任)
王永強　(於二零零零年十月十八日獲委任)
陳立宏　(於二零零零年十月十八日獲委任)
宋金箱　(於二零零零年十月十八日獲委任)
譚曉煦　(於二零零零年十月十八日獲委任)
張欣　(於二零零零年十月十八日獲委任)

獨立監事

王保樹　(於二零零零年十月十八日獲委任)

董事及監事擁有的本公司股本權益

於二零零一年十二月三十一日，各董事概無於本公司或任何相聯法團披露權益條例之任何股份或債券中擁有任何須根據披露權益條例第28條須知會本公司及聯交所的權益(包括董事或監事根據披露權益條例第31條或附錄第一部被視為擁有的權益)，或根據披露權益條例第29條須登記在該條例所述的登記冊的權益，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的權益。就監事而言，若彼等為董事，亦概無須根據上述規定須予以知會的權益。

於二零零一年度，本公司概無賦予其董事、監事或彼等各自的配偶或18歲以下的子女任何認購本公司股份或債券的權利。

董事及監事的服務合約

本公司各董事(獨立非執行董事周國華先生除外)及監事已與本公司訂立服務協議。所有董事及監事的任期為其各自上任日期起計三年,並可連任。

董事及監事的合約權益

若干本公司董事及監事同時為多家中國商營航空公司的管理人員。本公司或其任何附屬公司與上述航空公司股東訂立的合約或交易已於本董事會報告中「關連交易」一節中提及。除上文所述者外,本公司各董事或監事於二零零一年內概無在本公司或其任何附屬公司為合約一方的任何重要合約中擁有重大權益。

董事及監事酬金

董事及監事酬金詳情載於財務報表附注21。

資本化利息

本集團截至二零零一年十二月三十一日止年度並無資本化利息。

固定資產

本集團於年內的固定資產變動摘要載於財務報表附註4。

儲備

本集團截至二零零一年十二月三十一日止年度的儲備變動詳情載於合併股東權益變動表。

股息

董事會建議本公司派發之二零零一年末期股息為人民幣0.184元/股。

法定公益金

有關法定公益金的詳情，例如：其性質、用途及計算基準，載於財務報表附注16。作為法定儲備的一部份，其變動詳情載於合併股東權益變動表。

員工退休計劃

本集團的員工退休計劃詳情載於財務報表附注22。

主要供應商及用戶

SITA 是本集團截至二零零一年十二月三十一日止最大的供應商，二零零一年本集團支付給SITA的網絡使用費用總額佔當年本集團總營業成本(扣除折舊和攤銷開支)的11.2%。於二零零一年，本集團向其五家最大供應商支付的費用總額佔本集團總營業成本(扣除折舊和攤銷開支)的32.7%。

本集團的最大客戶乃南方航空(集團)公司，於截至二零零一年十二月三十一日止年度佔本集團總收入的13.4%。在同一期間內，本集團對其五家最大客戶的總銷售額佔本集團總收入的39.7%。五家最大的用戶中三家，即南方航空(集團)公司、東方航空集團公司及中國國際航空公司，為本公司的主要股東，於二零零一年十二月三十一日合共持有本公司已發行股本23.6%。來自上述主要用戶的總收入載於財務報表附註20 。

除上文及會計報表附註20所披露者之外，各董事、監事及彼等的關連人士或據董事所知持有本公司股本5%以上的任何股東，概無在上述任何供應商及用戶中擁有任何權益。

附屬公司及聯營公司

本公司截至二零零一年十二月三十一日的附屬公司及聯營公司詳情載於財務報表附注1。

發行H股所得款項用途

本公司之H股於二零零一年二月七日在聯交所掛牌，發售H股所得款項淨額約港幣1,186.0百萬元。截至二零零一年十二月三十一日止年度，該款項已按本公司於二零零一年一月二十九日刊發的招股書所述使用，其中：

- 約人民幣248.0百萬元(港幣233.7百萬元)已用作ETD計劃所需的一部份資金；
- 約人民幣38.3百萬元(港幣36.1百萬元)已用作擴展及改進本公司的APP系統所需的部份資金；
- 約人民幣4.1百萬元(港幣3.9百萬元)已用作擴展及改進本公司ACS及其他新業務的資金；
- 約人民幣14.4百萬元(港幣13.6百萬元)已用作本公司日常經營活動開支；及
- 餘下所得款項淨額將暫存於銀行。

董事會相信本公司目前擁有足夠資產應付營運所需，包括日後在中國擴充業務，和本公司在未來可能決定進行的潛在策略性收購或投資活動。

關連交易

根據香港聯合交易所有限公司證券上市規則(「上市規則」)被豁免的關連交易

本公司於二零零一年進行的本公司關連交易(定義見上市規則)詳情載於財務報表附注20 。此外,本公司於二零零一年從地區分銷中心取得連接費及安裝費(連接本公司的網絡)、設備租賃費及配置(PID)費人民幣26.5百萬元,並於二零零一年向地區分銷中心就其向本公司APP前端提供技術支持支付人民幣3.8百萬元。這些地區分銷中心均為本公司的附屬公司或本公司關連人士的聯繫人(定義見上市規則)。

本公司獨立非執行董事認為,該等關連交易:

(i) 乃於本集團在日常及一般業務運作中由本集團訂立;

(ii) 以

(a) 一般商業條款(該詞語應用於類似性質的交易,並由類似實體做出)進行;或

(b) (如無可比較個案)對本公司股東認為公平合理的條款進行;及

(iii) 以

(a) 監管該等交易的協議的條款訂立;或

(b) (如無該等協議)不遜於從獨立第三方可得或向獨立第三方提出的條款訂立;

(iv) 倘屬於下列任何類別，於截至二零零一年十二月三十一日止財政年度不得超過下列上限：

交易類別	交易上限
租用物業	人民幣40.00百萬元
天信達向SITA的全資附屬公司支付的款項	美元2.50百萬
來自本公司地區分銷中心的收入	人民幣48.00百萬元
向SITA支付的款項	人民幣40.00百萬元

本公司接獲核數師函件，表示該等關連交易：

(a) 已獲董事會批准；

(b) 乃按照財務報表附註所載的價格政策訂立；

(c) 乃按照規定該等交易的相應協議及文件的條款訂立；及

(d) 交易總額並無超過上限（見上文第(iv)項）。

員工住房公積金

本集團遵循地方政府頒佈的一般住房政策，並根據中國有關法律及法規實施了一項住房計劃。根據該計劃，本集團及其員工須按月向國家資助的住房公積金供款。除此以外，本集團並無其他責任向其員工提供任何其他住房福利。

委託存款及逾期定期存款

於二零零一年十二月三十一日，本集團概無任何委託存款或不可收回的逾期定期存款。本集團所有現金存款均存放於商營銀行，並符合適用的法律及法規。

購買、出售或贖回證券

截至二零零一年十二月三十一日止年度，本集團並無購買、出售或贖回任何本公司證券。

審核委員會及遵守最佳應用守則

本公司的審核委員會已與公司管理層一同討論並審核了本公司年度業績報告中的有關財務資料，並就內部監控及財務申報等事宜進行了討論。董事會認為本公司自其H股上市後，已經遵守了香港聯交所《上市規則》附錄十四所載《最佳應用守則》的要求。

優先購股權

根據本公司的公司章程或根據中國法律概無有關優先購股權的規定。

重大訴訟

本集團於二零零一年並無涉及任何重大訴訟或糾紛。

核數師

安達信公司及安達信・華強會計師事務所(中國註冊會計師)分別為本公司的國際核數師及國內審計師。本公司股東周年大會將於二零零二年五月十日(星期五)召開，會上將提呈委任羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零二年十二月三十一日止年度的國際核數師及國內審計師的決議案。

承董事會命

董事長

二零零二年三月二十一日

致各股東：

二零零一年十二月三十一日止年度，監事會各成員(「監事會」)勤勉地履行其監事職責，確保本公司遵守及符合《中華人民共和國公司法》、本公司章程及其它有關法規，以維護本公司及其股東的權益。

監事會於年內召開了二次監事會會議，以監督本公司管理的事宜，並列席董事會會議。監事會藉在董事會的決策過程中，以提出有建設性提問及給予意見的方式來提高本公司業務經營的效率、本公司不同部門及業務計劃發展的順利運作，以保障股東的利益。監事會審閱了董事會的決議案，以確保董事會遵守中國的適用法規。

對於董事和高級管理層勤勉地履行其等在本公司的管理職責，以維護本公司及各股東的最大利益，監事會感到滿意。

監事會認真地審閱了本公司按國際會計準則編制的財務報表，認為該財務報表真實及合理地反映本公司的財務狀況及經營成果。此外，監事會認為該財務報表符合本公司的適用法規。

監事會確認本公司在本年度並沒有涉及任何重大訴訟或仲裁，而據監事會所知，亦沒有提出或面臨任何尚未了結的重大訴訟或索償。

監事會認為，本公司在本年度的管理方式乃屬公平合理，並對本公司的前景及發展充滿信心。監事會同意截至二零零一年十二月三十一日止年度的董事會報告，並承諾在來年繼續擔當其監督董事會的任務。

承監事會命

監事會主席

二零零二年三月二十一日

ANDERSEN
安達信公司

香港　中環
皇后大道中15號
置地廣場
公爵大廈二十一樓
電話：852 2852 0222
傳真：852 2815 0548

致：　**中國民航信息網絡股份有限公司全體股東**
(於中華人民共和國註冊成立的股份有限公司)

本核數師(以下簡稱「我們」)接受委託，審核了中國民航信息網絡股份有限公司(以下簡稱「貴公司」)及其附屬公司(以下與貴公司合稱「貴集團」)於二零零一年十二月三十一日的資產負債表及合併資產負債表和截至該日止年度的合併損益表，合併股東權益變動表和合併現金流量表。編制會計報表是貴集團管理階層的責任，我們的責任是依據我們的審計對上述會計報表發表意見。

我們的審核工作是按照國際審計準則進行的。這些準則要求我們計劃並進行審計，以取得關於會計報表是否不含有重大的錯誤陳述，獲得合理的確定。審核範圍包括以抽查的方式查核與會計報表所載數額及披露事項有關的憑證，亦包括評估管理層於編制該等會計報表時所釐定的會計政策，所作的重大估計及評估整體會計報表闡述方式。我們相信，我們的審核工作已為我們的意見建立合理的基礎。

我們認為上述會計報表在所有重大方面均真實與公允地反映了貴公司及貴集團於二零零一年十二月三十一日的財務狀況及貴集團截止該日止年度的經營成果和現金流量情況，並已按國際會計準則委員會頒佈的《國際會計準則》及《香港公司條例》的披露要求適當地編制。

安達信公司
執業會計師

香港，二零零二年三月二十一日

二零零一年十二月三十一日

(貨幣單位：人民幣千元)

	附註	本集團 二零零一年	本集團 二零零零年 (附註31)	本公司 二零零一年	本公司 二零零零年 (附註31)
資產					
物業、廠房及設備，淨值	4	**403,997**	281,944	**383,235**	269,403
無形資產，淨值	5	**14,238**	—	**12,198**	—
於附屬公司的投資	6	**—**	—	**43,127**	37,983
於聯營公司的投資	7	**12,391**	6,424	**12,391**	6,424
其他長期投資	8	**100,000**	—	**100,000**	—
其他長期資產	9	**8,465**	—	**1,411**	—
		539,091	288,368	**552,362**	313,810
流動資產					
現金及現金等價物	26(b)	**1,636,818**	584,729	**1,570,281**	550,771
短期銀行存款		**516,186**	27,406	**480,417**	3,000
應收帳款，淨值	10	**14,837**	44,868	**14,545**	45,177
存貨	11	**2,767**	9,680	**1,189**	8,692
應收附屬公司	20	**—**	—	**29,929**	3,896
應收聯營公司	20	**598**	11,416	**598**	11,416
應收關聯公司	20	**168,536**	229,845	**162,716**	229,845
預付款項及其他流動資產	12	**15,356**	31,362	**13,002**	30,035
		2,355,098	939,306	**2,272,677**	882,832
資產總值		**2,894,189**	1,227,674	**2,825,039**	1,196,642

資產負債表

二零零一年十二月三十一日

(貨幣單位：人民幣千元)

	附註	本集團		本公司	
		二零零一年	二零零零年 (附註31)	**二零零一年**	二零零零年 (附註31)
權益及負債					
資本及公積					
實收資本	15	**888,158**	577,304	**888,158**	577,304
資本公積		**1,114,808**	167,506	**1,114,808**	167,506
盈餘公積	16	**100,058**	25,202	**100,058**	25,202
未分配利潤		**333,045**	—	**333,045**	—
		2,436,069	770,012	**2,436,069**	770,012
少數股東權益		**30,613**	32,735	**—**	—
流動負債					
應付帳款及預提費用	13	**167,092**	65,158	**156,318**	61,492
應付附屬公司	20	**—**	—	**354**	6,491
應付關聯公司	20	**38,447**	6,682	**14,233**	6,682
應付股利	24	**124,051**	124,051	**124,051**	124,051
應交稅金	14	**94,523**	220,656	**92,314**	219,741
遞延收益		**3,394**	8,380	**1,700**	8,173
		427,507	424,927	**388,970**	426,630
權益及負債合計		**2,894,189**	1,227,674	**2,825,039**	1,196,642

於二零零二年三月二十一日經董事會批准：

楊軍
董事長

丁衛平
董事

所附附註為本會計報表的組成部分。

截至二零零一年十二月三十一日止年度
(除每股數據外，所有金額均以人民幣千元為單位)

	附註	**二零零一年**	二零零零年
收入：			
電子旅遊分銷		**459,868**	439,119
機場旅客處理		**203,558**	155,546
數據網絡		**114,609**	108,960
設備銷售及其他		**52,766**	38,362
總收入	17,20	**830,801**	741,987
營業税金及附加		**(29,652)**	(24,735)
淨收入		**801,149**	717,252
營業成本：			
折舊及攤銷		**(109,658)**	(104,857)
網絡使用費	20	**(48,640)**	(54,772)
人工成本		**(72,019)**	(39,656)
經營租賃支出	20	**(35,278)**	(31,516)
技術支持費		**(22,304)**	(15,885)
設備銷售成本		**(11,010)**	(9,131)
維修及保養費用		**(18,397)**	(26,410)
佣金及推廣費用		**(44,207)**	(26,933)
其他營業成本		**(73,206)**	(60,676)
總營業成本		**(434,719)**	(369,836)
營業利潤		**366,430**	347,416
財務收入，淨額		**41,956**	4,921
應佔聯營公司收益		**7,289**	3,446
其他支出，淨額		**(4,102)**	(2,729)
除税及少數股東權益前利潤	18	**411,573**	353,054
所得税	19	**(3,189)**	(94,166)
除少數股東權益前利潤		**408,384**	258,888
少數股東權益		**(483)**	(2,296)
淨利潤		**407,901**	256,592
每股盈利(基本及攤薄)(人民幣)	24	**0.48**	0.44
已發行股份數目(千股)	24	**855,314**	577,304

所附附註為本會計報表的組成部分。

合併股東權益變動表

截至二零零一年十二月三十一日止年度
(貨幣單位：人民幣千元)

	附註	實收資本	資本公積	盈餘公積	(累計虧損) 未分配利潤	總計
二零零零年一月一日餘額		260,133	155,934	175,854	(21,756)	570,165
民航總局撥付資金		—	280,000	—	—	280,000
分配予民航計算機信息中心	16	—	—	—	(452,778)	(452,778)
重組調整	1,15	77,401	(268,742)	(175,854)	367,195	—
股東出資	1	239,770	—	—	—	239,770
本年度利潤		—	—	—	256,592	256,592
轉入盈餘公積	16	—	—	25,202	(25,202)	—
房產評估增值	4	—	314	—	—	314
特別股利	24	—	—	—	(124,051)	(124,051)
二零零零年十二月三十一日餘額		577,304	167,506	25,202	—	770,012
上市籌資淨額	15	310,854	947,302	—	—	1,258,156
本年度利潤		—	—	—	407,901	407,901
轉入盈餘公積	16	—	—	74,856	(74,856)	—
二零零一年十二月三十一日餘額		888,158	1,114,808	100,058	333,045	2,436,069

所附附註為本會計報表的組成部分。

截至二零零一年十二月三十一日止年度
(貨幣單位：人民幣千元)

	附註	二零零一年	二零零零年
經營活動之現金流量			
經營活動產生之現金	26(a)	**736,856**	500,837
利息支出		**—**	(47)
企業所得税支出		**(131,748)**	(86,676)
經營活動產生之現金流量淨額		**605,108**	414,114
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(252,123)**	(64,132)
短期銀行存款增加		**(488,780)**	(10,422)
利息收入		**37,952**	5,043
自聯營公司之股息收入		**1,322**	154
出售物業、廠房及設備所得款項		**1,524**	2,082
其他長期投資增加		**(100,000)**	—
其他長期資產增加		**(8,465)**	—
投資活動使用之現金流量淨額		**(808,570)**	(67,275)
融資活動之現金流量			
股東出資		**1,258,156**	239,770
民航總局撥付資金		**—**	280,000
償還長期銀行借款		**—**	(800)
附屬公司少數股東出資		**980**	11,141
支付附屬公司少數股東股息		**(3,585)**	(2,480)
分派予民航計算機信息中心		**—**	(452,778)
融資活動產生之現金流量淨額		**1,255,551**	74,853
現金及現金等價物增加淨額		**1,052,089**	421,692
現金及現金等價物，期初餘額		**584,729**	163,037
現金及現金等價物，期末餘額	26(b)	**1,636,818**	584,729

所附附註為本會計報表的組成部分。

(除另有說明外，所有金額以人民幣元為單位)

1. 公司組織和主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供電子旅遊分銷、機場旅客處理、數據網絡、航空貨運系統及互聯網旅遊平台服務。於本公司成立之前，該等業務屬於中國民航計算機信息中心(「民航計算機信息中心」)及其附屬公司，以下統稱「前身實體」。民航計算機信息中心為籌備本公司股份之公開發售(「售股」)進行了結構重組(「重組」)。根據重組，本公司發行其100%普通股(「內資股」)以交換民航計算機信息中心以往擁有的資產、負債及若干附屬公司及聯營公司之股權，以及在中國提供電子旅遊分銷、機場旅客處理、數據網絡、航空貨運系統及互聯網旅遊平台服務之業務。民航計算機信息中心由中國民用航空總局(「民航總局」，為直屬於中國國務院之正部級單位，負責中國民用航空業的管理與發展)直接監督及控制。本公司進行之大部分交易是根據民航總局及中國其他有關當局制定之規定而進行。

根據重組，上述股份之47%由民航計算機信息中心持有，餘下的53%則由民航計算機信息中心無償轉讓予民航總局直接監督及控制的十間航空公司。民航計算機信息中心保留與在中國提供電子旅遊分銷、機場旅客處理、數據網絡、航空貨運系統及互聯網旅遊平台服務無關的資產及負債，包括員工宿舍、向僱員提供社會及培訓服務之場所、若干辦公室大樓及營運互聯網旅遊資訊網站的網域名稱。此外，上述十間航空公司與另外十間航空公司以現金約人民幣240,000千元額外認購本公司之內資股。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市，共發行每股4.1港幣的H股310,854,000股。公開發行之後，各股東在本公司佔有的股份百分比請參見附註20(1)。

截至二零零一年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司是於香港註冊成立的有限公司之外，其他附屬公司及聯營公司均屬於在中國大陸註冊成立之有限公司。

1. 公司組織和主要經營活動（續）

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本 人民幣	主要業務
		直接	間接		
附屬公司					
海南民航凱亞有限公司（「海南凱亞」）	1994年3月2日	55.63%	—	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司（「深圳凱亞」）	1995年4月14日	61.47%	—	7,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
湖北民航凱亞有限公司（「湖北凱亞」）	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝
重慶民航凱亞信息技術有限公司（「重慶凱亞」）	1998年12月1日	51%	—	9,800,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝

1. 公司組織和主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本人民幣	主要業務
		直接	間接		
雲南民航凱亞信息有限公司(「雲南凱亞」)	2000年6月15日	50%*	—	2,000,000	計算機軟、硬件開發及數據網絡服務
天信達信息技術有限公司(「天信達」)	2000年9月20日	51%	—	20,695,000	提供貨運管理服務和相關軟件和技術開發;提供技術支持,培訓和資訊服務
中國民航信息網絡股份(香港)有限公司	2000年12月13日	100%	—	2,122,200	商業服務
廈門民航凱亞有限公司(「廈門凱亞」)	2001年9月14日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務

* 由於雲南凱亞的財務及經營政策由董事會以簡單多數投票決定,而本公司可委任其董事會5名董事中的3名,因此本公司有權控制雲南凱亞的財務及經營政策。

本公司及其附屬公司以下統稱「本集團」。

1. 公司組織和主要經營活動（續）

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
聯營公司					
上海民航華東凱亞系統集成有限公司（「華東凱亞」）	1999年5月21日	47%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
瀋陽民航東北凱亞有限公司（「東北凱亞」）	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
成都民航西南凱亞有限責任公司（「西南凱亞」）	1999年11月29日	44%	—	2,000,000	計算機軟、硬件開發和數據網絡服務

2. 編制基礎

重組之入帳方法乃基於本集團被視為是持續經營的企業個體。因此，合併會計報表的編制是假設本公司及本集團現有的架構於截至二零零零年十二月三十一日止年度內已一直存在，而非自重組完成之日起才存在。本公司董事認為依照此基礎編制的合併會計報表能公允地反映本公司及本集團的財務狀況，及本集團整體的經營成果及現金流量。因此，截至二零零零年十二月三十一日止年度的淨利潤包括本集團重組前的合併經營成果。

3. 主要會計政策

本公司及其附屬公司在編制會計報表時所採納的主要會計政策如下：

(a) 編制基礎

所附會計報表按照國際會計準則委員會公佈的於二零零一年十二月三十一日生效的國際會計準則編制。

除房產以評估價值計價外(附註3(d))，該等會計報表均基於歷史成本法編制。

(b) 計價貨幣

基於與本公司及其中國附屬公司相關的事件及環境的經濟實質，本公司及其中國附屬公司以人民幣為其計價貨幣。為了合併本公司、其中國附屬公司(以人民幣為計價貨幣)以及中國民航信息網絡股份(香港)有限公司(以港幣為計價貨幣)，中國民航信息網絡股份(香港)有限公司之會計報表按附註3(p)中所描述的政策折算。

(c) 合併準則

本集團合併會計報表包括本公司及其所控制的公司。控制是指本集團直接或間接擁有超過50%股權的企業和/或可以控制其財務及經營政策以從其經營活動獲取利益。屬於少數股東的權益和淨收入在資產負債表和損益表中單獨列示。

本公司所收購的業務按收購法作會計處理。本年度所收購或處置的公司自購買日開始包括於或自處置日開始不再包括於合併會計報表中。

本公司對受其重大影響的聯營公司之投資(通常投資佔該聯營公司權益不低於20%且不高於50%)採用權益法核算。如果有迹象表明對聯營公司的投資有減值情況或以前年度確認之減值損失不再存在時，本公司將對聯營公司之投資進行減值檢查。

除非本集團承諾承擔額外的損失，當本集團所佔聯營公司的損失超過投資的帳面價值時，投資賬面價值以減記至零為限。

所有其他投資按國際會計準則第39號「金融工具」的有關規定進行會計處理。

所有集團內部的重大交易及餘額(包括集團內部利潤及未實現利潤或損失)已在編制合併會計報表時予以抵銷。在與聯營公司發生交易時產生的未實現利潤，以本集團所佔聯營公司的權益為限抵減對聯營公司的投資。未實現損失按相似的方法抵銷，但僅以所轉移的資產沒有發生減值為限。

3. 主要會計政策（續）

(c) 合併準則（續）

對於本公司和子公司的相同交易及情況類似事項，在合併會計報表中採用統一的會計政策。

(d) 物業、廠房及設備

除了房屋外的物業、廠房及設備，乃按成本減累計折舊及累計減值虧損後列帳。資產成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，該支出將被資本化。

房屋乃按評估原值減累計折舊和累計減值後列帳。任何房屋評估的增值部分被貸記為所有者權益中的評估增值；減值部分應先沖減同一資產以前年度的評估增值，不夠沖減部分計入當期損益。若同一投資以前有計入費用的評估減值，則與之直接相關的評估增值可在不超過以前記錄的減值的範圍內被貸記為收入。當評估資產被處理時，評估增值可實現部分可從評估增值轉入留存收益。

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20年
計算機系統及軟件	3-11年
汽車	6年
家具、裝置及其他設備	5-9年

當資產被出售或報廢時，其成本和累計折舊均從帳上沖銷，而其相關的處置損益在計算淨利潤時予以反映。

在建工程指興建中之房屋建築物、待安裝的計算機系統及設備，並按成本值入帳。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

3. **主要會計政策**(續)

(e) **無形資產**

無形資產最初以成本計價。無形資產是在預計會產生未來經濟利益流入,並且該項資產的成本可以被可靠計量時加以確認。在最初確認之後,無形資產以成本減除累計攤銷及其他累計減值損失後之價值計量。無形資產在預計使用年限內以直線法攤銷。本集團會在每個財政年度末對攤銷期限及攤銷方法的合理性進行檢查。

倘若購買新軟件的成本不是相關硬件的一個內在組成部分,購買此新軟件的成本將被資本化及視為無形資產。軟件在3年內以直線法攤銷。

為了恢復或維持現有軟件系統最初預期的未來經濟利益流入水平而發生之成本在恢複及維持工作執行的時候確認為費用。

(f) **附屬公司**

附屬公司是指本集團作為長期投資直接或間接擁有超過50%股權的企業和/或可以控制其財務及經營政策以從其經營活動獲取利益的企業。

在本公司財務報告上,於附屬公司之投資以權益法列帳。倘資產出現減值情況或以前年度確認之減值虧損不再存在,則會對附屬公司之投資作減值檢查。

(g) **聯營公司**

聯營公司是指本集團對其有重大影響力之公司,但不包括本集團的附屬公司或投資的合營公司。重大影響力是指本集團有權參與,但無法控制聯營公司之財務及經營決策。

於聯營公司之投資以權益法列帳。倘資產出現減值情況或以前年度確認之減值虧損不再存在,則會對聯營公司之投資作減值檢查。

(h) **投資**

本公司於二零零一年一月一日起採用國際會計準則第39號「金融工具:確認和計量」。投資相應劃分為以下幾類:持有至到期日,為交易而持有以及可供出售。持有至到期日的投資指具有固定或可確定金額和固定期限,且企業明確打算並能夠持有至到期日的投資(本公司源生的貸款和應收款項不包括在內)。為交易而持有的投資指主要為了從短期價格波動中獲利而購置的投資。其他所有投資,除企業源生的貸款和應收款項外,均為可供出售的投資。

3. 主要會計政策（續）

(h) 投資（續）

持有至到期日的投資記錄為非流動資產，除非該投資將於資產負債表日後一年內到期。為交易而持有的投資記錄為流動資產。如果管理層計劃於資產負債表日後一年內變現持有的可供出售的投資，則該投資記錄為流動資產。

所有投資的購買及出售均於交易日確認。

當投資初始確認時，本公司應以其成本進行計量，即包括交易成本在內的所支付對價的公允價值。

可供出售及為交易而持有的投資在初始確認後，以資產負債表日市場價值為基礎確認的公允價值計量，交易成本無需扣除。

計算可供出售的投資的公允價值的損益在該投資被出售或處置之前，或在該投資發生減值之前，通過股東權益中的公允價值儲備直接在權益中確認。被出售或處置、或發生減值時，以前在權益中確認的累積收益或損失應計入當期淨損益。

為交易而持有的投資價值變動記錄為財務費用或收入。

持有至到期日的投資以實際利率法，按攤余成本計價。

(i) 現金及現金等價物

現金指手頭持有之現金及存放於銀行或其他金融機構並可按要求取回之存款。

現金等價物指短期且流動性高的投資，原本限期不超過三個月可隨時轉換為可知金額的現金，無重大價值變動風險者。

(j) 應收款

應收款以所支付的對價的公允價值和扣除減值準備後的攤余成本計價。

(k) 存貨

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入帳。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其他成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

當存貨被銷售時，其帳面價值在銷售收入確認當年被視為費用。存貨的可變現淨值發生貶值，或存貨損失於發生當年作為費用列支。

3. 主要會計政策（續）

(l) 研究及開發成本

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟件開發成本除外：

- 軟件獲明確界定，而成本能獨立劃分並準確計量；
- 軟件獲證實技術上可行；
- 軟件將用於出售或內部使用；
- 軟件有潛在市場或證實其內部用途；及
- 具備完成軟件開發所需技術、財務及其他資源。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零一年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化（二零零零：零）。

倘資產出現減值情況或以前年度確認之減值虧損不再存在，則已資本化之開發成本的可收回金額將被重新估計。

(m) 經營租賃

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出在租賃期間內以直線法列作費用。

(n) 借貸成本

借貸成本包括有關借入資金涉及之利息及其他費用，包括就借貸之折讓或溢價攤銷、有關安排借貸之附屬成本攤銷及列作利息費用調整的外匯借貸產生之匯兑損益。

借貸成本乃作為費用支出列帳，但直接因取得物業、廠房及設備且該等資產需待長時間方可用於擬作用途所產生之借款除外，該等借貸成本會被撥作這些資產的部分成本。借貸成本於資產的開支及借貸成本產生時及將資產準備作其擬作用途的活動進行時開始被資本化。借貸成本按相關借貸的加權平均成本被資本化，直至資產已達到可使用狀態。截至二零零一年十二月三十一日止年度，並無借貸成本被資本化（二零零零：零）。

3. 主要會計政策（續）

(o) 收入確認

收入在有關交易之經濟利益可以流入本集團且其收入及已發生或將發生的相關成本可以可靠地計量時予以確認，以扣除銷售折扣後的淨額列示。其具體基準如下：

- 定額合同下電子旅遊分銷服務之收入於合同期間按直線法予以確認；
- 非定額合同下電子旅遊分銷服務之收入於提供服務時予以確認；
- 機場旅客處理服務收入於提供服務時予以確認；
- 數據網絡服務之收入，包括實體識別設備(PID)費及連接費，於提供服務時確認；
- 設備銷售收入於所有權轉於買方時予以確認；
- 當項目完成程度可以可靠的估計時，與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；及
- 銀行或其他金融機構存款之利息收入按權責發生制基準予以確認。

(p) 外幣

外幣交易

集團的帳目及會計記錄以人民幣入帳，人民幣不可以自由地兑換成外幣。外幣結算的交易按交易當日適用的匯率換算為人民幣。以外幣結算的貨幣性資產及負債是按資產負債表日的適用匯率換算為人民幣。以外幣結算的非貨幣性資產及負債乃按歷史匯率換算。交易日後因匯率變化發生的匯兑損益均在計算淨利潤時予以確認。

3. 主要會計政策*（續）*

(p) 外幣 *（續）*

境外業務

當某個境外公司的業務為本公司業務的組成部分時，將其境外業務交易視同為本公司業務進行折算。在每個資產負債表日外幣計價的貨幣性項目以年終匯率折算，以歷史成本計價的非貨幣性項目以取得日的歷史匯率折算，以公允價值計價的非貨幣性項目以公允價值確定日的匯率折算。收入和費用科目按交易日當日的匯率折算。折算產生的匯兑差異計入當年損益表。

境外實體

若境外子公司在財務、經濟及組織方面是自主的，則在合併時被視為境外實體。其計價貨幣為其當地貨幣。合併的境外子公司的資產負債表項目以年終匯率折算，損益表項目以交易發生日的匯率折算。所有由此產生的匯兑差額計入權益中的外幣報表折算差額科目。

並購境外實體產生的商譽以及由於併購該境外實體對資產和負債的賬面金額所進行的公允價值的調整以交易發生日的實際匯率折算。實質上構成企業對境外實體的投資淨額的那一部分貨幣性項目所形成的匯兑差額，在處置該投資淨額之前，應在合併會計報表中作為權益項目反映，直到對該投資淨額進行處置時為止。用於對企業在境外實體的投資淨額進行套期的外幣負債所形成的匯兑差額直接計入權益中的外幣報表折算差額科目。

在處置境外實體時，與該實體相關的累計匯兑差額應在確認處置損益的同一期間確認為收益或費用。

(q) 退休福利

固定供款的退休福利金計劃的退休金費用之固定供款乃於發生當年記為費用。

(r) 税項

本集團(除中國民航信息網絡股份(香港)有限公司之外)之税項乃按適用於中國企業之税法及規則徵收。本集團乃按其以法定財務報告之基準，並以就税項而言毋須課税之收入及不可抵税之支出項目作出調整後的利潤計提中國企業所得税。

中國民航信息網絡股份(香港)有限公司以預計在本年度內源自香港境內的利潤計提利得税。

3. 主要會計政策(續)

(r) 稅項(續)

遞延稅項按資產負債表負債法就資產負債表中資產或負債其帳面值與其各自稅基之間之重大暫時性差額進行準備。資產或負債之稅基乃該資產或負債就稅項而言之款項。遞延稅項負債之確認按所有應課稅暫時性差額計算。遞延稅項資產就所有暫時性可扣除差額予以確認，但僅限於估計將來可實現之應課稅盈利能使暫時性可扣稅差額沖回之稅項金額。

其他稅項負債根據中國政府當局頒佈之規定而作出準備。

(s) 金融工具

資產負債表日的金融資產及金融負債主要包括現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司及關聯方款項、國債、其他長期資產、應付帳款及應付關聯方款。對這些主要項目之確認及計量的重要會計政策已在上述會計政策中披露。

金融工具按照合同的實質分為負債或權益。與被劃分為負債類的金融工具有關的利息、股息、收益及損失計入費用或收入。向權益類的金融工具的所有者的分配則直接計入權益。當本公司及本集團有法定權利並有意將金融工具以淨值為基礎進行結算或同時把金融資產變現和把金融負債結算時，金融工具可予以抵銷。

(t) 準備

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方被確認。準備於各結算日覆核及調整以反映現時的最佳估計。倘貨幣時間價值的影響十分重大，準備的金額為預期需要用以清償債務責任的開支的現值。當使用折扣的時候，反映此時間段的準備增加部分被確認為利息費用。

(u) 資產減值

本集團在每個資產負債表日對金融工具進行減值檢查。

如果企業很可能不能按以攤余成本記錄的貸款、應收款項或持有至到期日投資的合同條款收回所有到期金額，則應在損益表中確認減值或壞賬損失。如果減值或壞賬損失降低，且這種降低客觀上與減記之後發生的事項有聯繫，則金融資產的減記金額應轉回。轉回的金額應記入當期淨損益。但該轉回不應導致該金融資產的賬面金額超過不確認減值情況下的攤余成本。

3. **主要會計政策**(*續*)

(u) 資產減值(*續*)

如果可供出售的金融資產的收益和損失以前在權益中確認，且存在客觀證據表明該資產已減值，那麼，已在權益中確認的累積淨損益額也應從權益中轉出，並計入當期淨損益。重新計量至公允價值的債務性工具的可收回金額，指按類似金融資產的現行市場利率折現的預期未來現金流量的現值。如果減值損失降低，且這種降低客觀上與減記之後發生的事項有聯繫，則金融資產的減記金額應轉回。該轉回的金額應記入淨損益。

倘任何事件或情況改變顯示物業、廠房、設備、無形資產及對附屬公司及聯營公司的投資的帳面值不能收回，則對該項資產進行減值檢查。倘一項資產的帳面值超越其可收回金額，以成本列帳的物業、廠房、機器設備項目、無形資產及對附屬公司及聯營公司的投資的減值虧損被列作支出，或者以評估金額列帳的減值虧損作為評估增值的減少，直至減值虧損並不超越同一資產的評估增值。可收回金額為一項資產的淨銷售價及使用價值中的較高者。淨銷售價為於公允交易中出售一項資產可取得的金額，而使用價值則為持續使用一項資產及於其使用壽命終結時出售預期產生之估計未來現金之現值。可收回金額乃就個別資產作出估計，或倘不可能，則就與該資產相關的現金產生單位而作出估計。

倘顯示就資產確認的減值虧損不再存在或減少，則過往年度所確認的減值虧損將被沖回。該沖回將列為收入或評估增值。然而，由於資產減值損失的轉回而增加後的資產帳面金額，不應高於資產以前年度沒有確認減值損失時的帳面金額(減去攤銷或折舊)。

(v) 或有事項

或有負債不在會計報表中確認。除非導致經濟利益外流的可能性極小，否則或有負債應當披露。

或有資產不在會計報表中確認。但若經濟利益很可能流入時，則予以披露。

(w) 期後事項

能夠對資產負債表日財務狀況提供額外信息的期後事項(調整事項)在會計報表中反映。重大的非調整期後事項於附註中披露。

4. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

本集團：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值/評估值						
二零零零年年初餘額	5,099	655,771	10,521	7,587	95,610	774,588
購置	939	56,341	2,055	1,800	2,997	64,132
在建工程轉入	—	95,375	—	—	(95,375)	—
評估減值	(2,190)	—	—	—	—	(2,190)
處置	—	(4,694)	(528)	(1,138)	—	(6,360)
二零零零年年末餘額	3,848	802,793	12,048	8,249	3,232	830,170
購置	7,115	75,213	2,822	6,274	143,103	234,527
在建工程轉入	1,532	143,822	—	—	(145,354)	—
處置	—	(94,193)	—	(1,177)	—	(95,370)
二零零一年年末餘額	12,495	927,635	14,870	13,346	981	969,327
累計折舊						
二零零零年年初餘額	(1,108)	(439,505)	(4,556)	(2,498)	—	(447,667)
本年度折舊	(261)	(102,028)	(1,478)	(1,090)	—	(104,857)
處置後撥回	—	3,655	267	376	—	4,298
二零零零年年末餘額	(1,369)	(537,878)	(5,767)	(3,212)	—	(548,226)
本年度折舊	(335)	(102,697)	(1,668)	(1,600)	—	(106,300)
處置後撥回	—	88,315	—	881	—	89,196
二零零一年年末餘額	(1,704)	(552,260)	(7,435)	(3,931)	—	(565,330)
淨值						
二零零零年年末餘額	2,479	264,915	6,281	5,037	3,232	281,944
二零零一年年末餘額	10,791	375,375	7,435	9,415	981	403,997

4. 物業，廠房及設備，淨值（續）

本公司：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值/評估值						
二零零零年年初餘額	—	637,480	8,151	5,181	95,610	746,422
購置	—	52,454	1,058	1,546	2,997	58,055
在建工程轉入	—	95,375	—	—	(95,375)	—
處置	—	(2,577)	(526)	(225)	—	(3,328)
二零零零年年末餘額	—	782,732	8,683	6,502	3,232	801,149
購置	—	73,323	1,586	4,390	142,842	222,141
在建工程轉入	1,532	143,822	—	—	(145,354)	—
處置	—	(93,921)	—	(977)	—	(94,898)
二零零一年年末餘額	1,532	905,956	10,269	9,915	720	928,392
累計折舊						
二零零零年年初餘額	—	(428,914)	(2,814)	(1,502)	—	(433,230)
本年度折舊	—	(99,500)	(1,110)	(916)	—	(101,526)
處置後撥回	—	2,559	248	203	—	3,010
二零零零年年末餘額	—	(525,855)	(3,676)	(2,215)	—	(531,746)
本年度折舊	(21)	(99,812)	(1,287)	(1,297)	—	(102,417)
處置後撥回	—	88,143	—	863	—	89,006
二零零一年年末餘額	(21)	(537,524)	(4,963)	(2,649)	—	(545,157)
淨值						
二零零零年年末餘額	—	256,877	5,007	4,287	3,232	269,403
二零零一年年末餘額	1,511	368,432	5,306	7,266	720	383,235

於二零零零年十一月三十日，卓德測計師行有限公司，香港一間具有資格的獨立評估師，以公允市值法對本集團的房屋進行重新評估。評估產生約人民幣2,190,000元（經扣除若干建築物的評估增值約人民幣510,000元）之評估淨減值，並已記錄於本集團之會計報表。於二零零一年十二月三十一日，本集團在二零零一年所購買之房屋以成本計價，並約等於其公允市價。如果該等房屋以原值減去累計折舊及減值損失計價，其記錄於本集團二零零一年十二月三十一日的會計報表中的價值應約為人民幣12,981,000元（二零零零：人民幣4,669,000元）。

5. 無形資產，淨值

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值				
二零零一年年初餘額	—	—	—	—
購買	17,596	—	15,053	—
處置	—	—	—	—
二零零一年年末餘額	17,596	—	15,053	—
累計攤銷				
二零零一年年初餘額	—	—	—	—
本年攤銷	(3,358)	—	(2,855)	—
處置	—	—	—	—
二零零一年年末餘額	(3,358)	—	(2,855)	—
淨值				
二零零一年年末餘額	14,238	—	12,198	—

本集團及本公司的無形資產為所購買的計算機軟件。

6. 於附屬公司的投資

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應佔附屬公司淨資產	—	—	43,127	37,983

7. 於聯營公司的投資

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應佔聯營公司淨資產	12,391	6,424	12,391	6,424

8. 其他長期投資

於十二月三十一日，本公司和本集團有下列持有至到期日投資：

	利率和期限	二零零一年	二零零零年
		人民幣千元	人民幣千元
國債	3%年利率，於二零零八年十二月到期	100,000	—

9. 其他長期資產

於十二月三十一日，其他長期資產包括：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
預付購置房款	**3,833**	—	**—**	—
房租押金及其他長期資產	**4,632**	—	**1,411**	—
合計	**8,465**	—	**1,411**	—

10. 應收帳款，淨值

於十二月三十一日，應收帳款包括：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
		(附註31)		(附註31)
應收帳款	**16,452**	47,057	**15,901**	47,202
壞帳準備	**(1,615)**	(2,189)	**(1,356)**	(2,025)
應收帳款，淨值	**14,837**	44,868	**14,545**	45,177

收款期限一般為提供服務後六個月內。

應收帳款的帳齡分析如下：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月內	**13,596**	31,380	**13,045**	31,525
六個月至一年	**835**	10,461	**835**	10,461
一年至二年	**730**	4,336	**730**	4,336
二年至三年	**1,291**	880	**1,291**	880
	16,452	47,057	**15,901**	47,202

11. 存貨

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
待售設備	**1,953**	7,195	**385**	6,207
備件	**781**	2,947	**774**	2,947
其他	**33**	507	**30**	507
合計	**2,767**	10,649	**1,189**	9,661
減：可變現淨值 減值準備	**—**	(969)	**—**	(969)
	2,767	9,680	**1,189**	8,692

於二零零一年十二月三十一日，有帳面價值為零(二零零零：人民幣6,776,000元)的存貨是按可變現淨值列帳。

12. 預付款項及其他流動資產

於十二月三十一日，預付款項及其他流動資產包括：

	本集團		本公司	
	二零零一年	**二零零零年**	**二零零一年**	**二零零零年**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元* (附註31)
預付款項	**2,694**	16,221	**1,439**	16,182
其他流動資產	**12,662**	15,141	**11,563**	13,853
合計	**15,356**	31,362	**13,002**	30,035

13. 應付帳款及預提費用

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
				(附註31)
應付帳款	**59,777**	13,280	**57,781**	13,141
預提佣金	**45,728**	29,046	**45,728**	26,994
預提員工技術獎金	**27,091**	8,550	**27,091**	8,550
預提租金	**5,485**	44	**5,485**	44
維修及保養預提費用	**—**	1,031	**—**	1,031
預提技術支持費	**3,212**	2,690	**3,212**	2,690
預提網絡使用費	**1,060**	978	**1,060**	978
退休金	**340**	336	**340**	336
其他預提費用	**24,399**	9,203	**15,621**	7,728
	167,092	65,158	**156,318**	61,492

於二零零一年十二月三十一日，以上餘額中有人民幣53,315,000元(二零零零：人民幣11,491,000元)是以美元計價的。

應付帳款帳齡分析如下：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**57,136**	7,480	**55,238**	7,344
六個月至一年	**1,736**	2,502	**1,639**	2,502
一年至二年	**—**	2,140	**—**	2,140
二年至三年	**324**	1,158	**323**	1,155
三年至四年	**581**	—	**581**	—
應付帳款合計	**59,777**	13,280	**57,781**	13,141
預提費用	**107,315**	51,878	**98,537**	48,351
	167,092	65,158	**156,318**	61,492

14. 應交稅金

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應交企業所得税	**81,862**	210,421	**80,148**	209,710
應交營業税	**12,575**	10,257	**12,190**	10,140
應交增值税	**(204)**	(479)	**(182)**	(510)
其他	**290**	457	**158**	401
	94,523	220,656	**92,314**	219,741

15. 實收資本

於二零零零年十二月三十一日的實收資本為本公司註冊成立時所發行的內資股。

根據重組方案，於二零零零年三月三十一日與本集團現有業務相關的資產及負債乃轉讓至本集團。該等資產及負債的淨值轉換為本公司的法定股本，為每股面值人民幣1元的577,304,000股內資股，當時的儲備均已對銷，差額計入資本公積。於合併股東權益變動表中之重組調整反映了達至本公司重組完成及本公司註冊成立後法定股本所必要的調整影響。

於二零零一年十二月三十一日的實收資本為本公司註冊成立時所發行的577,304,000股內資股及本公司於二零零一年二月發行的310,854,000股H股。

15. 實收資本（續）

	二零零一年 股數 *千股*	二零零一年 金額 *人民幣千元*
法定：		
每股面值人民幣1元的內資股：		
於二零零零年十二月三十一日	577,304	577,304
每股面值人民幣1元的H股：		
於二零零一年二月發行	310,854	310,854
合計：		
於二零零一年十二月三十一日	888,158	888,158
已發行及繳足：		
每股面值人民幣1元的內資股：		
於二零零零年十二月三十一日	577,304	577,304
每股面值人民幣1元的H股：		
於二零零一年二月發行	310,854	310,854
合計：		
於二零零一年十二月三十一日	888,158	888,158

在扣除上市費用約人民幣94,217,000元之後，本公司通過H股上市籌得資金中之股本溢價淨額約為人民幣947,302,000元。

16. 利潤分配

作為附註1中提及的重組的一部份，以本集團現時承擔的業務所產生的現金所購買的資產由民航計算機信息中心保留。在截至二零零零年十二月三十一日止年度合併權益變動表中反映的對民航計算機信息中心的分配系為購買這些留存於民航計算機信息中心的資產而支付的現金。

重組之後，根據本公司的公司章程，本公司每年可分派利潤將按：(a)中國企業適用的會計原則及財務條例(「中國公認會計準則」)，及(b)國際會計準則所確定之利潤兩者中之較低者為基準。

根據本公司的公司章程，除所得稅及少數股東權益後的可供分配淨利潤按提取以下儲備後確定：

(i) 彌補以前年度累計虧損(如有)；

16. 利潤分配(續)

(ii) 根據中國公認會計準則確定的稅後利潤按10%提取法定公積金，直至該等公積 金累計餘額達到本公司註冊資本的50%，倘股東周年大會上通過決議案批准及法定公積金的餘額不少於新註冊股本的25%，法定公積金可轉增資本；及

(iii) 根據中國公認會計準則確定的稅後利潤按董事會的決定提取5%至10%的法定公益金， 此項公益金只可用作員工集體性的福利支出。

對於截至二零零一年十二月三十一日止年度，董事會建議分別按照中國公認會計準則編制的本公司法定會計報表的淨利潤的10%, 10%及20%(二零零零年各為10%, 5%及0%)提取法定公積金，法定公益金及任意公積金，計人民幣36,442,000元，人民幣36,441,000元及人民幣72,883,000元(二零零零：人民幣16,801,000元，人民幣8,401,000元及人民幣零元)。

對於截至二零零一年十二月三十一日止年度提取人民幣72,883,000元(稅後淨利潤的20%)的任意公積金一事，需在下一次股東大會上經股東批准。根據修訂後的國際會計準則第十條，「資產負債表日後事項」，二零零一年十二月三十一日後建議提取的任意公積金將被列示於截止二零零二年十二月三十一日止年度本集團的會計報表中。

在經上述利潤分配後，本公司可供分配之淨利潤將根據中國公認會計準則及國際會計準則所確定之金額兩者中較低者確定。於二零零一年十二月三十一日，可供分配之淨利潤約為人民幣235,436,000元(二零零零：人民幣124,051,000元)。

17. 收入

收入基本包括本集團因就使用其電子旅遊分銷，機場旅客處理及航空貨運系統而收取的費用，上述系統提供機位控制及出售、實時值機、航班配載、貨運管理服務及數據通訊服務。

此等收費主要按照民航總局及中國其他有關部門決定的條款而釐定。此等收費大部分來自重組後成為本公司股東的客戶。

(1) 電子旅遊分銷服務乃由本集團的供應控制系統及計算機訂座系統提供，上述系統為航空公司及旅行社提供實時機位控制及航班訂座資料。

(2) 機場旅客處理服務乃由本集團的機場旅客處理系統提供，該系統為位於中國及若干海外城市的航空公司及機場提供值機、登機、行李控制、飛機航線及航班配載服務。

17. 收入（續）

(3) 本集團就使用其數據網絡向航空公司、機場及旅行社收取費用。

(4) 本集團向航空公司及機場提供航空貨運系統服務及計算機系統安裝服務。此外，本集團亦向航空公司、機場及旅行社出售使用本集團系統所需的設備。

18. 除稅前利潤

除稅前利潤已扣除(計入)下列各項：

	二零零一年 人民幣千元	二零零零年 人民幣千元
已扣除：		
須於五年內償還的銀行借款利息開支	**—**	47
減：在建工程被資本化金額	**—**	—
淨利息支出	**—**	47
折舊	**106,300**	104,857
攤銷	**3,358**	—
出售物業、廠房及設備的虧損（收益）	**4,650**	(20)
經營租賃支出	**35,278**	31,516
存貨可變現淨值減值準備(沖銷)提取	**(969)**	433
壞帳準備(沖銷)提取	**(574)**	891
存貨成本	**21,445**	20,273
定額供款退休金計劃的供款	**891**	857
核數師酬金	**1,981**	1,143
匯兑虧損	**417**	43
住房公積金供款	**1,299**	826
研究及開發費用	**64,867**	43,163
已計入：		
利息收入	**42,382**	5,043

19. 稅項

所得稅

	二零零一年 人民幣千元	二零零零年 人民幣千元
中國企業所得稅-即期	**3,114**	94,166
香港利得稅-即期	**75**	—
遞延稅項	**—**	—
	3,189	94,166

19. 稅項(續)

根據中國所得稅法，本公司須繳付按照中國企業適用的會計原則及財務條例編制的本公司法定帳目所載應課稅收入的33%作為企業所得稅。然而，本公司已於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並得到了海淀區國家稅務局((2000)海國稅二所字第19號)的批准，享受自二零零零年十月一日至二零零二年十二月三十一日止期間內免徵企業所得稅的稅收優惠。同時，本公司已獲得海淀區國家稅務局的口頭確認，在二零零一年度可繼續享受以上的稅收優惠。

本公司的附屬公司享有介乎7.5%至33%不同程度的優惠稅率。這些附屬公司或位於經濟特區(海南凱亞、深圳凱亞及廈門凱亞)，適用稅率為15%，或被認定為新技術企業(重慶凱亞)，適用稅率為33%。此外，該等附屬公司於開業起數年內有權享有若干稅項減免。本集團於二零零一年之稅項為該等附屬公司所計提之所得稅 。

於二零零一年度及二零零零年度除稅前利潤適用之中國法定33%企業所得稅稅率與合併損益表中的實際稅率間之差異調節如下：

	二零零一年	二零零零年
法定稅率	**33.0%**	33.0%
適用於本公司的免稅優惠的影響	**(31.5)%**	(5.9)%
適用於若干附屬公司的優惠稅率的影響	**(0.7)%**	(0.4)%
實際所得稅稅率	**0.8%**	26.7%

於資產負債表日並無未提取遞延稅項準備的重大暫時性差異。

適用於本公司的免稅優惠以及適用於若干附屬公司的優惠稅率的影響如下：

	二零零一年	二零零零年
總金額(人民幣千元)	**132,630**	22,342
每股影響(人民幣元)	**0.1550**	0.0387

19. 稅項(續)

然而，構成本集團的各公司所取得的稅收優惠，包括本公司的上述自二零零零年十月一日至二零零二年十二月三十一日止期間內免徵企業所得稅的稅收優惠，有可能受到更高權力機關的審核。若本集團不能享受上述所得稅優惠，則可能會產生額外所得稅費用。

營業稅

本集團下列服務收入須交納營業稅：

電子旅遊分銷、機場旅客處理、數據網絡服務及航空貨運系統	3%
培訓、技術支持服務、租金及其他	5%

增值稅

在本公司於二零零零年十月成立之前，本集團獲地方稅務局認定為增值稅小規模納稅人，須按設備銷售收入、提供修理及修配服務收入及設計收入繳納稅率為4%的增值稅。購買商品和勞務的增值稅進項稅不能用於抵銷應付增值稅。

自本公司於二零零零年十月十八日成立以來，本公司須作為增值稅一般納稅人按17%的稅率繳交增值稅。用於銷售之設備及零件採購時所支付的增值稅，可用於抵扣出售時的應付增值稅，以確認應付增值稅淨額。

20. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

下文為本集團與關聯公司進行的重大經常關聯交易概要。

20. 關聯公司交易(續)

(1) 關聯公司

本公司及本集團的關聯公司如下：

公司名稱	與本公司關係	股權百分比
民航計算機信息中心	本公司股東	22.34%
南方航空(集團)公司 (i)	本公司股東	9.36%
東方航空集團公司 (i)	本公司股東	7.74%
中國國際航空公司 (i)	本公司股東	6.55%
中國西南航空公司 (i)	本公司股東	2.86%
中國北方航空公司 (i)	本公司股東	2.78%
中國西北航空公司 (i)	本公司股東	2.61%
雲南航空公司 (i)	本公司股東	1.97%
新疆航空公司 (i)	本公司股東	0.97%
中國航空公司 (i)	本公司股東	0.66%
長城航空公司 (i)	本公司股東	0.30%
廈門航空有限公司 (ii)	本公司股東	2.47%
海南航空股份有限公司 (ii)	本公司股東	1.25%
中國新華航空公司 (ii)	本公司股東	0.85%
深圳航空有限公司 (ii)	本公司股東	0.70%
上海航空有限公司 (ii)	本公司股東	0.64%
山東航空股份有限公司 (ii)	本公司股東	0.49%
四川航空公司 (ii)	本公司股東	0.20%
武漢航空公司 (ii)	本公司股東	0.15%
長安航空公司 (ii)	本公司股東	0.09%
山西航空公司 (ii)	本公司股東	0.02%
澳門航空股份有限公司	中國航空公司附屬公司	—
中航浙江航空公司	中國航空公司附屬公司	—
貴州航空股份有限公司	南方航空集團公司附屬公司	—
中國西北航空南京航空公司	中國西北航空公司附屬公司	—
中國北方航空公司三亞有限公司	中國北方航空公司附屬公司	—
北航天鵝航空有限責任公司	中國北方航空公司附屬公司	—
Societe Internationale de Telecommunications Aeronautiques Information, Networking and Computing B. V. (「SITA INC B. V.」)	本公司股東，天信達信息技術有限公司的合營夥伴，Societe Internationale de Telecommunications Aeronautiques Greater China Holdings Limited (「SITA 附屬公司」)的母公司	
SITA S.C. (「SITA」)	SITA INC B.V. 的關聯公司	
國泰航空有限公司	本公司股東	
AMADEUS	本公司股東	
SABRE	本公司股東	
中國航空結算中心	其總經理與本公司的總經理為同一人	

附註：

(i) 為民航總局直接監管及控制的十家航空公司，如附註1所述已無償取得本公司內資股。

(ii) 為根據附註1所述重組認購本公司內資股的其他航空公司。

20. 關聯公司交易（續）

(2) 關聯公司交易

本集團重大關聯公司交易如下：

(i) 電子旅遊分銷、機場旅客處理、數據網絡及航空貨運系統服務的收入，上述服務的價格乃參照民航總局訂立的計價準則（如適用）再經與關聯公司協商後釐定。

公司名稱	二零零一年 人民幣千元	二零零零年 人民幣千元 （附註31）
南方航空（集團）公司	**111,026**	90,646
東方航空集團公司	**59,897**	56,790
中國國際航空公司	**73,989**	68,205
中國西南航空公司	**39,245**	43,218
中國北方航空公司	**35,415**	39,334
中國西北航空公司	**25,542**	31,739
雲南航空公司	**30,208**	27,594
新疆航空公司	**15,609**	14,263
中國航空公司	**68**	2,328
長城航空公司	**1,527**	2,501
廈門航空有限公司	**45,278**	35,956
海南航空股份有限公司	**37,758**	33,988
中國新華航空公司	**12,894**	13,224
深圳航空有限公司	**15,565**	11,490
上海航空有限公司	**32,802**	25,106
山東航空股份有限公司	**15,328**	12,232
四川航空公司	**14,124**	12,462
武漢航空公司	**13,988**	9,203
長安航空公司	**2,129**	1,099
山西航空公司	**769**	453
SITA	**787**	—
國泰航空有限公司	**3,813**	—
AMADEUS	**16,562**	—
SABRE 及其聯營公司	**25,198**	—
澳門航空股份有限公司	**9,918**	10,216
中航浙江航空公司	**10,137**	7,517
貴州航空股份有限公司	**—**	167
中國西北航空南京航空公司	**5,332**	3,242
中國北方航空公司三亞有限公司	**3,631**	3,909
北航天鵝航空有限責任公司	**4,552**	4,547
華東凱亞	**8,716**	12,070
東北凱亞	**2,655**	3,327
西南凱亞	**3,771**	3,580
合計	**678,233**	580,406

董事會認為，此等交易是在正常業務中與關聯公司進行的。

20. 關聯公司交易（續）

(2) 關聯公司交易（續）

(ii) 自民航計算機信息中心租用辦公室

截至二零零一年十二月三十一日止年度，向民航計算機信息中心租用辦公室大樓的經營租賃支出約為人民幣32,114,000元（二零零零：人民幣20,620,000元）。樓宇經營租賃的租金乃按照與民航計算機信息中心協定的費率再參考市值租金而厘定。

(iii) 向SITA支付網絡使用費

截至二零零一年十二月三十一日止年度，向SITA支付的網絡使用費約為人民幣36,361,000元（二零零零：約人民幣37,481,000元）。網絡使用費乃按照SITA與本公司協定的費率而定。

(iv) 向SITA購買軟件

截至二零零一年十二月三十一日止年度，天信達向SITA購買貨運軟件所支付的金額約為人民幣2,508,000元（二零零零：零）。

(v) 向SABRE之聯營公司支付的軟件許可證費及技術支持費

截至二零零一年十二月三十一日止年度，向SABRE之聯營公司支付的軟件許可證費及技術支持費分別為人民幣4,715,000元（二零零零：零）和人民幣2,344,000元（二零零零：零）。其中軟件許可費已被資本化為無形資產。

20. 關聯公司交易(續)

(3) 關聯公司的餘額

關聯公司的餘額主要包括：

(i) 應收關聯公司款項

公司名稱	本集團 二零零一年 人民幣千元	本集團 二零零零年 人民幣千元	本公司 二零零一年 人民幣千元	本公司 二零零零年 人民幣千元
南方航空(集團)公司	**19,712**	—	**18,552**	—
東方航空集團公司	**9,460**	28,085	**9,185**	28,085
中國國際航空公司	**20,660**	24,092	**20,660**	24,092
中國西南航空公司	**20,618**	30,181	**20,618**	30,181
中國北方航空公司	**7,419**	22,582	**7,419**	22,582
中國西北航空公司	**16,760**	26,878	**15,886**	26,878
雲南航空公司	**3,318**	4,229	**2,953**	4,229
新疆航空公司	**1,208**	1,867	**1,208**	1,867
中國航空公司	**2,491**	1,930	**2,491**	1,930
長城航空公司	**1,586**	580	**1,586**	580
廈門航空有限公司	**11,605**	12,673	**11,185**	12,673
海南航空股份有限公司	**16,821**	19,196	**16,821**	19,196
中國新華航空公司	**1,709**	7,237	**1,709**	7,237
深圳航空有限公司	**2,313**	5,263	**2,313**	5,263
上海航空有限公司	**3,469**	11,768	**2,676**	11,768
山東航空股份有限公司	**1,439**	4,650	**1,439**	4,650
四川航空公司	**1,100**	3,188	**1,100**	3,188
武漢航空公司	**988**	6,101	**988**	6,101
長安航空公司	**—**	934	**—**	934
山西航空公司	**103**	57	**103**	57
國泰航空有限公司	**798**	—	**798**	—
SITA	**787**	—	**—**	—
澳門航空股份有限公司	**11,064**	9,918	**9,918**	9,918
中航浙江航空公司	**4,701**	2,634	**4,701**	2,634
貴州航空股份有限公司	**—**	2	**—**	2
中國西北航空南京航空公司	**297**	1,897	**297**	1,897
中國北方航空公司三亞有限公司	**238**	266	**238**	266
北航天鵝航空有限責任公司	**142**	3,637	**142**	3,637
民航計算機信息中心	**129**	—	**129**	—
中國航空結算中心	**7,601**	—	**7,601**	—
合計	**168,536**	229,845	**162,716**	229,845

20. 關聯公司交易(續)

(3) 關聯公司的餘額(續)

(ii) 應收附屬公司款項

公司名稱	本集團 二零零一年 人民幣千元	本集團 二零零零年 人民幣千元	本公司 二零零一年 人民幣千元	本公司 二零零零年 人民幣千元 (附註31)
深圳凱亞	—	—	2,481	2,364
湖北凱亞	—	—	500	516
重慶凱亞	—	—	—	169
海南凱亞	—	—	—	392
雲南凱亞	—	—	249	455
中國民航信息網絡股份(香港)有限公司	—	—	13,288	—
天信達	—	—	13,411	—
	—	—	29,929	3,896

(iii) 應收聯營公司款項

公司名稱	本集團 二零零一年 人民幣千元	本集團 二零零零年 人民幣千元 (附註31)	本公司 二零零一年 人民幣千元	本公司 二零零零年 人民幣千元 (附註31)
華東凱亞	598	9,265	598	9,265
西南凱亞	—	865	—	865
東北凱亞	—	1,286	—	1,286
	598	11,416	598	11,416

20. 關聯公司交易(續)

(3) 關聯公司的餘額(續)

(iv) 應付關聯公司款項

公司名稱	本集團 二零零一年 人民幣千元	本集團 二零零零年 人民幣千元	本公司 二零零一年 人民幣千元	本公司 二零零零年 人民幣千元
中國航空結算中心	**12,870**	—	**—**	—
SITA	**10,958**	3,407	**10,958**	3,407
民航計算機信息中心	**10,761**	—	**—**	—
長城航空公司	**2,840**	2,840	**2,840**	2,840
海南航空公司	**463**	—	**—**	—
東方航空集團公司	**256**	256	**256**	256
中國北方航空公司	**179**	179	**179**	179
南方航空(集團)公司	**120**	—	**—**	—
合計	**38,447**	6,682	**14,233**	6,682

(v) 應付附屬公司款項

公司名稱	本集團 二零零一年 人民幣千元	本集團 二零零零年 人民幣千元	本公司 二零零一年 人民幣千元	本公司 二零零零年 人民幣千元 (附註31)
深圳凱亞	**—**	—	**—**	4,926
重慶凱亞	**—**	—	**—**	1,565
海南凱亞	**—**	—	**354**	—
	—	—	**354**	6,491

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

關聯公司的餘額主要來自上文所述的關聯公司交易。

21. 董事、高級行政人員及監事的酬金

	二零零一年 人民幣千元	二零零零年 人民幣千元
執行董事酬金	—	—
非執行董事酬金	—	—
監事酬金	—	—
執行董事其他酬金		
一 基本工資及津貼	302	227
一 花紅	930	379
一 退休金	44	33
非執行董事其他酬金	—	277
監事其他酬金	621	338
合計	1,897	1,254

於有關期間，概無任何董事放棄或同意放棄任何酬金。

支付給五位最高薪的人員(主要為高級行政人員)的詳細金額如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
基本工資及津貼	295	253
花紅	943	449
退休金	43	37
	1,281	739
董事人數	3	4
員工人數	2	1
	5	5

截至二零零一年十二月三十一日止年度，每個董事(包括五位最高薪員工)的年度酬金均介乎人民幣零元至1,000,000元(二零零零：人民幣零到一百萬元)。

截至二零零一年十二月三十一日止年度，五個最高薪酬的人員(包括董事和員工)均未獲酬金以作為加入本公司的獎勵或離開公司的損失補償(二零零零：零)。

22. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零一年十二月三十一日止年度，按員工基本工資的16%(二零零零：14.5%)向國家資助的退休計劃供款。本集團截至二零零一年十二月三十一日止年度所支付的退休供款為人民幣891,000元(二零零零：人民幣857,000元)。根據該計劃，本集團除提取退休金供款外，並無其他任何支付退休福利的義務。

23. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。本集團可用此等公積金建造員工住房，員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零一年十二月三十一日止年度，本集團對住房公積金支付的供款分別約為人民幣1,299,000元(二零零零：人民幣826,000元)。

全部以前受僱於民航計算機信息中心而現時任職本集團的僱員，以前均參加了民航計算機信息中心的僱員住房福利計劃。該計劃反映適用於民航計算機信息中心的國家住房改革政策。根據該計劃，民航計算機信息中心的職工有權按中國政府所定的優惠價購買職工宿舍。於截至二零零一年十二月三十一日止年度，就這些住房福利而須由民航計算機信息中心承擔的成本分別約為人民幣13.8百萬元(二零零零：人民幣32.4百萬元)。民航計算機信息中心已向本集團承諾，售股完成後仍會繼續向那些之前受雇於民航計算機信息中心並參加該公司的雇員住房福利計劃而目前為本集團的僱員，提供同樣的住房福利。民航計算機信息中心亦向本集團承諾，不會要求本集團就民航計算機信息中心在此方面產生或將產生的費用或損失作出任何補償。除上文所述住房公積金的供款外，本集團概無任何合約責任提供該等利益予其僱員或賠償民航計算機信息中心提供該等利益的任何成本。

24. 每股盈利及股利

截至二零零一年十二月三十一止年度的每股盈利是通過將淨利潤人民幣407,901,000元，除以發行在外的加權平均普通股股數855,314,000股計算得出(二零零零：將淨利潤人民幣256,592,000元除以在公開發售本公司H股股份前已發行的577,304,000股)。

用於計算二零零一年度每股盈利的加權平均普通股數已根據本公司於二零零一年二月發行的H股數作出相應調整。

由於在截至二零零零年及二零零一年十二月三十一日止年度並無已發行可能具有攤薄效應的普通股，故未呈列每股攤薄盈利。

24. 每股盈利及股利(續)

二零零零年十月十八日，股東通過一項決議案批准本公司向現有股東宣派特別股利，金額為下列兩項中較少者：(i)於二零零零年四月一日起至二零零零年十二月三十一日止期間，按照中國公認會計準則計算，本集團的可供分派利潤及(ii)售股所得款項淨額的10%。H股持有人無權獲得此項特別股利。根據該決議案，本集團應宣派的特別股利約為人民幣1.24億元，比售股所得款項淨額的10%少約人民幣200萬元。民航計算機信息中心有責任補足差額，而民航計算機信息中心有權在兩年內按比例向其他在發售本公司H股股份前為本公司的股東的各方索取補償。截至二零零一年十二月三十一日，本公司尚未支付此特別股利。

董事會建議派發截至二零零一年十二月三十一日止年度股利，每股人民幣0.184元，共計人民幣163,421,000元。建議派發的股利及建議提取的任意公積金有待下一次股東大會的批准。由於修訂後的國際會計準則第十號「資產負債表日後事項」的應用，資產負債表日後批准派發的股利將被列示於截至二零零二年十二月三十一日止年度本集團的會計報表中。在派發此股利後,於二零零一年十二月三十一日止之可供分配之利潤約為人民幣72,015,000元(二零零零：派發特別股利後，可供分配之利潤為零)。

	二零零一年	二零零零年
年終後建議派發的股利(註釋30)		
建議末期股利(人民幣千元)	**163,421**	—
每股股利(人民幣元)	**0.184**	—

25. 承諾事項

(a) 資本性支出承諾

於二零零一年十二月三十一日，本集團有以下資本性支出承諾：

	人民幣千元
已授權且訂約	—
已授權但未訂約	6,711
合計	6,711

上文所述的資本承諾主要與購買及安裝新一代電子旅遊分銷系統相關。

於二零零一年十二月三十一日上述資本承諾中約有人民幣1.4百萬元是以美元計價(約為0.2百萬美元)。

25. 承諾事項（續）

(b) 經營租賃承諾

於二零零一年十二月三十一日，本集團有以下經營租賃承諾：

	人民幣千元
一年內	30,406
一年後但五年內	120,469
五年後	120,328
合計	271,203

(c) 設備維護費承諾

於二零零一年十二月三十一日，本集團的設備維護費用承諾總金額約為人民幣2.2百萬元。

26. 現金流量表附註

(a) 稅前利潤與經營活動產生之現金調節

	二零零一年 人民幣千元	二零零零年 人民幣千元 (附註32)
除稅及少數股東權益前利潤	**411,573**	353,054
就下列各項調整：		
折舊及攤銷	**109,658**	104,857
利息收入	**(42,382)**	(5,043)
利息支出	**—**	47
出售物業、廠房及設備虧損（收益）	**4,650**	(20)
物業、廠房及設備的評估減值	**—**	2,700
壞帳準備（沖銷）提取	**(574)**	891
存貨可變現淨值減值準備（沖銷）提取	**(969)**	433
應佔聯營公司收益	**(7,289)**	(3,446)
運營資金變動前之經營利潤	**474,667**	453,473
流動資產減少（增加）：		
應收帳款	**30,605**	4,840
存貨	**7,882**	5,037
預付款項及其他流動資產	**20,436**	(12,621)
應收關聯公司/聯營公司	**72,127**	18,707
流動負債增加（減少）		
應付帳款及預提費用	**101,934**	8,156
遞延收益	**(4,986)**	7,592
應付關聯公司	**31,765**	(29,684)
應交稅金	**2,426**	45,337
經營活動產生之現金	**736,856**	500,837

26. 現金流量表附註（續）

(b) 現金及現金等價物分析

於十二月三十一日，現金及現金等價物包括：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
現金				
人民幣	**173**	133	**52**	1
以港幣計價	**84**	—	**—**	—
	257	133	**52**	1
活期存款				
人民幣	**848,525**	583,845	**816,209**	550,770
以美元計價	**240,715**	—	**211,659**	—
以港幣計價	**547,185**	751	**542,361**	—
以日元計價	**136**	—	**—**	—
	1,636,561	584,596	**1,570,229**	550,770
現金及現金等價物合計	**1,636,818**	584,729	**1,570,281**	550,771

27. 金融工具

金融風險管理

本集團承受由利率及匯率變動所帶來的市場風險。本集團未運用任何衍生的金融工具來進行金融風險管理。

公允價值

本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司及關聯公司款項、國債、其他長期資產、應付帳款以及應付關聯公司款項。

由於本集團金融工具的屆滿期較短，故除國債及其他長期資產以外的金融工具的帳面金額於二零零一年十二月三十一日約為其公允價值。

於二零零一年十二月三十一日國債的公允價值約為人民幣101,120,000元。其他長期資產的帳面金額約等於按照預計現金流量的現值計算的公允價值。於資產負債表日，其公允價值是通過將相關現金流以現行利率折現得出。

27. 金融工具（續）

信貸風險

本集團的信貸風險為現金及現金等價物、短期銀行存款、應收帳款、預付帳款、應收聯營公司款項及關聯公司款項及國債的餘額總額。倘其他人士未能履行其對於該等金融工具的責任，則於二零零一年十二月三十一日的最高信貸風險約為人民幣2,437百萬元（二零零零：人民幣899百萬元）。

金融工具的另一方主要包括中國的國有銀行及眾多航空公司及旅行社。本集團預計，任何另一方不會不履行其責任。該等實體對本集團有信貸集中的風險。

外幣風險

本集團承受有關資本開支的外匯風險，因佔其大部分資本性支出的進口設備乃以美元購買。在中國現行的外匯制度下，除已持有之外幣現金及現金等價物外，本集團不能有效對沖外匯風險。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

28. 商業風險

本集團主要在中國營運，因此，需作出特別考慮及承受與投資於美國及西歐國家公司股權證券一般承受的風險有別的重大風險。該等風險包括與政治、經濟及法律環境、國家機關對價格規定的影響及行業競爭有關的風險。

29. 分部報表

本集團僅於一個行業內經營業務－在中國提供電子旅遊分銷、機場旅客處理、數據網絡服務、航空貨運系統及互聯網旅遊平台服務。本集團營運的最高決策人被視為本集團的總經理 。總經理審閱的資料與合併損益表所載資料一致。本集團截至二零零一年及二零零零年十二月三十一日止年度並無編制任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

30. 資產負債表日後事項

於二零零二年三月二十一日，董事會建議派發截至二零零一年十二月三十一日止年度股利，每股人民幣0.184元，共計人民幣163,421,000元，及提取任意公積金人民幣72,883,000元(中國公認會計準則下税後淨利潤的20%)。建議派發的股利及建議提取的任意公積金有待下一次股東大會的批准。由於修訂後的國際會計準則第十號「資產負債表日後事項」的應用，資產負債表日後批准派發的股利及任意公積金將被列示於截至二零零二年十二月三十一日止年度本集團的會計報表中。

31. 比較數字

於二零零零年十二月三十一日與附屬及聯營公司之往來款項餘額已被重新分類，並從應收帳款、預付款項及其他流動資產、應付帳款及預提費用的餘額中分離出來並單獨列示。董事認為此等重分類可更好地呈現本集團及本公司於二零零零年十二月三十一日之財務狀況。

32. 會計報表的批准

此會計報表於二零零二年三月二十一日得到董事會的批准。

合併資產負債表

	於十二月三十一日				
	一九九七年 人民幣千元	一九九八年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元	**二零零一年 人民幣千元**
資產					
物業、廠房及設備，淨值	283,521	280,780	326,921	281,944	**403,997**
無形資產，淨值	—	—	—	—	**14,238**
於聯營公司的投資	—	—	3,132	6,424	**12,391**
其他長期投資	—	—	—	—	**100,000**
其他長期資產	—	—	—	—	**8,465**
	283,521	280,780	330,053	288,368	**539,091**
流動資產					
現金及現金等價物	409,502	505,943	163,037	584,729	**1,636,818**
短期銀行存貨	—	11,519	16,984	27,406	**516,186**
應收帳款，淨值	32,090	36,036	47,743	44,868	**14,837**
存貨	18,553	18,455	15,150	9,680	**2,767**
預付款項及其他流動資產	15,745	8,420	18,741	31,362	**15,356**
應收聯營公司	—	—	2,856	11,416	**598**
應收關聯公司	224,039	258,840	259,968	229,845	**168,536**
	699,929	839,213	524,479	939,306	**2,355,098**
資產總值	983,450	1,119,993	854,532	1,227,674	**2,894,189**
權益及負債					
資本及盈餘公積					
實收資本	260,133	260,133	260,133	577,304	**888,158**
資本公積	155,445	156,138	155,934	167,506	**1,114,808**
盈餘公積	109,768	137,574	175,854	25,202	**100,058**
累計盈餘(虧損)	(103,171)	(63,307)	(21,756)	—	**333,045**
	422,175	490,538	570,165	770,012	**2,436,069**
少數股東權益	12,652	20,682	21,168	32,735	**30,613**
長期銀行借款	411,800	439,800	—	—	**—**
流動負債					
長期銀行借款即期部分	—	—	800	—	**—**
應付帳款及預提費用	64,529	71,394	57,002	65,158	**167,092**
遞延收益	6,993	2,325	788	8,380	**3,394**
應付關聯公司	21,435	23,425	36,366	6,682	**38,447**
應付股利	—	—	—	124,051	**124,051**
應交税金	43,866	71,829	168,243	220,656	**94,523**
	136,823	168,973	263,199	424,927	**427,507**
權益及負債合計	983,450	1,119,993	854,532	1,227,674	**2,894,189**

合併損益表

	截至十二月三十一日止年度				
	一九九七年 人民幣千元	一九九八年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元	**二零零一年 人民幣千元**
收入：					
電子旅遊分銷	343,190	302,846	358,793	439,119	**459,868**
機場旅客處理	54,150	71,325	98,220	155,546	**203,558**
數據網絡	72,952	87,088	99,879	108,960	**114,609**
設備銷售及其他	39,343	25,878	46,762	38,362	**52,766**
總收入	509,635	487,137	603,654	741,987	**830,801**
營業税金及附加	(16,081)	(15,832)	(19,344)	(24,735)	**(29,652)**
淨收入	493,554	471,305	584,310	717,252	**801,149**
營業成本：					
折舊及攤銷	(78,457)	(92,964)	(88,218)	(104,857)	**(109,658)**
網絡使用費	(25,279)	(30,940)	(34,803)	(54,772)	**(48,640)**
人工成本	(35,837)	(27,184)	(33,787)	(39,656)	**(72,019)**
經營租賃支出	(31,178)	(12,870)	(18,670)	(31,516)	**(35,278)**
技術支持費	(19,478)	(14,122)	(5,665)	(15,885)	**(22,304)**
設備銷售成本	(8,256)	(6,379)	(12,738)	(9,131)	**(11,010)**
維修及保養費用	(18,166)	(15,870)	(15,860)	(26,410)	**(18,397)**
佣金及推廣費用	(3,183)	(7,752)	(18,002)	(26,933)	**(44,207)**
其他營業成本	(31,669)	(26,258)	(41,248)	(60,676)	**(73,206)**
總營業成本	(251,503)	(234,339)	(268,991)	(369,836)	**(434,719)**
營業利潤	242,051	236,966	315,319	347,416	**366,430**
財務收入(費用)淨額	(17,212)	(17,883)	(960)	4,921	**41,956**
應佔聯營公司收益	—	—	392	3,446	**7,289**
其他(支出)收入淨額	953	(7,627)	209	(2,729)	**(4,102)**
除税及少數股東權益前利潤	225,792	211,456	314,960	353,054	**411,573**
所得税	(73,987)	(68,753)	(103,742)	(94,166)	**(3,189)**
除少數股東權益前利潤	151,805	142,703	211,218	258,888	**408,384**
少數股東權益	(3,103)	(5,317)	(3,180)	(2,296)	**(483)**
淨利潤	148,702	137,386	208,038	256,592	**407,901**
每股盈利(基本及攤薄) (人民幣元)	0.26	0.24	0.36	0.44	**0.48**
已發行股份數目(千股)	577,304	577,304	577,304	577,304	**855,314**

註釋1. 上述本公司及其其附屬公司(「本集團」)截至二零零一年十二月三十一日止五個年度的補充財務資料摘自本公司日期為二零零一年一月二十九日的招股書所載會計師報告中的合併財務資料，二零零零年及二零零一年年報中所載的經審核財務報表。上述補充財務資料是按照國際會計準則編制，呈列了本集團的財務狀況及經營成果，並假設本集團於截至二零零一年十二月三十一止五個年度一直存在。

註釋2. 截至二零零零年十二月三十一日止四個年度的每股盈利是按照二零零零年十二月三十一日發行在外的577,304,000股計算得出的，且沒有考慮因民航計算機信息中心於有關年度增資而可能產生的新股所需作出的備考調整。於截至二零零一年十二月三十一止年度的每股盈利是通過將淨利潤人民幣407,901,000元，除以發行在外的加權平均普通股股數855,314,000股計算得出。用於計算二零零一年度每股盈利的加權平均普通股數已根據本公司於二零零一年二月發行的H股數作出相應調整。

註釋3. 於一九九七、一九九八、一九九九及二零零零年十二月三十一日與聯營公司之往來款項餘額已被重新分類，並從應收帳款及預付款項及其他流動資產的餘額中分離出來並單獨列示。董事認為此等重分類可更好地呈現本集團於各年末之財務狀況。

董事長

楊 軍

董事

朱 永	執行董事(總經理)
黃源昌	執行董事(副總經理)
肖殷洪	執行董事(副總經理)
李曉軍	執行董事(副總經理)
丁衛平	執行董事(公司秘書)
胡運琦	董事會副董事長、非執行董事
曹建雄	董事會副董事長、非執行董事
張學仁	董事會副董事長、非執行董事
榮 剛	非執行董事
馮 剛	非執行董事
李曉光	非執行董事
施鼎豪	非執行董事
烏家培	獨立非執行董事
周國華	獨立非執行董事

監事會主席

杜紅鷹

監事

蔣孟冬	監事
王永強	監事
陳立宏	監事
宋金箱	監事
譚曉煦	監事
張 欣	監事
王保樹	獨立監事

公司秘書

丁衛平

公司網址

www.travelsky.net

核數師

安達信公司
執業會計師
香港
皇后大道中15號
置地廣場
公爵大廈21樓

法律顧問

香港法律：
年利達律師事務所
香港
中環
遮打道
歷山大廈10樓

中國法律：
競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈11及15樓
郵編100020

法定註冊地址和聯繫方式

中國民航信息網絡股份有限公司
中國北京海淀區
知春路128號
郵編100086
郵政信箱：中國 北京638信箱
電話：(8610) 8401 9073 / 6254 8382
傳真：(8610) 8401 9340 / 6254 8402

香港營業地點

香港
灣仔
港灣道26 號
華潤大廈
35 樓3502 室

上市地點

香港聯合交易所有限公司
股票代號：696

香港股份登記及過戶處

香港證券登記有限公司
香港中環
德輔道中199 號
維德廣場2樓

股東可通過本公司互聯網網址www.travelsky.net取得本年報副本。

董事

董事長

楊軍，38歲，本公司董事長。楊先生為高級工程師，畢業於西北電訊工程學院研究院，並持有計算機科學碩士學位。楊先生在中國計算機行業擁有十五年經驗。自一九八七年一月至一九九零年七月，楊先生在中國軟件技術公司擔任軟件工程師。彼於一九九零年七月至一九九四年九月分別出任中國計算機軟件與技術服務總公司(CS&S)開發部及網絡工程部之副總經理及總經理，隨後於一九九四年十月至一九九八年八月出任CS&S之副總裁。楊先生自一九九八年八月至二零零零年八月擔任民航計算機信息中心之總經理，二零零零年十月起擔任本公司董事長兼總經理，後於二零零一年四月辭去本公司總經理之職務，並出任民航計算機信息中心總裁。

執行董事

朱永，38歲，本公司執行董事及總經理。朱先生為高級工程師，畢業於華中理工大學，並持有北京航空航天大學工程碩士學位。朱先生在中國民航業擁有近二十年經驗。自一九八三年八月至一九九一年四月，朱先生在中國民用航空總局擔任工程師。彼於一九九一年五月及一九九四年一月分別出任中國航空結算中心計算機部經理及中國航空結算中心副總工程師兼計算機部經理，隨後於一九九六年五月擔任中國航空結算中心副總經理，二零零零年六月起擔任中國航空結算中心總經理。二零零一年四月由本公司董事會聘任為本公司總經理。

黃源昌，39歲，本公司執行董事及副總經理。黃先生為高級工程師，畢業於南京工業大學，在中國航空業擁有接近二十年之管理及技術支持經驗。黃先生於一九八九年一月至一九九五年十月擔任民航計算機信息中心運行室之副主任及主任。自一九九五年十月至一九九九年五月，彼擔任民航計算機信息中心總經理之助理。黃先生自一九九九年五月至二零零零年八月擔任民航計算機信息中心之副總經理。

肖殷洪，39歲，本公司執行董事及副總經理。肖先生乃高級工程師。彼畢業於浙江大學，在中國航空業擁有近二十年之管理及技術支持經驗。自一九八四年七月至一九九五年十月，肖先生任職於民航計算機信息中心應用室，自一九八八年十月至一九九五年十月出任民航計算機信息中心應用室之副主任及主任。自一九九五年十月至一九九九年五月，彼擔任民航計算機信息中心總經理之助理。肖先生於一九九九年五月至二零零零年八月擔任民航計算機信息中心之副總經理。

李曉軍，46歲，本公司執行董事及副總經理。李女士乃高級經濟師。彼畢業於中國人民大學，在中國航空業擁有近二十年管理經驗。自一九八三年三月至一九八八年五月，李女士任職於民航總局北京管理局計劃處。彼自一九八八年五月至一九九七年十二月擔任中國國際航空公司計劃處之副主任及主任。李女士自一九九七年十二月至二零零零年八月期間一直擔任民航總局人事教育司之處長。

丁衛平，50歲，本公司執行董事兼公司秘書。彼畢業於北京工業學院，在中國航空業擁有二十多年管理經驗。丁先生於一九七九年十二月至一九八四年五月任職於民航總局。彼自一九八四年五月至一九八七年十月任職於民航計算機信息中心，於一九八七年十月至二零零零年八月出任民航計算機信息中心機房室之副主任，繼而晉升為副總工程師。丁先生自一九九九年七月至二零零零年八月擔任民航計算機信息中心計劃處之處長。由一九九九年七月至二零零零年八月，彼兼任民航計算機信息中心公司重組部的主管。丁先生現為本公司副總工程師兼規劃發展部總經理。

非執行董事

胡運琦，62歲，董事會副董事長之一，彼為高級工程師。胡先生乃大學畢業生，畢業於南京航空航天大學。在中國民航業有三十多年的管理經驗。自一九六三年八月至一九九二年八月，胡先生擔任民航總局廣州管理局之技術員、工程師、機務處處長及副總工程師等職。彼於一九九二年八月至一九九八年五月出任中國南方航空(集團)公司之副總經理。胡先生自一九九八年五月起擔任中國南方航空(集團)公司之副總裁。現已退休。

曹建雄，42歲，董事會副董事長之一。曹先生乃一名經濟師。彼具有經濟學碩士學位，在中國民航業擁有近二十年經驗。自一九八二年十二月至一九八七年十二月，曹先生擔任民航總局上海管理局之勞資部之助理。彼於一九八七年十二月至一九九六年三月出任中國東方航空公司人事科之科長，繼而出任中國東方航空發展公司及中國東方航空期貨經紀有限公司之總經理。曹先生自一九九六年三月至一九九六年十二月出任中國東方航空公司總經理之助理，並於一九九六年十二月至一九九九年十二月出任中國東方航空公司之副總經理兼財務總監。曹先生自一九九九年十二月以來一直擔任東方航空集團公司之副總裁。

張學仁，49歲，董事會副董事長之一。張先生乃高級經濟師。張先生畢業於四川外語學院，在中國航空業擁有近二十五年經驗。張先生於一九七九年三月至一九八二年七月出任民航總局德黑蘭辦事處之商務主任。彼於一九八二年返回北京，並出任民航總局北京管理局國際貨運之副主任。彼自一九九零年一月至一九九八年四月擔任中國國際航空公司貨運部經理，並於一九九八年四月至一九九八年十二月出任中國國際航空公司天津分公司之總經理。張先生自一九九八年十二月以來一直擔任中國國際航空公司之副總裁。

榮剛，39歲，董事之一。榮先生乃高級工程師。彼畢業於重慶大學，在中國航空業擁有近二十年經驗。榮先生自一九八三年八月至一九九六年五月任職於民航計算機信息中心。彼自一九九六年五月至一九九九年五月任職於民航總局。榮先生自一九九九年五月以來一直擔任民航計算機信息中心之副總裁。

馮剛，38歲，董事之一。馮先生為一名經濟師。彼畢業於四川大學，在中國航空業擁有近二十年之經驗。馮先生自一九八七年十月至一九九二年三月出任西南航空公司之調度員及副經理。彼於一九九二年三月至一九九四年七月出任四川飛鷹航空開發公司之總經理。彼自一九九四年七月至一九九五年三月擔任西南航空公司市場銷售部之副經理，自一九九五年三月至一九九五年十月擔任西南航空公司聯屬貨運公司經理。馮先生自一九九五年十月以來一直擔任西南航空公司之副總經理。

李曉光，43歲，董事之一。彼畢業於天津民航學院，一九九九年於北京航空航天大學獲得管理學碩士學位。在中國航空業擁有近二十年之管理及技術經驗。李先生於一九八二年七月至一九九二年十月出任中國北方航空公司的下屬航修廠技術部之工程師、副主管及主管。彼於一九九二年十月至一九九八年十月出任中國北方航空公司之副總工程師，至二零零一年七月繼而升任中國北方航空公司之總工程師。自二零零一年七月至今，李先生擔任中國北方航空公司之副總經理。

施鼎豪，50歲，董事之一。彼畢業於北京航空航天大學，在中國航空業擁有近二十年之管理及技術經驗。施先生自一九七六年十二月至一九八零年四月擔任民航總局北京管理局之機械師。彼於一九八零年四月至一九九四年八月出任中國北方航空公司下屬航修廠之機械師及廠長。施先生自一九九四年八月以來一直擔任中國西北航空公司之副總經理。

獨立非執行董事

烏家培，69歲，中國著名經濟學家，一九五五年至一九八六年為中國科學院經濟研究所研究人員，後擔任中國社會科學院數量經濟與技術經濟研究所研究員、所長。自一九八七年至一九九八年，烏教授任職於國家信息中心總經濟師、副主任、專家委員會主任。烏教授曾赴美國及日本留學並任客座教授。彼現為國家信息中心專家委員會顧問、中國信息協會副會長，及華僑大學經濟管理學院名譽院長，並為中國逾20所大學的兼職教授。烏教授為國務院學位委員會應用經濟學科評議組成員，有逾20部關於經濟學的着作。

周國華，56歲，一九六六年畢業於倫敦REGENT INSTITUTE商科。現為華港集團主席，集團重要業務為投資國內房地產、高科技原料製造等。周先生在一九七八年至一九九四年期間活躍於香港證券交易市場，為遠東交易所及香港聯合交易所會員及持牌人。周先生在國內投資經驗超過二十多年，其中參與投資項目包括有一九八八年之上海靜安希爾頓飯店及南通大飯店、一九九一年天津國際大廈及一九九八年的天津奧林匹克大廈等。

監事

杜紅鷹，42歲，本公司監事會主席。杜女士乃高級會計師，畢業於廈門大學，在中國航空業擁有十七年會計及財務經驗。杜女士自一九八二年八月至一九八五年一月擔任天津中國民用航空學院之教師。杜女士於一九八五年一月加入廈門航空有限公司，並自一九九九年擔任廈門航空公司計劃財務部副總經理。

蔣孟冬，37歲，監事。蔣先生乃一名工程師，畢業於南京工業大學，在中國航空業擁有逾十五年經驗。蔣先生自一九八四年八月至一九九九年一月任職於民航總局雲南省局。蔣先生自一九九九年一月至二零零一年八月擔任雲南航空公司計算機信息中心之副經理，並自二零零一年八月起升任計算機信息中心之總經理。

董事、監事及公司秘書簡歷

王永強，32歲，監事。彼畢業於中國民航學院，在中國航空業擁有近十年經驗。王先生自一九九二年七月至一九九五年六月擔任中國新華航空公司之工程師。王先生於一九九五年六月至一九九七年十月出任海南航空股份有限公司之工程師、項目經理及翻譯。王先生自一九九七年三月至一九九七年八月在德國參加航空業高級管理培訓課程。王先生自一九九七年十月以來擔任海南航空股份有限公司之計算機信息中心主任及行政經理。自二零零零年三月起擔任海航航空系統有限公司董事長兼總經理。

陳立宏，39歲，監事。陳先生乃高級會計師。彼在中國航空業擁有近十五年之財務管理經驗。陳先生自一九八一年一月至一九九零年八月擔任新疆奇台縣農機修造廠之技術員，其後出任新疆奇台縣審計局之審計師。彼自一九九零年八月至一九九三年一月出任財政部駐新疆中央企業處之助理會計師。陳先生自一九九三年一月在新疆航空公司財務部工作，後升任副部長及部長。

宋金箱，53歲，本公司監事兼副總經濟師。彼畢業於北京航空學院，在中國航空業擁有近二十年管理經驗。宋先生自一九七六年十二月至一九八一年九月擔任民航總局之技術員。彼於一九八一年九月至一九九九年七月出任民航計算機信息中心之業務策劃部之副主任，繼而晉升為主任。宋先生於一九九九年七月至二零零零年八月擔任民航計算機信息中心之副總經濟師。

譚曉煦，55歲，本公司監事兼高級行政人員。譚先生乃高級工程師。彼畢業於北京軍區外語學院，在中國航空業有近二十年技術支持經驗。譚先生自一九七三年四月至一九七五年十月擔任北京軍區之技術員。彼於一九七五年十月至一九八零年十一月擔任民航總局北京管理局銷售代表。彼於一九八零年十一月至一九九九年七月擔任民航計算機信息中心應用技術部之技術員，繼而晉升為經理。譚先生於一九九九年七月至二零零零年八月以來一直擔任民航計算機信息中心之高級管理人員。

張欣，39歲，本公司監事兼高級技師。張先生在中國航空業擁有近二十年之技術經驗。張先生自一九八一年十月至一九八八年十二月擔任民航總局之繪圖設計員。張先生自一九八八年十二月至一九九四年十一月擔任民航計算機信息中心之技師。自一九九四年十一月至二零零零年八月，張先生擔任民航計算機信息中心之高級技師。

王保樹，60歲，獨立監事。彼於一九六四年在北京政法學院畢業，為商法和經濟法教授。自一九六四年九月至一九六九年五月，王先生於北京市人民政府研究室任職，自一九七一年至一九七九年於一月北京市農機局辦公室政策研究組任職。自一九七九年二月至一九九八年六月間，王先生為中國社會科學院法律研究所副所長。自一九九八年六月以來，王先生一直為清華大學教授和法學院院長，彼亦於其他大學教授法律。王教授現為中國法學會商法研究會會長、北京仲裁委員會副主任。

公司秘書

丁衛平，亦為本公司之執行董事。

1月	本公司與SITA一家附屬公司成立的從事航空貨運業務的中外合資企業天信達信息技術有限公司開始運營。
	成立中國民航信息網絡(香港)有限公司，為香港及澳門地區用戶提供更好的服務。
2月	本公司公開發行31,085.4萬股H股，並在香港聯交所成功掛牌上市。
	在杭州成立浙江分公司，為浙江及其周邊用戶提供更好的服務。
4月	本公司公佈2000年公司年度業績。
	本公司臨時董事會議通過總經理人事變動，批准楊軍先生辭去總經理職務，聘任朱永先生為新的總經理。
5月	本公司2000年股東周年大會召開，同意劉春池先生辭去董事職務，增選朱永先生為執行董事。
6月	本公司與北京外企航空服務公司簽署了ASP服務協議，標誌着本公司對外開始提供ASP服務。
7月	成立北京分公司，為北京及其周邊用戶提供更好的服務。
8月	本公司成功地阻擊「紅色代碼」對本公司系統的入侵。
	本公司公佈2001年中期業績。
9月	ETD新主機系統順利投產，信息處理能力提高近60%。
	廈門民航凱亞有限公司正式成立，為廈門及其周邊用戶提供更好的服務。
10月	本公司被國際財經雜誌《福布斯》評選為本年度全球最佳二百家小型企業。
	本公司的電子客票技術率先在深圳航空公司投入使用，幫助航空旅客實現了無紙化旅行。
	在蘭州成立甘肅分公司，為甘肅及其周邊用戶提供更好的服務。
11月	本公司與國泰航空公司在北京簽訂信息技術產品研發合作協議，利用本公司在行業與專業技術領域內的優勢，為國泰航空公司提供技術支持服務。
	APP主機系統主機資源擴容，信息處理能力提高近50%。
12月	本公司與IATA分別在新加坡和香港簽定加入當地BSP協議，正式支持在新加坡、香港和澳門的旅行社使用本公司的ETD出售ATB2中性客票。
	本公司被認定為軟件企業。
	本公司ETD計劃主體工程通過國家驗收，標誌着本公司基本上完成了新一代ETD計劃的主體框架建設。

股東週年大會通告

茲通告中國民航信息網絡股份有限公司(「本公司」)謹定於二零零二年五月十日(星期五)上午十時正於中華人民共和國北京東城區王府井大街二號華僑大廈二樓酒店會議室舉行股東周年大會，藉以審議下列事項：

1. 審議及批准截至二零零一年十二月三十一日止年度董事會報告；

2. 審議及批准截至二零零一年十二月三十一日止年度監事會報告；

3. 審閱本公司截至二零零一年十二月三十一日止年度核數師報告並審議及批准本公司截至二零零一年十二月三十一日止年度經審計的財務報表；

4. 審議及批准本公司截至二零零一年十二月三十一日止年度利潤分配及派發末期股息方案；

5. 審議及批准授權本公司董事會代表本公司投資每一項與本公司主營業務有關、本公司出資不多於人民幣五百萬元的機構；

6. 審議及批准聘用羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零二年十二月三十一日止年度國際及國內核數師，並授權董事會釐定其酬金；及

7. 審議及批准其他事項(如有)。

承董事會命
丁衛平
公司秘書

二零零二年三月二十一日

附註：

1. 本公司將於二零零二年四月九日(星期二)至二零零二年五月十日(星期五)(包括首尾兩天)暫停辦理過戶登記。於二零零二年四月八日(星期一)營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席股東周年大會。H股過戶文件須於二零零二年四月八日(星期一)下午4時正或之前送交本公司H股的過戶登記處，受讓人方可出席股東周年大會。

   本公司H股股份登記處地址為：

   香港德輔道中199號
   維德廣場2樓
   香港證券登記有限公司

2. 凡有權出席股東周年大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席股東周年大會並代其投票。代理人毋須為本公司股東。

3. 股東或其代理人出席股東周年大會，須攜同本公司的公司章程規定的身份證明文件及其它文件。如委任超過一位代理人，該等代理人只能以投票方式行使表決權。

4. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代理人委託書須在股東周年大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司。

5. 擬親自或由代理人代表出席股東周年大會的股東，須於二零零二年四月十九日(星期五)或之前將出席股東周年大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 股東周年大會預計需時半天。擬出席股東周年大會的股東或其代理人須自行承擔交通費及住宿費。

7. 本公司的法定註冊地址為：

   中國北京市海淀區
   知春路128號
   郵編100086
   中國民航信息網絡股份有限公司

   聯絡人：丁衛平

   電話：(8610)-84019073 / 6254 8382
   傳真：(8610)-84019340 / 6254 8402
   郵政信箱：中國 北京638信箱



中國民航信息網絡股份有限公司

TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)



